     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1999

                                                      REGISTRATION NO. 333-57989
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                SPINCYCLE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7215                            41-1821793
   (STATE OF OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------


                                  PETER L. AX


                            CHIEF EXECUTIVE OFFICER

                  15990 NORTH GREENWAY/HAYDEN LOOP, SUITE 400
                           SCOTTSDALE, ARIZONA 85260

                            TELEPHONE (480) 707-9999

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                                SUSAN M. HERMANN
                             PEDERSEN & HOUPT, P.C.
                        161 N. CLARK STREET, SUITE 3100
                            CHICAGO, ILLINOIS 60601
                            TELEPHONE (312) 641-6888

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


     If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[SPINCYCLE LOGO]


                                   PROSPECTUS


                                SPINCYCLE, INC.
                              144,990 WARRANTS TO
                     PURCHASE 26,661 SHARES OF COMMON STOCK
                       AND 26,661 SHARES OF COMMON STOCK

                            ------------------------


     SpinCycle, Inc. originally sold 144,900 units, each unit consisting of a 12 3/4 senior discount note due 2005 with a principal amount at maturity of $1,000 and one warrant to purchase .1839 shares of common stock at an exercise price of $.01 per share, on April 29, 1998 to Credit Suisse First Boston Corporation in a private placement. CS First Boston then placed the units with qualified institutional buyers. The purpose of this prospectus is to permit those holding any of the 144,990 warrants or up to 26,661 shares issuable to them upon the exercise of their warrants to offer and sell those securities. The warrants and the shares may be sold by the holders from time to time directly to purchasers or through agents, underwriters or dealers. The warrants are exercisable at any time and will expire on May 1, 2005.



    SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT THE RISKS INHERENT


             IN OWNING OUR WARRANTS OR SHARES OF OUR COMMON STOCK.



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  Prospectus dated                     , 1999.

                               TABLE OF CONTENTS



                                                              PAGE
                                                              -----
Prospectus Summary..........................................      3
Risk Factors................................................      8
Use of Proceeds.............................................     13
Capitalization..............................................     13
Selected Financial and Other Data...........................     14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     17
Business....................................................     26
Management..................................................     33
Principal Stockholders......................................     38
Certain Transactions........................................     40
Description of Capital Stock................................     40
Description of the Warrants.................................     42
Description of the Heller Facility..........................     45
Description of the Notes....................................     47
Federal Income Tax Consequences.............................     50
Selling Stockholders........................................     53
Plan of Distribution........................................     54
Notice to Canadian Residents................................     55
Legal Matters...............................................     56
Experts.....................................................     56
Available Information.......................................     57
Index to Financial Statements...............................    F-1



     This prospectus contains forward-looking statements. Those statements include indications regarding our intent, belief or current expectations. Discussions in this prospectus under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus include forward-looking statements. These statements involve risks and uncertainties, many of which are beyond our control, which could cause our actual future results to differ materially from those anticipated in the forward-looking statements. In particular, the risks and uncertainties described under "Risk Factors" in this prospectus could cause our actual future results to differ materially from what we contemplate. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                               PROSPECTUS SUMMARY


     This summary includes all material items relating to the offering and should be read with the more detailed information and financial statements and notes appearing elsewhere in this prospectus.



The Company                      SpinCycle was founded in October 1995 to
                                 develop and implement SpinCycle's unique concept of a national chain of branded coin-operated laundromats and to serve as a platform for a nationwide consolidation in the coin-operated laundromat industry. Our goal is to become the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in executing our business plan.



Market Opportunity               Based on a 1997 survey conducted on behalf of
                                 and published by the Coin Laundry Association for its members, we estimate that the coin-operated laundromat industry is a $2.0-3.0 billion industry characterized by steady, non-cyclical demand with approximately 25,000 laundromats nationwide. According to the survey, the average laundromat generates
                                 $151,000 and the median generates approximately
                                 $93,700 of annual store revenues. In
                                 comparison, of our 27 stores which had been open at least one year as of the beginning of our 1998 fiscal year our 16 developed stores had average and median annual revenues of approximately $365,000 and our 11 acquired stores had average annual revenue of approximately $254,000 and median annual revenues of approximately $260,000.



                                 We believe that our superior store design, sophisticated site selection methods, disciplined professional management and financial resources will enable us to successfully consolidate this highly fragmented industry and deliver a superior product to customers.



Business Strategy                We intend to maintain and build upon our
                                 leading position in the national retail
                                 coin-operated laundromat industry by:



                                 - consolidating our position in existing
                                   markets;



                                 - leveraging our national brand for laundry
                                   service;



                                 - building demand for wash and fold service and
                                   other laundry related services;



                                 - identifying development and acquisition
                                   candidates in high profile locations within targeted trade areas in each of our markets; and



                                 - developing stores within trade areas that
                                   contain at least 15,000 households of more than two occupants with median household incomes between $25,000 and $35,000 and in which at least 50% of such households rent their homes or apartments.



Competitive Strengths            Superior Facility and Customer Service.  In
                                 sharp contrast to many existing laundromats, a SpinCycle laundromat is an inviting, spacious and well-equipped facility that is conveniently located, clean and well-lighted. We provide air conditioned stores that are bright and colorful. Each store is configured with our unique equipment mix that optimizes customer convenience and is designed to maximize profitability. Each store is staffed by at least one trained customer service representative.



                                 Industry Leader. By being the first nationally branded operator of superior laundromat facilities, and by effectively promoting and clustering stores in prime locations in our targeted markets, we believe that we have achieved or will achieve a market leading position in each of our markets.



                                 Advanced Systems and Controls. SpinCycle's advanced management information systems allow us to monitor, on a store by store basis, daily revenue and the frequency of use of each of our washers and dryers.



                                 Experienced Management. We have a management team with experience in finance, development, operations and nationwide multi-unit rollouts which we believe is a competitive advantage.



Recent Mature Store Performance  We define a "mature store" as a store which has been (1) developed and operated by us for at least 13 complete and continuous four week periods or (2) purchased by us and operated by us or the prior owner for at least 13 complete and continuous four week periods, at least four of which periods have been since we acquired the store.



                                 Recent Developed Store Performance. For the year ended December 27, 1998, on average, our 16 developed mature stores which were mature for all of our 1998 fiscal year generated approximately $28,120 of per period revenue, approximately $9,635 of per period Store EBITDA (defined as EBITDA before allocation of any selling, general and administrative expenses; EBITDA is defined as earnings before interest, taxes, depreciation and amortization) and approximately $(544) of per period gross operating profit (loss) after depreciation of approximately $10,179.



                                 Recent Acquired Store Performance. For the year ended December 27, 1998, on average, the 10 acquired mature stores, which had been mature for all of 1998, generated approximately $19,549 of per period revenue, $4,104 of per period Store EBITDA and approximately $1,355 of per period gross operating profit after depreciation of approximately $2,749.



                                 There can be no assurance that these results are indicative of future results.

                                OFFERING SUMMARY


     This prospectus relates solely to the warrants and the shares of our common stock issued or issuable upon exercise of the warrants. We will not receive any of the proceeds from the sale of the warrants or the shares of our common stock issued upon exercise of the warrants.


THE WARRANTS:

Issuer........................   SpinCycle, Inc.


Warrants Offered..............   144,990 warrants which, when exercised, will
                                 entitle the holders thereof to acquire an aggregate of 26,661 shares of our common stock.



Exercise Price................   $.01 per share of common stock.



Expiration....................   The warrants will expire on May 1, 2005.



Anti-Dilution Provisions......   The warrants have customary anti-dilution
                                 provisions.


Voting Rights.................   Warrant holders have no voting rights.


Warrant Shares................   The warrants entitle the holders to acquire
                                 shares of common stock.



                                  OUR OFFICES



     Our headquarters is located at 15990 North Greenway/Hayden Loop, Suite 400, Scottsdale, Arizona 85260. Our telephone number is 480-707-9999.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA



     The summary historical financial and other data is derived from our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our 1995 fiscal year was for the period from October 10, 1995 (inception) through December 31, 1995. On December 1, 1997, we changed our financial reporting to a 13 period fiscal year, comprised of 13 four week periods. Our 1997 fiscal year was the period from January 1, 1997 through December 28, 1997 and our 1998 fiscal year was for the period December 29, 1997 through December 27, 1998.



     The summary financial and other data as of and for the quarters ended March 22, 1998 and March 21, 1999 were derived from our unaudited financial statements and, in our opinion, include all adjustments necessary for a fair presentation of such information. These adjustments are of a normal and recurring nature. Operating results for the quarter ended March 21, 1999 are not necessarily indicative of the results that may be expected for all of 1999.



                                                       FISCAL YEAR ENDED                              QUARTERS ENDED
                                   ---------------------------------------------------------   -----------------------------
                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,     MARCH 22,       MARCH 21,
                                       1995           1996           1997           1998           1998            1999
                                   ------------   ------------   ------------   ------------   -------------   -------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................   $       --      $  1,015       $  8,653       $ 30,936       $  5,271        $ 11,606
                                    ----------      --------       --------       --------       --------        --------
Operating income (loss)..........           (5)       (3,873)       (13,337)       (15,270)        (2,503)         (2,919)
                                    ----------      --------       --------       --------       --------        --------
Net income (loss) before
  extraordinary loss.............           (5)       (3,894)       (13,796)       (24,321)        (3,223)         (6,257)
Extraordinary loss from early
  extinguishment of debt.........           --            --             --           (334)(1)         --
Net income (loss)................           (5)       (3,894)       (13,796)       (24,655)        (3,223)         (6,257)
Repricing of Series C preferred
  stock..........................           --            --             --         (1,459)(2)         --              --
Accretion of mandatorily
  redeemable preferred stock.....           --            --         (1,941)          (756)          (529)             --
                                    ----------      --------       --------       --------       --------        --------
Net income (loss) applicable to
  holders of common stock........   $       (5)     $ (3,894)      $(15,737)      $(26,870)      $ (3,752)       $ (6,257)
                                    ==========      ========       ========       ========       ========        ========
Net loss per common share........   $(1,362.75)     $(117.42)      $(412.76)      $(937.60)      $(111.82)       $(225.37)
                                    ==========      ========       ========       ========       ========        ========
Weighted average number of common
  shares outstanding.............            4        33,162         38,127         28,658         33,553          27,763
                                    ==========      ========       ========       ========       ========        ========
SELECTED OPERATING DATA:
Cash flows provided by (used in)
  operating activities...........          (33)        2,380         (8,973)        (3,877)        (2,575)         (1,077)
Cash flows provided by (used in)
  investing activities...........          (18)       (8,504)       (22,862)       (58,936)       (11,117)         (5,691)
Cash flows provided by (used in)
  financing activities...........           56         6,479         39,724         58,803          9,836           5,690
EBITDA(3)(4).....................           (5)       (3,305)       (10,516)        (5,685)        (1,229)            265
Store EBITDA(5)..................           --          (651)           213          5,736            945           2,781
Depreciation and amortization....           --           568          2,341          9,562          1,274           3,152
Capital expenditures(6)..........           18        13,391         53,892         67,960         13,815           5,737
Stores open at end of period.....           --            14             71            163             95             172

                                         AS OF          AS OF          AS OF          AS OF         AS OF
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,   MARCH 21,
                                          1995           1996           1997           1998         1999
                                      ------------   ------------   ------------   ------------   ---------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Property and equipment..............      $18          $12,841        $ 53,969      $ 100,657     $103,487
Total assets........................       55           13,809          75,496        128,256      129,761
Total debt..........................       --            4,592          35,926        103,432      112,489
Total liabilities...................       60           10,890          46,330        115,593      123,345
Mandatorily redeemable preferred
  stock.............................       --            6,810          48,793             --(7)
Convertible preferred stock.........       --               --              --         50,846(7)    50,846
Shareholders' equity (deficit)......       (5)          (3,891)        (19,627)        12,663        6,416


---------------


 (1) Our net loss for the fiscal year ended December 27, 1998, includes the extraordinary loss associated with the writeoff of approximately $334 of unamortized deferred financing costs related to two of our former credit facilities.



 (2) We recognized the fair value of the 7,295 shares of our common stock issued pursuant to the repricing of our series C convertible preferred stock. Accordingly, this amount has been deducted from our net loss in determining the net loss available to common stockholders for purposes of calculating basic and diluted earnings per share. See also Note 9 to our financial statements.



 (3) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow, as measured by generally accepted accounting principles, as a measure of liquidity, it is included to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.



 (4) EBITDA excludes the loss on disposal of property and equipment of $480 for the fiscal year ended December 28, 1997, $23 for the fiscal year ended December 27, 1998 and $32 for the fiscal quarter ended March 21, 1999.



 (5) Store EBITDA is EBITDA before allocation of any selling, general and administrative expenses. Store EBITDA is not intended to represent operating income or loss as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance as measured by generally accepted accounting principles. We have, however, included this data to provide additional information with respect to store-level cash operating margins. Operating income or loss under generally accepted accounting principles includes allocation of selling, general and administrative expenses.



 (6) Capital expenditures includes the purchase of laundromat equipment pursuant to an existing supply agreement and financed with borrowings in connection with our former laundry equipment and acquisition credit facility of approximately $2,455 in fiscal 1998, $31,358 in fiscal 1997 and $4,887 in fiscal 1996, approximately $123 for the fiscal quarter ended March 21, 1999 and approximately $1,328 for the fiscal quarter ended March 22, 1998. Capital expenditures totaled approximately $26,900 for the fiscal year ended December 27, 1998 and approximately $12,100 for the year ended December 28, 1997. The capital expenditures for 1997 included approximately $11,485 of laundromat equipment for use in stores to be opened in 1998 and approximately $4,120 for land acquired and held for sale-leaseback transactions. Capital expenditures also includes the cash outlay to acquire new businesses net of cash acquired.



 (7) Concurrently with the closing of our private placement of senior discount notes and warrants, the put rights previously associated with our three classes of preferred stock were terminated. Therefore, our preferred stock is no longer mandatorily redeemable.

                                  RISK FACTORS


     Prospective purchasers of the warrants and shares issuable upon exercise of the warrants should carefully consider the specific risk factors set forth below, as well as the other information appearing in this prospectus, before making an investment in the warrants or the shares.



WE MAY BE UNABLE TO ACHIEVE PROFITABILITY OR MANAGE OUR GROWTH



     Our future success will depend on our ability to operate our stores profitably. As of March 21, 1999, we have not yet operated all of our stores, taken as a whole, profitably. As of June 13, 1999, we had 172 stores open and have plans to open nine more in 1999. Our success is dependent upon a number of factors, including:



     - our ability to hire, assimilate and retain competent management;



     - our ability to hire, train, assimilate and retain competent store-level employees;



     - the adequacy of our financial resources; and



     - our ability to adopt purchasing, management information and other systems to accommodate our operations.



     Our ability to develop stores or rehabilitate acquired stores is dependent on timely fulfillment by landlords and others of their contractual obligations to us, the maintenance of construction schedules and the speed with which local zoning and construction permits can be obtained.



WE HAVE NEVER BEEN PROFITABLE AND WE ANTICIPATE SIGNIFICANT LOSSES FOR THE BALANCE OF 1999



     We have never been profitable and have incurred significant net operating losses and negative cash flow from operations to date in connection with developing, owning and operating laundromats. For the year ended December 27, 1998, we had a net loss applicable to holders of common stock of approximately $26.9 million. For the quarter ended March 21, 1999, we had a net loss applicable to holders of common stock of approximately $6.3 million. At March 21, 1999, we had a recorded accumulated deficit of $51.5 million. We expect operating losses for the balance of 1999.



     Losses and negative cash flow from operations will continue until we establish a sufficient revenue-generating base of laundromats, which we may never be able to do. The extent of these losses will also depend, in part, on our ability to generate additional revenues in our stores from retail sales and ancillary services offered in our stores. To the extent that revenue does not grow at anticipated rates, or that increases in operating expenses are not followed by commensurate increases in revenue, or that we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve or sustain profitability.



WE MAY BE UNABLE TO ESTABLISH OUR BRAND WITH POTENTIAL CUSTOMERS OR MAINTAIN IT WITH EXISTING CUSTOMERS



     We believe that establishing and maintaining our brand will be critical to attracting and expanding our customer base. If our customers and potential customers do not perceive our facilities and services to be of high quality, or if we alter or modify our brand image, introduce new services or enter into new business ventures that are not favorably received by our customers, the value of our brand could be diluted.



OUR EXECUTIVES LACK SIGNIFICANT EXPERIENCE IN THE LAUNDRY INDUSTRY



     Prior to joining SpinCycle, none of our executive officers or directors had experience in laundromat operations or management.

WE HAVE SUBSTANTIAL DEBT OUTSTANDING; WE HAVE NOT YET GENERATED THE CASH FLOW THAT WILL BE NECESSARY TO SERVICE OUR DEBT WHEN IT BECOMES DUE.



     We have indebtedness outstanding that is substantial in relation to our stockholders' equity. As of March 21, 1999, we had total outstanding indebtedness of approximately $112.5 million, of which $106.1 million relates to the senior discount notes and of which $5.8 million is outstanding under our credit facility with Heller Financial, Inc., and we had total stockholders' equity of approximately $6.4 million.



     Our high degree of leverage could have important consequences to holders of the warrants and the shares for which they are exercisable including that:



     - based upon recent operating results, substantially all of our cash flow from operations will be required to be dedicated to our interest expense obligations with respect to the senior discount notes and will not be available to us for operations, working capital, capital expenditures or other purposes beginning when the first payment on the notes is due on November 1, 2001;



     - our ability to obtain financing in the future may be limited;



     - our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures as compared to less highly leveraged competitors could be limited, including by reason of the covenants contained in the indenture governing the senior discount notes and the agreements related to our Heller credit facility; and



     - we may be more vulnerable to downturns in general economic conditions or in our business or be unable to undertake capital expenditures that are important to maintain or grow our business.



     Since our inception, we have not generated positive cash flow from operations. As a result, we have been required to pay our fixed charges, including interest on existing indebtedness, and operating expenses with the proceeds from sales of our equity securities, loans from stockholders and other credit arrangements. As of November 1, 2001, we will be required to satisfy substantially higher periodic cash debt service obligations because, as of that date, cash interest on our senior discount notes will be payable in the amount of approximately $9.25 million every six months. The approximately $145.0 million of principal amount at maturity of our senior discount notes will become due on May 1, 2005. In addition, as of March 21, 1999 we had drawn approximately $5.8 million on our Heller credit facility, which comes due in April 2002 and to the extent we borrow additional amounts on that facility or obtain additional financing, we may have substantially more indebtedness outstanding by the end of 1999.



     Our ability to make scheduled payments or to refinance our obligations will ultimately depend on our financial and operating performance, which in turn is subject to prevailing economic and competitive conditions and to financial, business and other factors that may be beyond our control, including operating difficulties, increased operating costs, prices we can charge our customers, the response of competitors and delays in implementing our strategy. Our ability to meet our debt service and other obligations will depend largely on the extent to which we can successfully implement our business strategy and manage our operations.



     In the event we are unable to meet our obligations with respect to our existing indebtedness, we may be required to reduce or delay capital expenditures, refinance or restructure all or a portion of our indebtedness, sell material assets or operations or seek to raise additional debt or equity capital.



OUR SUCCESS DEPENDS ON THE PERFORMANCE OF KEY PERSONNEL AND ON OUR ABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL



     Our future success depends upon retaining the services of our senior management staff, and upon attracting and retaining executive officers and other personnel. Only our chief executive and chief development officers are bound by employment agreements. All other officers have and we anticipate that all future officers will have an at-will employment relationship with us. We only have a "key person" life insurance policy covering our chief executive officer.

THERE IS NO PUBLIC MARKET FOR THE WARRANTS OR THE SHARES FOR WHICH THE WARRANTS ARE EXERCISABLE



     Although we have registered the warrants and the underlying shares of common stock, the shares are not listed on any exchange and there is currently no trading market for the warrants. If such a market were to develop, the warrants and the shares could trade at prices that may be higher or lower than the price paid by selling holders of warrants or shares depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. CS First Boston has advised us that it currently intends to make a market in the warrants and the shares for which the warrants are exercisable. However, CS First Boston is not obligated to do so and any market-making with respect to these securities may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the warrants or the shares or that an active trading market for these securities will develop. We do not intend to apply for listing of the warrants or the shares on any securities exchange or stock market.



THE VALUE OF THE WARRANTS AND THE SHARES FOR WHICH THEY ARE EXERCISABLE MAY BE REDUCED BECAUSE OF THE AVAILABILITY OF OTHER SPINCYCLE SECURITIES IN THE MARKET



     The warrants are exercisable at any time until May 1, 2005. We have a total of 27,763 shares of common stock, 76,974 shares of series A convertible preferred stock, 125,498 shares of series B convertible preferred stock, 72,930 shares of series C convertible preferred stock outstanding and warrants to purchase 26,661 shares of common stock, all of which were sold in private placements. In addition, as of March 21, 1999, we had outstanding option grants exercisable for 40,539 shares of common stock of which 8,527 were vested. The holders of the preferred shares have both demand and "piggyback" registration rights. Sales of restricted shares in the public market, or the availability of such shares for sale, could adversely affect the value of the warrants and any common stock issued upon exercise of the warrants.



OUR STEPS TO PROTECT OUR TRADEMARKS AND PROPRIETARY RIGHTS MAY BE INADEQUATE



     We regard our anticipated service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We intend to rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, users, partners and others to protect our proprietary rights. Effective trademark, service mark and trade secret protection may not be available in every country in which we may expand to provide services. Therefore, the steps we take to protect our proprietary rights may be inadequate.



WE ARE HIGHLY DEPENDENT ON OUR MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 RISKS MAY ADVERSELY AFFECT OUR ABILITY TO COLLECT DATA ABOUT OUR STORES



     We depend on our management information systems to monitor daily revenue and machine use in each of our stores, exercise controls and compile and analyze marketing and operational data. Many existing computer programs use only two digits to identify a year. Any disruption in our systems operations, the loss of employees knowledgeable about these systems or our failure to continue to effectively modify the systems would have a material adverse effect on our business, financial condition and results of operations.



WE DEPEND UPON A SINGLE SUPPLIER FOR OUR LAUNDRY MACHINES



     To date, we have acquired substantially all of our equipment from Alliance Laundry Systems LLC, the successor to Raytheon Commercial Laundry LLC. We are presently party to a supply agreement with Alliance which obligates us to purchase substantially all of our washers, dryers and replacements parts for stores we develop from Alliance until August 31, 2001. Therefore, through that date we will be substantially dependent upon Alliance to supply our laundry equipment.

THE OWNERSHIP INTEREST IN OUR COMPANY OF WHICH HOLDERS OF OUR WARRANTS COULD OWN UPON EXERCISE OF OUR WARRANTS FOR OUR COMMON STOCK IS INSUBSTANTIAL



     The percentage ownership interest of holders of our warrants upon exercise of the warrants for our common stock is approximately 6.6%. With such a small percentage ownership interest in SpinCycle, the warrant holders, even as a group, would be unlikely to effect any change in our management or operations.



WE DO NOT EXPECT TO PAY DIVIDENDS



     We have never paid any dividends on any of our capital stock, and we do not have any plans to pay any dividends on any of our capital stock in the foreseeable future. We currently intend to retain all earnings, if any, for reinvestment in our business and repayment of indebtedness. Further, the Heller credit facility and our indenture restrict our payment of dividends.



WE FACE CONSIDERABLE COMPETITION FROM MANY LOCAL AND REGIONAL OPERATORS IN ALL OF OUR MARKETS



     Our local and regional competitors typically own one or two stores and operate their facilities with a lower cost structure than SpinCycle, typically employing fewer people and offering less service. These operators often own the real estate where they are located and have the ability to lower prices significantly in order to compete. In addition to the local and regional operators, at least one privately-owned laundromat chain was started in 1998 with the intention of becoming a national branded chain and we anticipate more competition from this and future national laundromat chains. In addition, we compete with route service operators, who provide coin-operated laundry facilities in multi-unit apartment complexes. There are two publicly traded companies in the route business, Coinmach Corporation and Mac-Gray Corporation. Both of these entities have substantially greater resources than we have and could enter the retail laundromat business on a national scale at any time. There can be no assurance that we will be able to compete effectively with current or future competitors or that, when faced with such competitive pressures, we will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the senior discount notes or any other of our debts.



WE ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS IN THE CONDUCT OF OUR BUSINESS AS A RESULT OF THE COVENANTS INCLUDED IN OUR DEBT FACILITIES



     The indenture governing our senior discount notes and the Heller loan documents contain numerous financial and operating covenants, including, but not limited to, restrictions on our ability to:



     - incur indebtedness;



     - create liens;



     - sell assets;



     - engage in mergers and acquisitions except those meeting specified criteria;



     - pay dividends;



     - make investments; and



     - enter new lines of business.



     These covenants could materially limit or exclude potentially profitable activities in which we might otherwise engage. In addition, in the event of a change of control, we will be required to offer to purchase all outstanding senior discount notes at a price equal to 101% of the accreted value of the notes at that time plus accrued interest, if any. This restriction may inhibit our ability to enter into or adversely affect the likelihood that we will enter into a transaction resulting in a change of control. The Heller facility also restricts our ability to enter into transactions with our affiliates or make payments under the indenture that are not regularly scheduled and limits our ability to prepay our senior discount notes following an underwritten public offering of our common stock to an amount equal to 35% of the principal, interest and fees outstanding with respect to the notes.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL OR OBTAIN ADDITIONAL DEBT AND THE TERMS OF ANY ADDITIONAL FINANCING MAY DILUTE THE VALUE, RIGHTS, PREFERENCES OR PRIVILEGES OF OUR CAPITAL STOCK



     We anticipate that we may require substantial working capital to fund our business. We currently anticipate that the capital we need will be generated by our operations or we will borrow it from third party lenders. The amounts available to us under the Heller facility are determined on the basis of various asset and revenue based tests. As of March 21, 1999, we estimated that we had approximately $10.3 million available to us under the Heller facility of which we had borrowed $5.8 million. We are currently seeking additional financing to fund operations, complete our nine stores in development and to finance strategic acquisitions. Further expansion would require additional borrowings and/or additional capital. If we raise additional funds through the issuance of equity, equity-related or debt securities, any or all of these securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing or capital will be available to us on favorable terms when required, or at all.



BREACHES OF SECURITY IN OUR STORES MAY RESULT IN HARM TO US AND OUR CUSTOMERS



     Because individual stores operate in large urban centers and involve public access and cash on the premises, there is a material risk of robbery and other crimes. Although we have attempted to address this by investing in systems and procedures to enhance security for our employees and customers, there can be no assurance that we and our customers will not experience security problems in our stores.

                                USE OF PROCEEDS


     We will not receive any proceeds from the sale of the warrants or the shares of common stock issuable upon exercise of the warrants offered by this prospectus.


                                 CAPITALIZATION


     Our actual capitalization at March 21, 1999, is set forth below.



                                                              MARCH 21, 1999
                                                              --------------
                                                              (IN THOUSANDS)
  Cash and cash equivalents.................................     $  3,161
                                                                 ========
  Notes(1)..................................................      106,084
  Miscellaneous debt........................................        6,405
                                                                 --------
          Total long-term debt..............................      112,489
                                                                 --------
  Stockholders' equity:
     Convertible preferred stock............................       50,846
     Common stock...........................................           --
     Additional paid-in-capital.............................        1,440
     Common stock warrants(2)...............................        5,625
     Accumulated deficit....................................      (51,495)
                                                                 --------
       Total stockholders' equity...........................        6,416
                                                                 --------
          Total capitalization..............................     $118,905
                                                                 ========


---------------

(1) Reflects the accreted value ascribed to the senior discount notes net of the value ascribed to the warrants.



(2) Reflects the gross proceeds ascribed to the warrants when they were sold in the private placement.

                       SELECTED FINANCIAL AND OTHER DATA


     The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" have been derived from our historical financial statements. Our 1995 fiscal year was for the period from October 10, 1995 (inception) through December 31, 1995. On December 1, 1997, we changed our financial reporting to a 13 period fiscal year, comprised of 13 four week periods. Our 1997 fiscal year was the period January 1, 1997 through December 28, 1997 and our 1998 fiscal year was from December 29, 1997 through December 27, 1998. The summary financial and other data as of and for the fiscal quarters ended March 21, 1999 and March 22, 1998 have been derived from our unaudited financial statements and, in our opinion, include all adjustments necessary for a fair presentation of such information. These adjustments are of a normal and recurring nature. When you read this selected financial data it is important that you read along with it our historical financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                               FISCAL YEAR ENDED                              QUARTERS ENDED
                           ---------------------------------------------------------   -----------------------------
                           DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,     MARCH 22,       MARCH 21,
                               1995           1996           1997           1998           1998            1999
                           ------------   ------------   ------------   ------------   -------------   -------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues.................   $       --      $  1,015       $  8,653       $ 30,936       $  5,271        $ 11,606
Store operating expenses,
  excluding depreciation
  and amortization.......           --         1,193          7,983         24,508          4,235           8,712
                            ----------      --------       --------       --------       --------        --------
Gross operating profit
  (loss).................           --          (178)           670          6,428          1,036           2,894
Preopening costs.........           --           473            457            692             91             113
Depreciation and
  amortization...........           --           568          2,341          9,562          1,274           3,152
Selling, general and
  administrative
  expenses...............            5         2,654         10,729         11,421          2,174           2,516
Loss on disposal of
  property and
  equipment..............           --            --            480             23             --              32
                            ----------      --------       --------       --------       --------        --------
Operating income
  (loss).................           (5)       (3,873)       (13,337)       (15,270)        (2,503)         (2,919)
Interest income..........           --            29            433          1,300            126              37
Interest expense, net....           --           (50)          (892)       (10,351)          (846)         (3,375)
                            ----------      --------       --------       --------       --------        --------
Net income (loss) before
  extraordinary loss.....           (5)       (3,894)       (13,796)       (24,321)        (3,223)         (6,257)
Extraordinary loss from
  early extinguishment of
  debt...................           --            --             --           (334)(1)         --              --
                            ----------      --------       --------       --------       --------        --------
Net income (loss)........           (5)       (3,894)       (13,796)       (24,655)        (3,223)         (6,257)
Repricing of Series C
  preferred stock........           --            --             --         (1,459)(2)         --              --
Accretion of mandatorily
  redeemable preferred
  stock..................           --            --         (1,941)          (756)          (529)             --
                            ----------      --------       --------       --------       --------        --------
Net income (loss)
  applicable to holders
  of common stock........   $       (5)     $ (3,894)      $(15,737)      $(26,870)      $ (3,752)       $ (6,257)
                            ==========      ========       ========       ========       ========        ========
Net loss per common
  share..................   $(1,362.75)     $(117.42)      $(412.76)      $(937.60)      $(111.82)       $(225.37)
                            ==========      ========       ========       ========       ========        ========
Weighted average number
  of common shares
  outstanding............            4        33,162         38,127         28,658         33,553          27,763
                            ==========      ========       ========       ========       ========        ========

                                               FISCAL YEAR ENDED                              QUARTERS ENDED
                           ---------------------------------------------------------   -----------------------------
                           DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,     MARCH 22,       MARCH 21,
                               1995           1996           1997           1998           1998            1999
                           ------------   ------------   ------------   ------------   -------------   -------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA:
Cash flows provided by
  (used in) operating
  activities.............          (33)        2,380         (8,973)        (3,877)        (2,575)         (1,077)
Cash flows provided by
  (used in) investing
  activities.............          (18)       (8,504)       (22,862)       (58,936)       (11,117)         (5,691)
Cash flows provided by
  (used in) financing
  activities.............           56         6,479         39,724         58,803          9,836           5,690
EBITDA(3)(4).............           (5)       (3,305)       (10,516)        (5,685)        (1,229)            265
Store EBITDA(5)..........           --          (651)           213          5,736            945           2,780
Capital
  expenditures(6)........           18        13,391         53,892         67,960         13,815           3,152
Stores open at end of
  period.................           --            14             71            163             95             172



                                         AS OF          AS OF          AS OF          AS OF         AS OF
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,   MARCH 21,
                                          1995           1996           1997           1998         1999
                                      ------------   ------------   ------------   ------------   ---------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Property and equipment..............      $18          $12,841        $ 53,969      $ 100,657     $103,487
Total assets........................       55           13,809          75,496        128,256      129,761
Total debt..........................       --            4,592          35,926        103,432      112,489
Total liabilities...................       60           10,890          46,330        115,593      123,345
Mandatorily redeemable preferred
  stock.............................       --            6,810          48,793             --(7)        --
Convertible preferred stock.........       --               --              --         50,846(7)    50,846
Shareholders' equity (deficit)......       (5)          (3,891)        (19,627)        12,663        6,416


---------------

 (1) Our net loss for the fiscal year ended December 27, 1998, includes the extraordinary loss associated with the writeoff of approximately $334 of unamortized deferred financing costs related to two of our former credit facilities.



 (2) We have recognized the fair value of the 7,295 shares of our common stock issued pursuant to the repricing of the series C convertible preferred stock. Accordingly, this amount has been deducted from our net loss in determining the net loss available to common stockholders for purposes of calculating basic and diluted earnings per share. See also Note 9 to our financial statements.



 (3) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow, as measured by generally accepted accounting principles, as a measure of liquidity, it is included to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.



 (4) EBITDA excludes the loss on disposal of property and equipment of $480 for the fiscal year ended December 28, 1997, $23 for the fiscal year ended December 27, 1998 and $32 for the fiscal quarter ended March 21, 1999.



 (5) Store EBITDA is EBITDA before allocation of any selling, general and administrative expenses. Store EBITDA is not intended to represent operating income or loss as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance as measured by generally accepted accounting principles. We have, however, included this data to provide additional information with respect to store-level cash operating margins. Operating income or loss under generally accepted accounting principles includes allocation of selling, general and administrative expense.



 (6) Capital expenditures includes the purchase of laundromat equipment pursuant to an existing supply agreement and financed with borrowings in connection with our former laundry equipment and acquisition credit facility of approximately $2,455 in fiscal 1998, $31,358 in fiscal 1997 and $4,887 in fiscal 1996, approximately $123 for the fiscal quarter ended March 21, 1999 and approximately $1,328 for the fiscal quarter ended March 22, 1998. Capital expenditures totaled approximately $26,900 for the fiscal year ended December 27, 1998 and approximately $12,900 for the year ended December 28, 1997. The capital expenditures for 1997 included approximately $11,485 of laundromat equipment for use in stores to be opened in 1998 and approximately $4,120 for land acquired and held for sale-leaseback transactions. Capital expenditures also includes the cash outlay to acquire new businesses net of cash acquired.



 (7) Concurrently with the closing of our private placement of senior discount notes and warrants, the put rights previously associated with our three classes of preferred stock were terminated. Therefore, our preferred stock is no longer mandatorily redeemable.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     SpinCycle is a specialty retailing company engaged in the coin laundry business. SpinCycle was founded in October 1995 to develop and implement SpinCycle's unique concept of a national chain of branded coin-operated laundromats and to serve as a platform for a nationwide consolidation in the coin-operated laundromat industry. We were formed with the goal of becoming the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in our expansion and business plan.



     To date, our primary use of capital has been for the development and acquisition of laundromats and for general corporate purposes. Our store count has grown rapidly since our first store was opened in April 1996. We had 14 stores at year end 1996, 71 stores at year end 1997 and 163 stores at year end 1998. We closed one store in 1998, following a lease buyout by our landlord at that location. Our historically rapid development and acquisition of laundromats required significant capital resources. Our expansion to date has been facilitated through private equity investments, proceeds from the issuance of our senior discount notes, borrowings from our credit facilities and revenue generated from our stores. To date, we have not been profitable and have generated net operating losses and negative cash flow from operations. We had expected to access the public equity markets in late 1998 or early 1999 to provide additional growth capital for our planned expansion, but have found that SpinCycle's valuation under current market conditions would provide an unfavorable return to our investors. Therefore, beginning in the fourth quarter of 1998 and the first quarter of 1999, we slowed our growth through acquisitions and development of new stores dramatically. Until we can access the public equity markets, or other sources of capital, we have elected to proceed cautiously with our planned expansion, slowing our expansion through development or acquisition to judiciously utilize available sources of growth capital.



     As of March 21, 1999, we had opened nine additional stores, bringing our total store count to 172, and had three others under construction. We had also signed leases for six stores that we intend to develop and open by year end 1999. We intend to develop these nine stores with proceeds from our Heller facility and from cash generated from our stores. Because of our currently limited sources of growth capital, we have made no further commitments for acquisitions or new store developments. We do, however, continue to maintain a significant backlog of potential acquisition and development sites.



     In connection with our development and acquisition slowdown, we had reductions in force in February and April 1999. These reductions in force were primarily focused on our growth-related personnel, including regional directors of development and acquisitions, corporate and field level construction managers, management information personnel and corporate level support personnel related to these areas, including Mr. Patrick Boyer, our former Chief Information Officer. In addition, as a result of our slowed expansion and development and public equity offering prospects, our Chief Financial Officer, Mr. James Puckett, left us effective May 6, 1999. In our current state of slowed growth, our day to day financial responsibilities will be assumed by Mr. Peter Ax, our Chairman and Chief Executive Officer. On June 10, 1999, we terminated our general counsel, Mr. John S. Banas III. Once all severance payments related to these reductions in force have been made, approximately August 13, 1999, we believe that we will have reduced our general and administrative expenses by approximately 20% in salary, benefit and travel related expenses. For the remainder of 1999, we intend to continue to focus on strategies to improve unit level economics and reduce general and administrative expenses.



RESULTS OF OPERATIONS



     As of December 1, 1997, SpinCycle changed its basis of fiscal year reporting from 12 calendar months to 13 periods per annum. This change allows us to report and compare results on 13 equivalent periods, with each period containing four Monday through Sunday weeks. All references to periods refer to these four week periods.

     First Quarter 1999 ended March 21, 1999 Compared to First Quarter 1998 ended March 22, 1998



     Revenues. Our revenues were approximately $11.6 million for the first quarter 1999, an increase of approximately $6.3 million from approximately $5.3 million in the corresponding period in 1998. Our growth in revenue was primarily attributable to the addition of 77 stores since the end of the first quarter of 1998. The continued maturation of our developed and acquired stores during fiscal 1998 also contributed substantial incremental revenue to the first quarter of 1999.



     Store Operating Expenses, excluding depreciation and amortization. Our store operating expenses, excluding depreciation and amortization were approximately $8.7 million in the first quarter 1999, an increase of approximately $4.5 million from approximately $4.2 million in the corresponding period in 1998. The increase in our store operating expenses, excluding depreciation and amortization was primarily attributable to the addition of 77 stores since the end of the first quarter of 1998. Operating expenses as a percentage of revenues were approximately 80% during our first quarter of 1998. In the first quarter 1999, this ratio decreased to approximately 75%, which is a result of the maturation of certain of our stores' revenue and our implementation of initiatives designed to reduce store operating expenses.



     Gross Operating Profit (Loss). Our gross operating profit was approximately $2.9 million in the first quarter of 1999, an increase of approximately $1.9 million from approximately $1.0 million in the corresponding period in 1998. The increase was primarily attributable to our aforementioned increase in revenues during the period and our initiatives to reduce store operating expenses.



     Preopening Costs. Our preopening costs were approximately $113,000 in the first quarter of 1999, an increase of approximately $22,000 from approximately $91,000 in the corresponding period in 1998. We expense preopening costs as incurred. During the first quarter of 1998 we opened 24 stores and had 17 stores under development. During the first quarter of 1999 we opened nine stores and had three stores under construction. During the first quarter of 1999, we spent approximately $60,000 on stores that we had expected to open, but elected not to pursue these openings due to our decision to slow our expansion. We have delayed the opening of approximately six stores until later in fiscal 1999.



     Store EBITDA. Our store EBITDA was approximately $2.8 million in the first quarter of 1999, an increase of approximately $1.9 million from approximately $945,000 for the corresponding period in 1998. The increase was primarily attributable to increased revenue from the maturation of our stores and a reduction in our store operating expenses, excluding depreciation and amortization.



     Depreciation and Amortization. Our depreciation and amortization expense was approximately $3.2 million in the first quarter of 1999, compared to approximately $1.3 million for the corresponding period in 1998. The increase of approximately $1.9 million was principally due to property and equipment acquired in connection with our expansion.



     Selling, General and Administrative Expenses. Our selling, general and administrative expenses were approximately $2.5 million in the first quarter of 1999, an increase of approximately $300,000 from approximately $2.2 million in the corresponding period of 1998. The increase is primarily attributable to the building of our corporate infrastructure in order to manage our nationwide expansion from 95 stores at the end of the first quarter of 1998 to 172 stores at the end of the first quarter of 1999. First quarter 1999 selling, general and administrative expenses decreased as a percentage of revenues from 41% to 22% due to the maturation of our stores opened in 1998 and our implementation of certain initiatives to reduce these expenses, including our February 1999 reduction in force.



     Our EBITDA in the first quarter of 1999 was approximately $265,000, an improvement of $1.5 million from our loss of approximately $1.2 million for the corresponding period in 1998. The increase was primarily attributable to increased revenue from the maturation of our stores, partially offset by the increase in selling, general and administrative expenses to accommodate our 1998 expansion as discussed above.



     Interest Income and Interest Expense, net. Our interest income decreased to approximately $37,000 in the first quarter of 1999, a decrease of $89,000 from approximately $126,000 in the first quarter of 1998. The decrease in our interest income was primarily attributable to a lower cash balance during the first quarter of

1999 compared to the first quarter of 1998. Our interest expense, net of capitalized interest, was approximately $3.4 million in the first quarter of 1999, an increase of approximately $2.5 million from approximately $846,000 in the corresponding period in 1998. The increase in interest expense, net was primarily attributable to the accretion of interest expense related to our April 1998 private offering of senior discount notes and warrants and interest expense accrued for borrowings on our Heller facility. Our outstanding borrowings under the Heller facility increased from $0 at the end of fiscal year 1998 to approximately $5.8 million at the end of the first quarter of 1999.



     Net Loss. Our net loss recorded in the first quarter of 1999 was approximately $6.3 million, an increase of approximately $3.1 million from our $3.2 million net loss recorded in the corresponding period of 1998. Our increased loss was primarily attributable to the depreciation and amortization associated with the 77 new stores that we both acquired and developed since the end of the first quarter of 1998, the interest expense related to our April 1998 offering of senior discount notes and warrants and the increase in selling, general and administrative expenses discussed above.



  Year Ended December 27, 1998 Compared to Year Ended December 28, 1997:



     Revenues. Our revenues were approximately $30.9 million for 1998, an increase of approximately $22.2 million from approximately $8.7 million in 1997. Our growth in revenue was primarily attributable to the addition of 93 stores since the end of 1997 and the maturation of our developed stores, which were opened in 1996.



     Store Operating Expenses, excluding depreciation and amortization. Our store operating expenses, excluding depreciation and amortization were approximately $24.5 million in 1998, an increase of approximately $16.5 million from approximately $8.0 million in 1997. The increase in store operating expenses, excluding depreciation and amortization, was primarily attributable to our addition of 93 stores since the end of 1997. Our store operating expenses, excluding depreciation and amortization, as a percentage of revenues decreased from 92% in 1997 to approximately 79% in 1998. This is a result of the maturation of certain developed stores, our acquisition of additional stores and the implementation of our initiatives designed to reduce store operating expenses, excluding depreciation and amortization. We began implementing these initiatives in the first quarter of 1998.



     Gross Operating Profit. Our gross operating profit was approximately $6.4 million in 1998, an increase of approximately $5.7 million from approximately $670,000 in 1997. This increase was primarily attributable to our aforementioned increase in revenues during the period and our initiatives to reduce store operating expenses, excluding depreciation and amortization.



     Pre-opening Costs. Our pre-opening costs were approximately $692,000 in 1998, an increase of approximately $235,000 from approximately $457,000 in 1997. We expense our pre-opening costs as incurred. This increase was the result of our acquisition and development of 93 additional stores, which opened during 1998.



     Store EBITDA. Our Store EBITDA was approximately $5.7 million in 1998, an increase of approximately $5.5 million from Store EBITDA of $213,000 in 1997. This increase was primarily attributable to the addition of 93 developed or acquired stores during 1998, increased revenue from the operations and maturation of both new and existing stores and increased control of store expenses.



     Depreciation and Amortization. Our depreciation and amortization expense was approximately $9.6 million in 1998, an increase of approximately $7.3 million from approximately $2.3 million in 1997. This increase was principally due to our purchases of property and equipment in connection with our expansion.



     Selling, General and Administrative Expenses. Our selling, general and administrative expenses were approximately $11.4 million in 1998, an increase of approximately $700,000 from approximately $10.7 million in 1997. The increase was primarily attributable to the increase in our corporate infrastructure in the last half of 1997 in order to allow us to manage our anticipated nationwide expansion. Specifically, during the last half of 1997, we hired additional professionals to provide for nationwide operations and real estate development and to establish a dedicated acquisitions department. However, selling, general and administrative expenses

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


decreased as a percentage of revenue to 37% in 1998 from 123% in 1997. This decrease was due to increased revenue generated from a larger base of mature and maturing stores opened in 1997 and 1998, the acquisition of additional stores and the implementation of our initiatives to reduce these costs.



     Interest Income and Interest Expense, net. Our interest income increased to approximately $1.3 million in 1998, an increase of approximately $867,000 from approximately $433,000 in 1997. The increase in interest income was primarily attributable to our investment of the proceeds from our April 1998 private offering of approximately $145.0 million aggregate principal amount of 12.75% senior discount notes and warrants to purchase common stock which were ultimately used for capital investment and to fund operations. Interest expense, net of capitalized interest was approximately $10.4 million in 1998, an increase of approximately $9.5 million from approximately $892,000 in 1997. Our increase in interest expense, net was primarily attributable to accretion of the original issue discount related to the private offering.



     Net Loss before Extraordinary Loss. The net loss before extraordinary loss recorded in 1998 was approximately $24.3 million, an increase of approximately $10.5 million from the approximately $13.8 million net loss recorded in 1997. Our increased loss was primarily attributable to depreciation and amortization associated with the number of new stores both acquired and developed since the end of 1997 and the increases in selling, general and administrative expenses and interest expense discussed above.



     Extraordinary Loss from Early Extinguishment of Debt. The extraordinary loss of approximately $334,000 relates to the write-off of the unamortized balance of debt issue costs that were paid in connection with our former bank and, to a lesser extent, our former equipment and acquisition credit facilities. See Note 15 to the financial statements. These costs were written off as a result of the early repayment and termination of these credit facilities with the proceeds of the offering.



     Re-pricing of Series C Preferred Stock. On April 14, 1998, we issued 7,295 shares of our common stock to series C stockholders in connection with the re-pricing of the series C convertible preferred stock offering, originally priced at $220 per share. Pursuant to a stockholder consent dated March 18, 1998 and obtained as of April 14, 1998, the series C offering was converted to a unit offering, whereby each series C unit offered was comprised of ten shares of series C preferred stock and one share of common stock for $2,200 per unit. In accordance with existing authoritative guidance, the additional fair value of the consideration transferred to series C stockholders of $1,459,000 (i.e., the 7,295 shares of common stock issued in connection with the conversion of the original offering to a unit offering multiplied by $200 per share) has been treated as a return to series C stockholders. Accordingly, $1,459,000 has been deducted from our net loss for the year-to-date period ended December 27, 1998 in determining the net loss applicable to common shareholders for the calculation of earnings per share.



  Year Ended December 28, 1997 Compared with Year Ended December 31, 1996



     Revenues. Our revenues were approximately $8.7 million in 1997, an increase of approximately $7.6 million from approximately $1.0 million in 1996. Our growth in revenue was primarily attributable to the addition of 57 stores since the end of 1996 and the maturation of our developed stores.



     Store Operating Expenses, excluding depreciation and amortization. Our store operating expenses, excluding depreciation and amortization were approximately $8.0 million in 1997, an increase of approximately $6.8 million from approximately $1.2 million in 1996. Our increase in store operating expenses, excluding depreciation and amortization was primarily attributable to the opening of an additional 57 stores during 1997. Our store operating expenses, excluding depreciation and amortization as a percentage of revenues decreased from approximately 120% in 1996 to approximately 92% in 1997. This decrease was a result of increased revenue generated through the maturation of certain stores and our implementation of initiatives designed to reduce store level expenses.



     Gross Operating Profit (Loss). Our gross operating profit was approximately $670,000 in 1997, an increase of approximately $849,000 from a loss of approximately $179,000 in 1996. This increase was primarily attributable to our aforementioned increase in revenues during the period and our successful initiatives to reduce store level expenses.

     Pre-opening Costs. Our pre-opening costs were approximately $457,000 in 1997, a decrease of $16,000 from approximately $473,000 in 1996. We expense pre-opening costs as incurred. Our decrease in pre-opening costs was the result of our efforts to control these expenses. During 1996 we opened 14 developed stores and had two stores under development at year end 1996. During 1997 we opened 30 developed stores and had 24 stores under construction at year end 1997.



     Store EBITDA. Our Store EBITDA was approximately $213,000 in 1997, an increase of approximately $864,000 from a loss of approximately $651,000 in 1996. This increase was primarily attributable to the addition of 57 developed or acquired stores during 1997, increased revenue from the operations and maturation of both new and existing stores and increased control of store expenses.



     Depreciation and Amortization. Our depreciation and amortization expense was approximately $2.3 million in 1997, compared to approximately $568,000 in 1996. This increase of approximately $1.7 million was principally due to our purchases of property and equipment in connection with our expansion.



     Selling, General and Administrative Expenses. Our selling, general and administrative expenses were approximately $10.7 million in 1997, an increase of approximately $8.1 million from approximately $2.7 million in 1996. This increase is primarily attributable to our building a corporate infrastructure in order to allow us to manage our anticipated nationwide expansion. Specifically, we hired additional professionals to provide for nationwide operations and real estate development and to establish a dedicated acquisitions department. During 1997, our general and administrative personnel, excluding store level personnel, increased from 30 to 98 resulting in an increase in compensation costs of approximately $2.7 million. The increase is also attributable in part to an increase in our advertising expenses of approximately $1.2 million, reflecting our efforts to create a leading national brand and an increased number of stores during 1997. The selling, general and administrative expense also reflects an increase in our professional fees of approximately $888,000 and travel costs of approximately $1.2 million in 1997 over 1996 due to increased acquisition and development activities.



     Interest Income and Interest Expense, net. Our interest income increased to approximately $433,000 in 1997, an increase of approximately $404,000 from approximately $29,000 in fiscal 1996. Our increase in interest income was primarily attributable to our investment of proceeds from our equity offerings pending ultimate use in operations or for capital investment. Our interest expense, net of capitalized interest was approximately $892,000 in 1997, an increase of approximately $843,000 from approximately $49,000 in 1996. Our increase in interest expense, net was primarily attributable to our additional borrowings under our former equipment and acquisition credit facility, the outstanding balance of which we increased from approximately $4.6 million at year end 1996 to approximately $35.9 million at year end 1997.



     Net Loss. Our net loss recorded in 1997 was approximately $13.8 million, an increased loss of approximately $9.9 million from the approximately $3.9 million loss recorded in 1996. Our increased loss was primarily attributable to depreciation and amortization associated with the number of new stores we acquired and developed during the year and our increase in selling, general and administrative expenses attributable to the building of our corporate infrastructure.


LIQUIDITY AND CAPITAL RESOURCES


     At March 21, 1999, we had total assets of approximately $130.0 million, including current assets of approximately $7.6 million. Cash and cash equivalents were approximately $3.2 million.



     Our cash used in operations during the first quarter of 1999 was approximately $1.1 million, a $1.5 million decrease from our cash used in operations during the corresponding period in 1998 of approximately $2.6 million. Our use of cash in each period was primarily attributable to the use of working capital for our store rollout, as well as the payment of corporate expenses. Our reduced spending in the first quarter of 1999 is due to our decision to substantially slow our expansion activities.



     Our cash used in investing activities was approximately $5.7 million, a $5.4 million decrease from our cash used in investing activities of approximately $11.1 million for the corresponding period in 1998. Our reduced spending on investing activities in the first quarter of 1999 is again due to our decision to substantially slow our expansion activities. We expect to aggregate approximately $14.0 million in capital expenditures for fiscal 1999 to fund our planned 1999 store rollout.



     Our cash provided by financing activities was approximately $5.7 million during the first quarter of 1999 compared to approximately $9.8 million provided by financing activities during the corresponding period in 1998. Our borrowings were acquired primarily to cover our capital expenditures related to our 1999 store rollout plan and were obtained primarily from our Heller facility.



     We generated approximately $265,000 of positive EBITDA during our first quarter of fiscal 1999. We expect to generate positive EBITDA in all 13 periods of 1999. As of March 21, 1999, we had drawn $5.8 million from our Heller facility, and had approximately $4.5 million of additional borrowing capacity on this credit facility. Based upon our current development commitments, we expect to borrow the entire amount available from Heller by August 8, 1999. Thereafter we expect to meet our obligations with cash flow from our store operations and payment arrangements with our vendors. However, we are currently negotiating with other financial institutions to obtain additional lines of credit to satisfy our short term capital requirements. We believe that our cash flow from operations, along with the existing borrowing availability under Heller, and the potential additional borrowing capacity provided by other financial institutions will provide us with sufficient capital resources through April 2000. Significant variances in budgeted store revenue or Store EBITDA, unforeseen capital requirements, or our inability to acquire additional lines of credit could result in insufficient capital resources.



     Beginning November 1, 2001, we will be required to make semi-annual cash payments of approximately $9.24 million on our senior discount notes. These payments, which are substantially in excess of any historic net cash flow we have generated, will be in addition to our selling, general and administrative expenses and any other interest or other expenses we may have at that time.



     On April 29, 1998, we completed an offering of unsecured senior discount notes, selling $144,990,000 aggregate principal amount at maturity 12.75% unsecured senior discount notes and warrants to purchase 26,661 shares of our common stock with an exercise price of $0.01 per share. From that offering, we received gross proceeds of $100,001,053. The proceeds of that offering, net of selling expenses, were approximately $96.8 million, and were used to repay approximately $46.9 million in existing indebtedness, and to provide funds for investment in new stores and for general corporate purposes.



     Pursuant to the terms of the registration rights agreement entered into in connection with the senior discount notes offering, we were obligated to commence an exchange offer for the notes and warrants no later than October 27, 1998. Commencement of the exchange offer required that our exchange offer registration statement be declared effective by the Securities and Exchange Commission by that date. Failure to do so resulted in the requirement, pursuant to the registration rights agreement between SpinCycle and the noteholders, to pay additional interest of 0.50% per annum based upon the accreted value of the notes as of each relevant interest payment date. Therefore, we were obligated to pay additional interest in the amount of $7,392 on November 1, 1998, for the period from October 27, 1998 through October 31, 1998 to the noteholders of record on October 15, 1998. The payment was sent to the bond trustee on March 18, 1999. Although the payment was not made on November 1, 1998, the registration rights agreement provides the noteholders with no further remedy beyond the additional interest payment. A second additional interest payment of approximately $34,692 for the period from November 1, 1998 until the effective date of the exchange offer of November 23, 1998 was payable to the noteholders of record on April 15, 1999. The payment was sent to the bond trustee on April 27, 1999 in connection with the May 1, 1999 interest payment date. Thereafter, no further payments of additional interest will be required with respect to our failure to timely commence the exchange offer.



     Concurrently with the closing of the senior discount note offering, we closed a secured, revolving credit facility in an aggregate principal amount of $40.0 million with Heller Financial, Inc. that will mature on April 28, 2002. The Heller Facility is collateralized by a first priority security interest upon all of our then owned and thereafter acquired real and personal property and all proceeds from that property and all of our general intangibles and other intangible assets, including, without limitation, trademarks and trade names and any proceeds from that property. We are entitled to draw amounts under this facility, subject to availability as determined under a borrowing base formula based upon income from store operations and net book value of laundry equipment, in order to fund ongoing working capital, capital expenditures and general corporate purposes.



     In July 1998 we executed an amendment to the Heller facility pursuant to which we agreed to changes in the borrowing base formula and the minimum mature store average EBITDA financial covenant thresholds. These thresholds were adjusted to reflect the treatment of some personnel and some marketing expenses as selling, general and administrative expenses rather than as cost of revenues--store operating expenses, excluding depreciation and amortization. Changes were also made to some of our reporting requirements pursuant to the Heller facility and a limitation on advertising expenses, to a maximum of 4% of annual revenues, was added.



     Effective December 27, 1998 we entered into a second amendment of the Heller facility. The amendment simplified the formula for calculating borrowing availability under the facility. The fixed charge coverage ratio, the minimum mature store EBITDA covenant and the mature store ratio provision within the minimum unused availability provision were eliminated. Therefore, the borrowing base is now calculated as borrowing base less $10.0 million. As of March 21, 1999, we estimated that our borrowing base was approximately $20.6 million of which we could borrow up to approximately $10.3 million. Therefore, we had $4.5 million available on the facility since we had borrowed $5.8 million.



     On December 30, 1997, we entered into a sale-leaseback transaction with SpinDevCo, L.L.C. pursuant to which we sold our fee simple interest in 11 properties to SpinDevCo for approximately $6.4 million. SpinDevCo is a wholly-owned subsidiary of McMahon-Oliphant, Inc. and is not an affiliate of SpinCycle. Concurrently, we entered into leases of those sites. We also provided SpinDevCo with a note for this purchase in the amount of approximately $4.9 million, including principal and accrued but unpaid interest, which was due on April 30, 1998. The note was secured by mortgages on the 11 properties sold to SpinDevCo. As of April 30, 1998, the original note was renegotiated to extend the maturity date through September 30, 1998 to allow SpinDevCo additional time to either find a substitute source of financing or sell the properties. In connection with the extension, we received $125,000 in payment of accrued and unpaid interest due under the original note through May 30, 1998. Prior to September 30, 1998, SpinDevCo approached us to discuss various repayment options. On October 15, 1998, we received approximately $4.9 million in cash from SpinDevCo in repayment of outstanding principal and interest on the extended note. Simultaneously, we purchased three sites from SpinDevCo for approximately $1.75 million in cash, the same amount for which we had previously sold them to SpinDevCo. We are currently operating stores at these three sites. We had previously expected to sell these three sites to a third party. We were not, however, able to close that sale on terms which we believed were in SpinCycle's best interests.



     To date, we have not generated positive cash flow from operations and have historically funded our operations through sales of securities and borrowings under our credit facilities. As of the close of the thirteenth period of 1998 we have been generating positive EBITDA on a per period basis. As of November 1, 2001, we will be required to satisfy substantially higher periodic cash debt service obligations because, as of that date, cash interest on the senior discount notes will be payable semi-annually at the rate of 12 3/4% per annum. This interest will be approximately $18.5 million per year.



     The proceeds from the private placement were sufficient to complete the 1998 expansion plan to finish 1998 with 163 stores. As of March 21, 1999 we had opened nine new stores and had committed to develop only nine additional stores in 1999. We believe we will have sufficient positive cash flow provided by operating activities and the Heller facility to meet our capital requirements to develop the nine additional committed stores in 1999 and fund general corporate purposes. We intend to continue to pursue our growth through the addition of new acquired stores and developed stores, but will not commit to this growth without the immediate availability of funds required for such development or acquisitions under existing credit facilities or gross operating profit.



POTENTIAL LOSS OF NET OPERATING LOSSES



     As of March 21, 1999, we had net operating losses of approximately $35.3 million for U.S. federal income tax purposes. These net operating losses, if not utilized to offset taxable income in future periods, will begin to expire in 2011. Section 382 of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder, impose limitations on the ability of corporations to use net operating losses if the corporation experiences a more than 50% change in ownership during any three-year period. It is probable that we have experienced one or more ownership changes in 1996, 1997 and 1998 as a result of raising various rounds of private equity or that an ownership change may have occurred or be deemed to have occurred due to events beyond our control, such as transfers of common stock by certain stockholders or the exercise or treatment of our issued and outstanding warrants, conversion rights or stock options. Further, there can be no assurance that we will not take additional actions, such as the issuance of additional stock, that would cause an ownership change to occur. In addition, the net operating losses are subject to examination by the Internal Revenue Service, and are thus subject to adjustment or disallowance resulting from any Internal Revenue Service examination.


DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 COMPLIANCE


     The year 2000 problem is the result of many management information systems using two digits (rather than four) to define the applicable year. Thus, time-sensitive management information systems may recognize a date ending in "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions in a company's operations. As a result, in less than a year, management information systems used by many organizations may need to be upgraded to comply with year 2000 requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with the failure to become year 2000 compliant.



     We depend on management information systems to monitor daily revenues and machine utilization in each of our stores, exercise centralized cash and management controls and compile and analyze critical marketing and operations data. Any disruption in the operation of our management information systems, the loss of employees knowledgeable about these systems or our failure to continue to effectively modify the systems as we expand could have a material adverse effect on our business, financial condition and results of operations.



     SpinCycle's Readiness. Based on our initial tests and certifications received from management information systems providers, we believe that both our critical software systems and store hardware systems are currently year 2000 compliant. Our assessment of exposure to year 2000 problems began in March 1998 with a test of all management information systems for year 2000 readiness. Since that time, management has obtained certifications from providers of our accounting, revenue control and other critical software systems that these management information systems are year 2000 compliant. We are completing final test procedures for year 2000 compliance and believe that our management information systems are 100% year 2000 compliant. However, if our final testing is not completed on a timely basis or does not resolve all year 2000 issues, these issues could have a material adverse effect on our operations.



     Readiness of Third Parties. We have taken reasonable precautions to verify the year 2000 readiness of any third party that could cause a material impact on our operations. Alliance, the major supplier of our laundry machines, has represented that the electronic controls embedded in their machines will not experience problems as a result of the year 2000. Alliance further represented that the electronic controls embedded in their machines have been tested without incident by simulating the year 2000 date change. In addition, our providers of essential software systems have certified that such systems are year 2000 compliant.



     Historical and Estimated Costs. We have not established a separate year 2000 compliance budget and do not expect to do so in the immediate future. To date, the only costs for year 2000 compliance have been the expenditure of approximately $50,000 to replace certain personal computers in our stores. Although no assurances can be given, we do not expect future costs related to year 2000 compliance to have a material adverse effect on results of operations or financial condition. Costs are based on current estimates and actual results may vary significantly from such estimates.



     Most Reasonably Likely Worst Case Scenario. The most reasonably likely worst case year 2000 scenario facing us would be our inability to implement variable pricing in our laundry machines in an effort to boost off-peak customer traffic, revenues and profitability. Variable pricing may temporarily malfunction on January 2, 2000, since the machines recognize each day of the week based upon the calendar date contained in their embedded computer chips and the price programmed for a certain day of the week may in fact appear on a different day. Although we do not currently have a definitive contingency plan in place to deal with this issue, we expect that each store's personnel will be able to adjust the programming in each laundry machine so that the date contained in its embedded chip once again correlates with the correct day of the week. In the unlikely event that the dates in the embedded chips can not be reset, store personnel will be able to manually set the laundry machines to charge a fixed price until we resolve defects in our variable pricing system.



SEASONALITY



     Coin-operated laundromat industry data, as well as data generated from our mature and maturing stores, indicates that the coin operated laundry business experiences seasonal variations in operating performance during the later spring and summer seasons. We believe this seasonality is a result of the reduced volume of heavier clothing worn during the spring and summer months, which results in lower laundry machine usage. We observed the effect of such seasonality in the 70 stores opened for the entire 1998 fiscal year. During the first nine periods ending September 6, 1998, revenues in these stores fluctuated approximately 11.5%, from a peak during the third period to a low in the ninth period. These 70 stores experienced a significant increase in revenues in the final quarter of the year, completing the seasonal cycle. As we now have a significant base of data regarding seasonality, we have adjusted our 1999 budgets to account for the seasonal patterns experienced in 1998.

                                    BUSINESS

THE COMPANY


     SpinCycle was founded in October 1995 to develop and implement our unique concept of a national chain of branded coin-operated laundromats and to serve as a platform for a nationwide consolidation in the coin-operated laundromat industry. Our goal is to become the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in our expansion and business plan. In sharp contrast to many existing laundromats, a SpinCycle laundromat is an inviting, spacious and well-equipped facility that is conveniently located, clean and well-lighted. As of March 21, 1999, we had opened a total of 172 stores in 25 markets, 106 of which we developed and 66 of which we acquired. SpinCycle stores are located in densely populated urban markets, including Chicago, Los Angeles, Miami, Houston, Cleveland, Dallas, Washington, D.C., Albuquerque, Detroit, Atlanta and Philadelphia. Of those 172 stores, we lease 165 and own seven of these sites. By year end 1999 we expect to open an additional nine stores.



     We believe our equipment configuration and store design is unique and maximizes customer convenience and in-store experience. As evidence of our superior concept, we believe, based upon survey data we compiled, that over 90% of the customers who first visit our stores will return as customers. SpinCycle stores are between 3,500 and 5,500 square feet, significantly larger than the 1,500 to 2,500 square feet of a typical laundromat, and generally contain 50 washers of varied capacities and 54 large capacity dryers. Each store is staffed during operating hours by at least one customer service representative who assists customers, maintains the facility, closes retail sales of laundry products and performs "wash and fold" and dry cleaner depot services, if offered. Customers can sort and fold laundry while watching color television with cable programming at 12 to 14 folding stations and purchase food, beverages and laundry supplies from vending machines. For the 13 periods ended December 27, 1998, on average, our 16 developed mature stores which had been mature for all of 1998 generated approximately $28,120 of per period revenue, approximately $9,635 of per period Store EBITDA and approximately $(544) of per period gross operating profit (loss) after depreciation of approximately $10,179. Our ten acquired mature stores which had been mature for all of 1998, generated approximately $19,549 of per period revenue, $4,104 of per period Store EBITDA and approximately $1,355 of per period gross operating profit after depreciation of approximately $2,749 for the same 13 periods. There can be no assurance that these results are indicative of future results.



INDUSTRY OVERVIEW



     The retail coin-operated laundromat industry is over 50 years old and has been characterized by steady, non-cyclical demand and a relatively minimal degree of technological innovation. According to the 1997 coin laundry industry survey there are approximately 25,000 laundromats nationwide, 89% of which are owned by owners of one or two stores, and only 4% of which are owned by owners of more than five stores. Based on that survey, we estimate that retail coin-operated laundromats comprise a $2.0-$3.0 billion industry. Nationwide, over 84% of the coin-operated laundromats are less than 4,000 square feet, with the average laundromat size being approximately 2,480 square feet.



     According to the 1997 coin laundry industry survey, the average annual revenue generated by a laundromat in the United States is approximately $151,000, the median laundromat generates approximately $93,700 in annual revenue, and only 6% of laundromats generate greater than $300,000 in annual revenues. The average store has 33 washers and 19 dryers and the typical washer equipment mix includes over 58% top load machines. We believe that top load machines have a significantly shorter life and are less profitable to operate than front load machines.



     We believe the lack of any substantial owner-operators of coin-operated laundromats has created an industry characterized by stores lacking in consistency, security, cleanliness and service capability. Additionally, typical operators rarely reinvest in their stores after making their initial investment, resulting in a deteriorating stock of retail coin-operated laundromats.

MARKET OPPORTUNITY



     We believe the coin-operated laundromat industry, unlike other retail concepts, is virtually unaffected by consumer fads and technological change, as laundry represents a basic consumer necessity. We also believe the industry is characterized by fragmented store ownership, small, unattractive stores and limited customer service. Our research indicates that typical laundromats generally contain poorly maintained, aging equipment and are often dirty and considered unsafe by their customers. We therefore believe that the typical laundromat user is significantly underserved. Further, because we believe our targeted consumer group is growing in size and market power, we believe that the coin-operated laundromat industry presents favorable growth opportunities.



     We believe that by combining superior store design and site selection, disciplined professional management and financial resources, SpinCycle will be able to successfully consolidate a highly fragmented industry while delivering a superior product to consumers. We design our stores to provide an inviting atmosphere focused on customer convenience and satisfaction. Unlike many of our competitors, we also staff our locations during operating hours and install security devices to promote safety. We believe that our innovative format can transform the retail laundromat industry and become the standard by which laundromats are judged.


BUSINESS STRATEGY


     Continue to Improve Store Operations. We believe that a key component of our success is to continue upgrading the quality of the customer experience in our stores. There is a uniformed attendant available to customers at all times in each of our stores. Our training department instructs employees to be receptive to and respectful of our customers. Training also focuses on the areas we view as most important to our customer's experience, including keeping the store clean, assisting customers with questions and resolving problems. We evaluate the performance of our customer service managers regularly and replace under-performers promptly.



     In addition to well trained customer service managers, we focus on laundry machine maintenance in each of our stores. Our current standard is to maintain over 95%, on average, of our washers and dryers in working order on any given day throughout the SpinCycle system. In addition we are focused on maintaining other aspects of our store facilities. Problems with air conditioning systems, leaky roofs and other facility problems are generally resolved very quickly.



     Generate Increased Ancillary Revenues in Our Stores. Our costs are relatively fixed. We believe that every incremental dollar of revenue generated after a store reaches a break even point results in significant incremental cash flow at the store level. Therefore, generating incremental revenues is very important for our success. In 1998 we launched a wash and fold program where our customer service personnel wash, dry and fold laundry brought to them by our customers. We charge an average of approximately $0.75 per pound for this service. Revenues generated from this business have increased significantly over the past year and are expected to continue to increase. Today this service is available in 138 stores.



     In addition to wash and fold, we introduced the retail sale of full size laundry soap, bleach and fabric softener to our stores in 1998. Previously these products were only available in single use sizes from our vending machines. Today 122 stores offer these products. Revenues from our retail sales have increased significantly over the past year and are expected to continue to increase.



     In late 1998 we also launched our Total Laundry Care program whereby we partner with dry cleaners throughout the United States to offer wash and fold services to their dry cleaning customers. Customers drop off their laundry with their local dry cleaner. The laundry is then transported to a nearby SpinCycle store where our employees perform our branded wash and fold service and then the laundry is returned to the dry cleaner for return to the customer. This service is being tested in our Houston and Miami markets. Although we do not presently expect to offer this service in additional markets, we may try additional extensions of the TLC business. For example, we may offer the TLC program in grocery stores or other venues where people stop regularly and where they might find it convenient to drop off and pick up laundry.

     Maintain and Build Upon Existing Market Position. Our strategy is to maintain and build upon our position in the national retail coin-operated laundromat industry. By consolidating our position in existing markets we have developed the highest average per store revenues of any national or regional chain. We have selected markets which we believe have populations sufficiently large and dense to support a large number of SpinCycle stores which can generate model mature store revenues. We have used two primary methods to roll out our concept:



     - developing retail locations; and



     - acquiring and converting existing laundromats to our format.



     As of March 21, 1999 we had signed leases for nine additional stores, three of which were under construction. We do not expect to begin construction on more than nine additional stores until we are able to raise additional capital. The pre-construction permitting process varies from market to market but takes, on average, from 30 to 60 days to complete. Once construction begins, it takes us approximately 12 weeks to open the store. In addition, we maintain a dynamic database of approximately 200 potential acquisition targets.



     Continue Superior Site Selection. Based upon our knowledge and experience in site selection for other multi-unit retail concepts, as well as our experience in opening the first 172 SpinCycle stores, we believe that operating from superior real estate is an essential element in our ability to generate revenue in excess of industry averages and gain and maintain market share. We identify both development sites and acquisition targets using a systematic market analysis and a "Main and Main" strategy, whereby we seek to locate stores near intersections of major thoroughfares in high profile neighborhood shopping centers or freestanding buildings in order to maximize customer traffic and brand exposure. Our real estate/acquisitions department will continue to employ disciplined criteria in order to ensure that we secure the best available locations in each of our markets.



     Maintain Focus on Target Markets. Our market strategy is to develop a "critical mass" of stores in our targeted markets by opening stores in SpinCycle-defined trade areas that contain at least 15,000 households of over two occupants with median household incomes between $25,000 and $35,000 and in which at least 50% of such households rent their homes or apartments. Our primary customer is a working mother or female head of household living in an apartment complex or other multi-unit housing that lacks adequate on-site laundry facilities. We believe this demographic is substantially underserved and possesses growing market power, and thus affords an attractive long-term opportunity for our core services as well as an opportunity to strategically expand into additional service and product offerings. From time to time, we may pursue strategic alliances to leverage our knowledge base and brand strength in our target markets.



     Leverage National Brand. SpinCycle plans to continue to leverage our national brand for laundry service by establishing partnerships with dry cleaners and other institutions, which we refer to as our dry cleaner depot service. In the fourth quarter of 1998, we launched our Total Laundry Care or TLC program whereby dry cleaners agree to serve as drop off locations for our branded laundry service. We expect to test additional service programs later in 1999.


COMPETITIVE STRENGTHS


     We believe SpinCycle is the leading owner-operator of nationally branded coin-operated laundromats. We believe SpinCycle has the following competitive strengths:



     Superior Facility and Customer Service. SpinCycle stores have high visibility to traffic, bright, colorful exteriors and signage and are finished with large windows to optimize visibility into the store while providing a bright and secure interior. SpinCycle stores are designed with a unique equipment mix to optimize customer convenience and satisfaction and to maximize profitability. Our stores are always staffed with at least one customer service representative trained to follow our SpinCycle-prescribed operations program, which emphasizes cleanliness, customer responsiveness and equipment maintenance. SpinCycle stores are air conditioned and have multiple color televisions with cable programming and numerous folding stations, as well as children's play areas, bathrooms, pay telephones, snack and beverage and laundry supply vending machines. Based upon survey data we compiled we believe that over 90% of the customers who first visit our stores will return as customers. We believe that this statistic is the direct result of our superior facilities and customer service. This data also indicates that more than 20% of our customers have laundry equipment in their homes, which we believe indicates that the SpinCycle concept has increased the number of potential customers rather than merely capturing market share from existing laundromats.



     Industry Leader. We believe SpinCycle is the first owner-operator to launch a disciplined national consolidation in the retail coin-operated laundromat industry and we have gained valuable experience in opening our first 172 stores. By being the first nationally branded operator of superior laundromat facilities, and by effectively promoting and clustering stores in prime locations in our targeted markets, we expect to achieve market leading positions in each of our markets. We expect the ongoing support of our leading national brand to drive significant additional revenue and store profit as SpinCycle increasingly becomes the laundromat of choice for consumers. Landlords and other retail tenants have begun to actively encourage SpinCycle to become a tenant because of direct and observed experiences that SpinCycle stores can increase customer traffic as our customers typically spend two hours in and around the store while doing their laundry. In addition, as we became more widely known, we began to receive unsolicited offers from laundromat owners who wish to sell their stores and to realize purchasing economies on equipment and supplies.



     Advanced Systems and Controls. SpinCycle brings superior management information systems and cash controls to a highly fragmented, unprofessionally managed industry. Our advanced systems allow us to monitor daily revenue and machine utilization in each of our stores, exercise centralized cash and management control and compile and analyze critical marketing and operations data. For example, we have refined the mix of machines in our stores based on data gathered from existing stores and we are poised to implement remote variable pricing to boost off-peak customer traffic, revenues and profitability once the manufacturer makes the necessary laundry machine modifications. Our management information systems also allow us to reconcile each machine activation to cash collected, identify non-performing machines and coordinate efficient machine maintenance. Additionally, Brinks Incorporated and other service companies work in concert with us to further mitigate the risk inherent in a cash business.



     Experienced Management. We have achieved our leadership position and established a national presence by hiring a management team with experience in finance, development, operations and multi-unit rollouts on a national scale. SpinCycle is professionally managed as three integrated business segments: real estate/acquisitions, operations and management information systems. Members of management have significant expertise in all of these disciplines. Our real estate/acquisitions department includes professionals with significant site selection experience at several other multi-unit concepts, some of which were rapidly rolled out. The operations department includes senior management from Rent-A-Center, a rent-to-own multi-unit operation whose target customer closely mirrors SpinCycle's target customer. Our management information systems department includes several professionals with extensive experience in building a "hub and spoke" wide area network and in developing computer systems for operations. We believe this experience affords us a competitive advantage in rolling out and managing a nationwide chain.


SPINCYCLE CUSTOMERS


     We believe that identification and satisfaction of our customers is paramount to our success. SpinCycle has devoted significant resources to the identification of our core customer and has tailored our operations, store construction and marketing to the needs of these customers. We believe that we are the first owner-operator of coin-operated laundromats which has devoted such attention to the identification and satisfaction of our core customer base. Specifically, we have gathered data on our core customer base through in-store customer surveys and focus group surveys of potential, existing and previous SpinCycle customers. We have utilized in-store promotions to encourage participation in its surveys and have used nationally recognized third-party consulting firms to assist in our focus group surveys. These studies have been undertaken in several of our existing markets with the focus on identification of current and potential customers and the ranking of their needs and preferences pertaining to coin-operated laundromat usage.

     A November 1997 analysis of approximately 21,000 SpinCycle customers revealed the following characteristics:



     - Approximately 70% are female, many of which are the head of their household;



     - Approximately 73% are between 18 and 39 years old;



     - Over 70% live in households that have more than two children;



     - Approximately 78% rent their dwellings;



     - Approximately 62% live in apartment units;



     - Approximately 20% own a washer and dryer;



     - On average, 61% reside within one mile and approximately 75% reside within three miles of the SpinCycle store visited;



     - Average annual household incomes range between $25,000 and $35,000;



     - Visit a SpinCycle store for approximately two hours and approximately every ten days, and



     - Spend an average of approximately $10 per visit.



     Our research regarding our existing customers, potential customers and past customers is undertaken in order to allow us to continue to deliver a superior facility and superior customer service. We have also used this information to tailor our store design and the services we provide to accommodate market specific needs of our customers. It is our attention to customer needs that we believe results in our ability to retain customers.



CURRENT MARKETS AND OPERATIONS



     The following map summarizes the current states and markets in which we operate:


                                [SPIN CYCLE MAP]


     Once a store is opened, we believe that our manner of operations distinguishes us from our competition. Key components of SpinCycle's operating strategy include:



     - heavy emphasis on customer satisfaction and superior facility maintenance;



     - facility security; and



     - loss prevention through management controls.

We consider customer satisfaction paramount in our efforts to build a successful chain of branded coin-operated laundromats. To ensure customer satisfaction, we expend significant resources training store employees to provide consistent and reliable store appearance, extraordinary customer service and facility maintenance.



     Customer Satisfaction and Facility Maintenance. We have established high quality standards in an industry characterized by its lack of attention to customer service and satisfaction. We believe our equipment configuration and store design is unique and ensures customer satisfaction by providing a pleasant in-store experience and minimizing the time necessary to complete full laundry cycles. Stores generally are open from 7:00 a.m. to 11:00 p.m. daily, with some stores open 24 hours per day.



     Facility cleanliness and customer service are hallmarks of our operations. Store employees regularly clean all elements of our facilities. Employees are trained according to our prescribed program to execute precisely a scheduled and highly structured daily cleaning program of the machines and the entire physical plant and to provide superior levels of customer service by assisting customers with all matters of machine usage and laundry care, thus further enhancing our customers' satisfaction.



     We also strive to keep all of our equipment in good working order. Our success in machine maintenance results from our insistence upon purchasing high quality commercial washers and dryers and training in-store staff to execute routine maintenance programs. Approximately 80% of the washers in a SpinCycle store are front load washers, which we believe are more durable and more efficient to operate than top loaders. Store employees are also trained to troubleshoot machine problems before referring matters to service technicians.



     Facility Security. SpinCycle places significant emphasis on providing a store that is safe and secure both for customers and employees. A substantial component of SpinCycle's target customers are women in urban neighborhoods who have indicated that safety is a paramount concern. To provide a secure facility and thereby promote employee and customer safety, we typically use the following precautionary measures: video surveillance and monitoring systems, armored car services to collect cash, panic buttons which can be used to alert our local security companies in every store, safety training and well-lighted interiors and exteriors. In addition, SpinCycle's store attendants monitor the safety and security of the store.



     Management Controls. Our management information systems allow us to monitor daily revenue and machine utilization in each of our stores, exercise cash and management controls and compile and analyze critical marketing and operations data. This tracking also enables the real estate and operations departments to evaluate overall market strategy and make necessary adjustments in the site criteria used to make future real estate decisions.



     Cash management involves a process of coin collection by employees four times per week, strict key controls and auditing against various cash control ratios. Collected cash is then deposited in a safe within the store. The cash is then collected by Brinks Incorporated or another armored car service. Our cash handling procedures are designed to minimize the risk to employees as well as the potential for theft. Previously we relied on computerized polling devices to aid us in detecting theft. This system is very expensive to install and maintain. We do not intend to rely on this system in the future. The implementation of these cash handling procedures has allowed us to maintain annual shrinkage of less than 0.50%. In addition to providing an effective auditing mechanism, the system also assists management in making staffing, operating and security decisions, as well as determining optimal machine mix and configuration.


MARKETING


     We believe that a significant amount of our per store customer base is generated through brand identification and word of mouth, but SpinCycle also actively markets to increase a store's market penetration. SpinCycle's store marketing strategy typically includes a grand opening program, in-store signage and ongoing promotions. A store's grand opening program generally commences four weeks prior to opening a store and includes banners, facility tours with community leaders and promotional partnerships with local businesses and civic organizations, including the United Negro College Fund, the Boys and Girls Club and community churches. A direct mail promotional incentive is generally sent to potential customers to raise awareness and interest in the SpinCycle concept. After a store has been operating for several months, we may run additional promotions such as a "Half Off Wash" or "Free Dry" to generate additional customer visits. We have found that such promotions drive significant additional customer traffic and result in a permanent increase in our customer base, thus increasing revenue following such promotions. We use in-store signage to teach our customers about the advantages of SpinCycle's unique facility and machine mix, for example, using a double load front load washer versus a single load top loader. We also actively promote off-peak usage by offering mid-week specials such as reduced wash or dry prices. Other marketing initiatives have included focus groups, billboard advertising and community outreach programs.


COMPETITION


     Although there is no single chain of laundromats with which we compete on a national basis, we experience significant competition in all of our markets from local "mom and pop" operators and, in some markets, from regional chains. For example, in Texas, we compete against KwikWash, which is a chain of over 150 stores owned by Coinmach Corporation, a publicly traded company. While Coinmach Corporation has substantially greater resources than we do, KwikWash stores are on average smaller and, we believe, deliver significantly inferior service compared with our prototype store delivers. We also compete against other laundry services available to potential customers, including laundry facilities available in their homes or apartment buildings (including those serviced by route service operators) and independently owned neighborhood coin-operated laundromats. Laundry facilities at apartment buildings are often maintained by route operators whose resources are also often substantially greater than ours.



     We believe that the principal competitive factors in the retail coin laundry industry are convenient location, adequate parking, varied equipment mix, functioning machines, attended facilities and customer satisfaction. We believe we are superior to our competitors in each regard.


EMPLOYEES


     As of June 13, 1999, we had 1,022 total employees of whom 591 are full time and 431 are part-time. Each of our full-time employees is eligible for medical benefits, which we believe helps us hire and retain the best available employees. Our part-time employees work primarily in our stores and are engaged primarily in customer service functions.


FACILITIES


     We lease an approximately 15,500 square foot corporate office in Scottsdale, Arizona pursuant to a five year lease, expiring July 2002. We are presently considering a sublease of approximately 4,000 square feet of our space.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth the age and position of the executive officers and directors of SpinCycle:



NAME                             AGE                        POSITION
----                             ---                        --------
Peter L. Ax....................  40     Chief Executive Officer and Chairman of the Board
Christopher A. Lombardi........  38     Chief Development Officer
Matthew B. Campbell............  42     Chief Operating Officer
Alfredo Brener.................  47     Director
Dean Buntrock..................  68     Director
James E. Hutton................  61     Director
John H. Muehlstein.............  44     Director
Peer Pedersen..................  74     Director
John Wallace...................  38     Director



     Peter L. Ax has been the Chief Executive Officer since January 1998 and the Chairman of the Board since March 1998. From December 1996 to January 1998 Mr. Ax was Chief Financial Officer and was Vice Chairman of the Board from December 1996 until March 1998. Since March 1999 Mr. Ax has also been Chairman of Takes.com, Inc. From March 1995 to December 1996, Mr. Ax served as Head of the Private Equity Division and Senior Vice President of Lehman Brothers. From March 1994 to March 1995, Mr. Ax was responsible for the private placement of fixed income securities on the fixed income syndicate desk at Lehman Brothers. From September 1991 to March 1994, Mr. Ax served in the Investment Banking Division of PaineWebber, Inc. Mr. Ax has an M.B.A. from The Wharton School at the University of Pennsylvania, a J.D. from the University of Arizona and a B.S. from the University of Arizona and is C.P.A.


     Christopher A. Lombardi has been the Chief Development Officer since March 1996. From May 1994 to March 1996, Mr. Lombardi served as Vice President of Development of Northstar Restaurants, Inc., a franchise area developer for Boston Chicken, Inc., where he coordinated and directed the real estate selection and construction in developing 54 stores in 22 months. From May 1990 to May 1994, Mr. Lombardi served as Franchise Operations Manager for Blockbuster Video, Inc. During his four years at Blockbuster, Mr. Lombardi's territory grew from 29 to 79 stores in the midwestern United States and western Canada. Mr. Lombardi has a B.A. from the University of Chicago.


     Matthew B. Campbell has been the Chief Operating Officer since February 1999. From July 1998 to February 1999 Mr. Campbell was Vice President, Operations and from November 1997 to July 1998 he was Chief Learning Officer. From September 1990 through November 1997 Mr. Campbell was employed by Thorn Americas where he served as the Senior Director of Training, Management and Development. Prior to joining Thorn Americas, Mr. Campbell served as a professor of Political Science at Troy State University. Mr. Campbell has a B.A. from Southwest Texas State University, an M.A. from the University of Toledo and a Ph.D. (ABD) from the University of Virginia.



     Alfredo Brener has been a Director since June 1996. Since 1987 Mr. Brener has been President and Chief Executive Officer of Breco Holdings, Inc., a Houston-based diversified holding company. Mr. Brener is the former Chairman of the Board of Boys Market, Inc., a Los Angeles-based supermarket chain; Grupo Mexicano de Video, S.A. de C.V., the Blockbuster Mexico franchisee; Discovery Zone de Mexico, S.A. de C.V., the Discovery Zone Mexico franchisee; and a director of Fiesta Mart Supermarket, a Houston-based supermarket chain. Mr. Brener is also a director of E-Stamp Corp. and chairman of the board of Super Stand Entertainment Co.


     Dean Buntrock has been a Director since January 1998. Mr. Buntrock was the founder and Chairman of the Board of Waste Management, Inc. from 1968 to July 1997 and was its Chief Executive Officer from 1968 until June 1996 and from February 1997 until August 1997. Mr. Buntrock was Chairman of the Board of

Wheelabrator Technologies, Inc. from March 1997 until December 1997. Mr. Buntrock was also a director of Boston Chicken, Inc., WM International, First National Bank of Chicago and Stone Container Corp.

     James E. Hutton has been a Director since April 1996. Since June 1993, Mr. Hutton has been Vice President of Operations for Burrel Professional Labs, Inc. Mr. Hutton serves on the boards of Indiana Federal Savings Bank; North Coast Distributing Company, a Miller Beer distributor; and T. P. Orthodontics, a manufacturer of orthodontic prosthesis devices. From 1973 to 1993, Mr. Hutton was a tax partner with Geo. S. Olive & Co., a public accounting firm. Previously, Mr. Hutton was with the accounting firm of Dogan, Roby & Company. Mr. Hutton is a C.P.A.


     John H. Muehlstein has been a Director since April 1997. Since 1986, Mr. Muehlstein has been a partner of Pedersen & Houpt, P.C., Chicago, Illinois, counsel to the Company. Mr. Muehlstein's practice focuses on private capital transactions and corporate finance. Mr. Muehlstein is a director of Blue Rhino Corporation and Einstein/Noah Bagel Corp. Mr. Muehlstein is a nephew of Mr. Pedersen, another director of SpinCycle.



     Peer Pedersen has been a Director since November 1997. Mr. Pedersen has been a partner of the law firm Pedersen & Houpt, P.C. for the past 40 years and is its Chairman and Managing Partner. Mr. Pedersen is also a director of Boston Chicken, Inc., Latin American Growth Fund, Tennis Corporation of America, Extended Stay America, Inc. and Spraying Systems Co. Mr. Pedersen is an uncle of Mr. Muehlstein, another director of SpinCycle.



     John Wallace has been a Director since June 1996. From June 1996 to September 1997, Mr. Wallace was a Regional Vice President, Real Estate for SpinCycle. From March 1994 to March 1996, Mr. Wallace served as a Director in the Corporate Finance/Merchant Banking Department at First Southwest Company. In 1986, Mr. Wallace founded and, from 1986 to 1989, he served as the President of Houston Video Enterprises, which had the rights to Blockbuster Video franchises for the Houston area. During this period Mr. Wallace assisted with the opening of 12 company-owned video superstores and 40 additional franchise stores. In 1990, Mr. Wallace and several equity partners formed Grupo Mexicano de Video, S.A. de C.V. which held the franchise rights to Blockbuster Video in Mexico. Mr. Wallace served as the General Director from 1990 through 1993, during which time Grupo Mexicano de Video opened in excess of 80 stores throughout Mexico.


DIRECTOR COMPENSATION


     Currently, our directors receive no cash compensation for serving on our board of directors. They do, however, receive reimbursement for expenses reasonably incurred in connection with their service to us as directors. There is also a non-employee director stock option plan pursuant to which as of July 1 of each year each non-employee director is entitled to a grant of an option to purchase 20 shares of common stock which vest over three years on each anniversary of the grant date. The initial grants under the plan vested immediately. Options to purchase 80 shares per the initial grants to directors and 240 shares per the 1998 and 1999 grants are outstanding.


COMMITTEES OF THE BOARD OF DIRECTORS


     Our board of directors has an audit committee, a compensation and organization committee and a finance committee. The audit committee is composed of Messrs. Hutton and Brener. The audit committee is responsible for reviewing the scope of the independent auditors' examinations of our financial statements and receiving and reviewing their reports. The audit committee also meets with the independent auditors, receives recommendations or suggestions for changes in accounting procedures and initiates or supervises any special investigations it may choose to undertake. The compensation committee is composed of Messrs. Buntrock, Muehlstein and Pedersen. Messrs. Muehlstein and Pedersen are members of the law firm of Pedersen & Houpt, P.C. which serves as counsel to SpinCycle. See "Certain Transactions." The compensation committee determines our policies with respect to the nature and amount of all compensation of our executive officers and administers our employee option plans. The finance committee is composed of Messrs. Buntrock, Pedersen and Wallace. The finance committee is responsible for overseeing our borrowing and capital raising activities.

EXECUTIVE COMPENSATION


     Summary Compensation Table. The following table includes the compensation paid by us during the year ended December 27, 1998 to our named executive officers: our Chief Executive Officer and our four other executive officers with annual compensation of $100,000 or more. We did not grant stock appreciation rights or stock options to any named executive officer during the year ended December 27, 1998.



                                                                              LONG-TERM COMPENSATION
                                              ANNUAL COMPENSATION         ------------------------------
                                        -------------------------------   SECURITIES
                                                              OTHER       UNDERLYING
                                                              ANNUAL        STOCK            ALL OTHER
                               FISCAL   SALARY    BONUS    COMPENSATION    OPTIONS          COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR      ($)    ($)(1)       ($)(2)        (#)(3)              ($)
---------------------------    ------   ------   ------    ------------   ----------        ------------
Peter L. Ax..................   1998    252,007        0           0(4)     3,000                0
  Chief Executive Officer and   1997    150,000  450,000(5)         0(4)    8,038(6)(7)
  Chairman
James R. Puckett.............   1998    161,574        0           0(4)     2,320(8)             0
  Chief Financial Officer(9)    1997     77,885   25,000           0(4)     1,720(8)
Christopher A. Lombardi......   1998    147,884        0           0(4)     2,000                0
  Chief Development Officer     1997    110,640   25,000      32,300           38(6)
Patrick H. Boyer.............   1998    135,946        0           0(4)     2,000                0
  Chief Information             1997     86,650   25,000      40,700           38(6)
     Officer(10)
Matthew B. Campbell..........   1998    128,076        0           0(4)     1,400                0
  Chief Operating Officer       1997     13,846   21,000           0          600


---------------

 (1) Bonuses, unless otherwise noted, are recorded in the year earned. As of year end 1998, we had accrued, but as of March 21, 1999 had not paid, $490,518 for bonuses for all employees for fiscal 1998.



 (2) The amounts presented for each of the named executive officers are comprised primarily of relocation compensation related to SpinCycle's move to Arizona and automobile allowances.



 (3) All of the options granted to the named executive officers were granted under our 1995 option plan for employees. The options granted were for shares of our common stock. Unless otherwise noted, the options granted to the named executive officers vest 20% on each anniversary of the grant.



 (4) Received perquisites and other personal benefits in addition to salary, cash bonuses and other annual compensation. The amounts of these perquisites and other personal benefits are not shown because the aggregate amount of the compensation, if any, did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for the executive officer.



 (5) In April 1997, we paid Mr. Ax $400,000 for services rendered prior to joining SpinCycle in connection with the private offer and sale of the our series B convertible preferred stock. Mr. Ax was engaged by us in lieu of engaging an investment bank as the placement agent. Mr. Ax was also paid a bonus of $50,000 in 1997.



 (6) Each of Messrs. Ax. Lombardi and Boyer were granted fully vested options to purchase 38 shares of common stock in connection with their agreements to relocate to Arizona.



 (7) As a founder of SpinCycle, Mr. Ax was granted an option to purchase 8,000 shares of common stock at $125.00 per share. These options vest over time upon attaining certain performance goals, provided, however, that if these goals are not attained by December 15, 2001, the options will be fully vested.



 (8) Mr. Puckett was granted fully vested options to purchase 1,200 shares of common stock in connection with his accepting employment with SpinCycle in 1997, 520 shares of common stock for store acquisitions closed in 1997 and 320 shares of common stock for store acquisitions closed in 1998, while he was Vice President, Corporate Development.



 (9) Effective May 6, 1999, Mr. Puckett resigned.



(10) Effective April 23, 1999, Mr. Boyer was terminated by us in connection with a reduction in force.

OPTION GRANTS



     The following table includes information on grants of stock options to the named executive officers under our employee stock option plan during fiscal 1998.



                       OPTION GRANTS IN LAST FISCAL YEAR



                                            NUMBER OF
                                            SECURITIES    % OF TOTAL
                                            UNDERLYING     OPTIONS
                                             OPTIONS      GRANTED TO    EXERCISE                 GRANT DATE
                                            GRANTED IN   EMPLOYEES IN   PRICE PER   EXPIRATION    PRESENT
                   NAME                      1998(1)         1998         SHARE      DATE(1)      VALUE(2)
                   ----                     ----------   ------------   ---------   ----------   ----------
Peter L. Ax...............................    3,000(3)      14.25%       $200.00      7/21/08     $140,664
James R. Puckett..........................      320(4)       1.52%       $200.00       7/9/08     $ 15,004
                                              1,000(3)       4.75%       $200.00      7/21/08     $ 46,888
                                              1,000(5)       4.75%       $200.00     10/23/08     $ 40,185
Christopher A. Lombardi...................    1,000(3)       4.75%       $200.00      7/21/08     $ 46,888
                                              1,000(5)       4.75%       $200.00     10/23/08     $ 40,185
Patrick H. Boyer..........................    1,000(3)       4.75%       $200.00      7/21/08     $ 46,888
                                              1,000(5)       4.75%       $200.00     10/23/08     $ 40,185
Matthew B. Campbell.......................    1,000(3)       4.75%       $200.00      7/21/08     $ 46,888
                                                400(5)       1.90%       $200.00     10/23/08     $ 16,074


---------------

(1) Under the terms of the plan, options are granted at fair market value and may be exercised with respect to vested shares only after the expiration of one year from the date of grant. Unless otherwise stated options become exercisable over five years, one fifth on each anniversary of the grant date. Options have a term of ten years and generally terminate 180 days following an optionee's death or disability, 90 days after termination of employment, or immediately upon dissolution, liquidation, merger or consolidation but the optionee has 30 days prior to such change in control to exercise.



(2) The value has been calculated using a variation of the Black-Scholes stock option valuation methodology. The applied model used the grant dates of April 15, July 9, July 21 and October 23, 1998 with an option price of $200.00. In addition, for the April 15, 1998 grant date it assumed a stock price volatility of 0%, a risk-free rate of return of 5.615% and a dividend of $0.00 per year. For the July 9, 1998 grant date, the additional assumptions were a stock price volatility of 0%, a risk-free rate of return of 5.488% and a dividend of $0.00 per year. For the July 21, 1998 grant date, the additional assumptions were a stock price volatility of 0%, a risk-free rate of return of 5.488% and a dividend of $0.00 per year. For the October 23, 1998 grant date, the additional assumptions were a stock price volatility of 0%, a risk-free rate of return of 4.588% and a dividend of $0.00 per year.



(3) Stock options granted on July 21, 1998, which begin vesting 20% per year beginning on July 21, 1999.



(4) Stock options granted on July 9, 1998 which become exercisable on July 9, 1999 and vest immediately.



(5) Stock options granted on October 23, 1998 which begin vesting 20% per year beginning on October 23, 1999.

OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES


     The following table includes certain information with respect to the value of the stock options held by the named executive officers at December 27, 1998. No named executive officer exercised any stock options or stock appreciation rights during the year ended December 27, 1998 or had any stock appreciation rights outstanding at December 27, 1998.


                         FISCAL YEAR END OPTION VALUES


                                           NUMBER OF SECURITIES
                                                UNDERLYING
                                                UNEXERCISED            VALUE OF UNEXERCISED
                                                OPTIONS AT             IN-THE-MONEY OPTIONS
                                               DECEMBER 27,              AT DECEMBER 27,
                                                1998(#)(1)                  1998($)(2)
                                           ---------------------       --------------------
                                           VESTED       UNVESTED       VESTED     UNVESTED
                                           ------       --------       ------     --------
Peter L. Ax..............................     38(3)      11,000(4)         --      600,000
James R. Puckett.........................  2,040(5)       2,000            --           --
Christopher A. Lombardi..................    838(3)       3,200        60,000       90,000
Patrick H. Boyer.........................    838(3)       3,200        60,000       90,000
Matthew B. Campbell......................    120          1,880            --           --


---------------

(1) All of the options granted to the named executive officers were granted under our 1995 employee option plan. The options granted were for shares of our common stock. Unless otherwise noted, the options granted to the named executive officers vest 20% on each anniversary of the grant.



(2) Options to purchase 8,000 shares of common stock were granted to Mr. Ax and options to purchase 2,000 shares of common stock were granted to each of Messrs. Lombardi and Boyer. These options have an exercise price of $125.00 per share. The balance of the options granted to the named executive officers are exercisable at a price of $200.00 per share.



(3) Each of Messrs. Ax, Lombardi and Boyer were granted fully vested options to purchase 38 shares of common stock in connection with their respective agreements to relocate to Arizona.



(4) 8,000 of Mr. Ax's options vest upon attainment of certain performance goals, provided, however that if these goals are not attained by December 15, 2001, the options will be fully vested.



(5) Mr. Puckett was granted fully vested options to purchase 2,040 shares of common stock in connection with his employment agreement.



EMPLOYMENT AGREEMENTS



     We have entered into employment agreements with each of Messrs. Ax and Lombardi. Mr. Ax's agreement, effective as of December 1, 1996 has a term of four years with automatic one year extensions after the initial term, subject to the provision of at least six months written notice by either party. The agreement includes a one year post-termination non-competition clause. If Mr. Ax is terminated by us for any other reason except for "cause" as defined in the agreement, Mr. Ax is entitled to salary and benefits for the remainder of the term of the agreement, including any bonuses accrued but unpaid as of the date of termination. In the event of a merger, consolidation or sale of all or substantially all of our assets, or a reorganization or recapitalization pursuant to which at least a majority of the equity investment and voting control is the same as ours, we may assign our obligations under the agreement to the surviving or purchasing entity. The terms of the employment agreement with Mr. Lombardi are substantially the same as with Mr. Ax except that upon termination other than for "cause" Mr. Lombardi is entitled to salary and benefits for only one year.

1995 AMENDED AND RESTATED STOCK OPTION PLAN


     We adopted a stock option plan in 1995, which was amended and restated in 1997, to help us attract, retain and motivate selected employees and officers of SpinCycle. The plan was approved by our stockholders in June 1997. Pursuant to the plan, options to purchase up to 69,270 shares of our common stock may be granted to our employees or consultants. The plan is administered by our compensation committee which determines the persons who are to receive options and the number of shares subject to each option. As of March 21, 1999, options covering an aggregate of 40,539 shares of common stock were outstanding, of which 8,527 were vested and none had been exercised.


NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN


     In 1997, we adopted a non-employee director stock option plan to help us attract and compensate our non-employee directors. The plan was approved by our stockholders in June 1997. We have reserved 2,000 shares of common stock for issuance under the plan. Pursuant to the plan, all non-employee directors as of the effective date of the plan, July 1, 1997, and as of the first board meeting after the annual stockholders meeting of each year beginning in 1998 are entitled to a grant of options to purchase 20 shares of common stock at a price per share equal to the fair market value per share of the common stock as of the grant date. The initial grants under the plan vested immediately; subsequent grants vest over three years on each anniversary of the grant dates. As of July 1, 1999, options to purchase 320 shares have been granted under the plan, of which approximately 122 are vested and the other approximately 198 vest over three years, one third on each anniversary of the grant date.


                             PRINCIPAL STOCKHOLDERS


     The following table includes information known to us with respect to the beneficial ownership of the 303,165 shares of our common stock, series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock outstanding plus the 26,661 shares of our common stock which are issuable upon exercise of the warrants as of the date of this prospectus and options vested or vesting within 60 days of the date of this prospectus, by:



     - each stockholder known by us to own beneficially more than 5% of our common stock;



     - each of our directors;



     - each of our named executive officers as of the date of this prospectus;
       and



     - all directors and executive officers as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission. Except as indicated in the footnotes to this table and as provided by applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares shown opposite each stockholder's name. Unless otherwise indicated, the address of our directors, officers and 5% stockholders is 15590 Greenway/Hayden Loop, Suite 400, Scottsdale, Arizona 85260.



                                                         NUMBER OF SHARES
                                                         OF CAPITAL STOCK
                                                           BENEFICIALLY       PERCENT OF
NAME                                                         OWNED(1)        VOTING RIGHTS
----                                                     ----------------    -------------
DIRECTORS AND EXECUTIVE OFFICERS:
Dean Buntrock(1).......................................       25,682              8.47%
Peer Pedersen(2).......................................       24,558              8.36
Peter L. Ax(3).........................................        8,655              3.05
John Wallace(4)........................................        3,567              1.17
Christopher A. Lombardi(5).............................        2,638                 *
Matthew B. Campbell(6).................................          320                 *
James E. Hutton(7).....................................        1,080                 *
John H. Muehlstein(8)..................................          811                 *
Alfredo Brener(9)......................................           27                 *
                                                             -------             -----
          Total for directors and executive officers...       68,738             22.66%
                                                             =======             =====
OTHER BENEFICIAL OWNERS:
Howard C. Warren(10)...................................       23,681              7.81
William Farley(11).....................................       21,420              7.06
                                                             -------             -----
          Total for All Beneficial Owners (11
            persons)...................................      113,839             37.54%
                                                             =======             =====


---------------
 *  Less than 1%.


 (1) Includes 2,096.5 shares of series C stock and 432 shares of common stock held by Mr. Buntrock, 386 shares of series A stock and 2,421 shares of series B stock held by Mr. Buntrock's wife, and 772 shares of series A stock, 4,842 shares of series B stock, 11,366 shares of series C stock and 1,137 shares of common stock held by The Butterfield Group L.L.C., of which Mr. Buntrock's wife is the manager, 2,222.5 shares of series C stock held by Big Sky Limited Partnership, of which Mr. Buntrock is the sole general partner and vested options to purchase 7 shares of common stock held by Mr. Buntrock. The business address of Mr. Buntrock is Oakbrook Terrace Tower, One Tower Lane, Suite 2242, Oakbrook Terrace, Illinois 60181.



 (2) Includes 4,352 shares of series A stock, 9,684 shares of series B stock, 9,559 shares of series C stock, 1,756 shares of common stock and vested options to purchase 27 shares of common stock. The business address of Mr. Pedersen is 161 North Clark Street, Suite 3100, Chicago, Illinois 60601.



 (3) Includes 450 shares of series C stock, 8,167 shares of common stock and vested options to purchase 638 shares of common stock held by Mr. Ax.



 (4) Includes 2,880 shares of series A stock and vested options to purchase 687 shares of common stock held by Mr. Wallace. The business address of Mr. Wallace is 3624 Ella Lee Lane, Houston, Texas 77027.



 (5) Includes 1,200 shares of common stock and vested options to purchase 1,438 shares of common stock held by Mr. Lombardi.



 (6) Includes vested options to purchase 320 shares of common stock held by Mr. Campbell.



 (7) Includes 800 shares of series A stock, 230 shares of series C stock, 23 shares of common stock and vested options to purchase 27 shares of common stock held by Mr. Hutton. The business address of Mr. Hutton is 1311 Merrilville Road, Crown Point, Indiana 46307.

 (8) Includes 484 shares of series B stock, 273 shares of series C stock and 27 shares of common stock held jointly by Mr. Muehlstein and his wife. Mr. Muehlstein also has vested options to purchase 27 shares of common stock. Mr. Muehlstein's business address is 161 North Clark Street, Suite 3100, Chicago, Illinois 60601.



 (9) Includes vested options to purchase 27 shares of Common Stock held by Mr. Brener. The business address of Mr. Brener is 5298 Memorial Drive, Houston, Texas 77007.



(10) Includes 4,351 shares of series A stock, 9,684 shares of series B stock, 8,769 shares of series C stock and 877 shares of common stock. Mr. Warren's business address is c/o Absolute Ventures, 420 Green Bay Road, Suite 103, Kenilworth, Illinois 60043.



(11) Includes 1,158 shares of series A stock, 7,264 shares of series B stock, 4,546 shares of series C stock and 455 shares of common stock held by Velocity Capital, LLC of which Mr. Farley is the sole member; Includes 386 shares of series A stock and 2,421 shares of series B stock held by Retirement Program of Farley Inc. of which Mr. Farley is the sole member of the Pension Investment Committee; and 2,273 Shares of Series C Stock and 227 shares of Common Stock held by The Northern Trust Company as Trustee for the Fruit of the Loom Pension Trust of which Mr. Farley is the sole member of the Pension Investment Committee that has sole voting power and investment power over these shares; and 370 shares of Series A Stock and 2,320 shares of Series B Stock held by the Acme Boot Company, Inc. Pension Plan of which Mr. Farley is the sole member of the Investment Committee. Mr. Farley's business address is 233 South Wacker Drive, Chicago, Illinois 60606.


                              CERTAIN TRANSACTIONS


     In April 1998, Messrs. Buntrock and Pedersen, either directly or through their affiliates, purchased $1,950,300 and $2,000,020, respectively, of series C units, comprised of series C stock and shares of common stock.



     In March 1999, Mr. Pedersen purchased 800 shares of our common stock from Mr. Bruce Mosby, our former chief operating officer, for $120,000 in connection with the settlement of our litigation with Mr. Mosby regarding our termination of him in July 1998.



     Messrs. Muehlstein and Pedersen are partners and members of the management committee of the law firm of Pedersen & Houpt, P.C., which has served as our outside counsel since March 1997. In that connection, we paid the firm fees for services rendered in the amount of approximately $1.7 million during the firm's 1998 fiscal year.


                          DESCRIPTION OF CAPITAL STOCK


     As of March 21, 1999, we had 27,763 shares of common stock, 76,974 shares of series A convertible preferred stock, $.01 par value, 125,498 shares of series B convertible preferred stock, $.01 par value and 72,930 shares of series C convertible preferred stock, $.01 par value outstanding, held of record by 173 holders. As of March 21, 1999, no shares of capital stock were held as treasury shares. In addition, as of March 21, 1999, we had outstanding option grants exercisable for 40,539 shares of common stock. The following summary of all material provisions of our capital stock, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation, as amended to date, our by-laws and by the provisions of applicable law.


COMMON STOCK


     We are authorized to issue up to 630,000 shares of common stock, $.01 par value. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of SpinCycle, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares issuable upon exercise of the warrants will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of series A stock, series B stock, and series C stock and any series of preferred stock which we may designate and issue in the future.



     The shares of common stock held by some of the current and former members of management are subject to a stock transfer restriction agreement according to which we have a right of first refusal to purchase any of these shares which a holder desires to transfer before the shares may be transferred to any other person.


PREFERRED STOCK


     We are authorized to issue up to 100,000 shares of series A stock, 150,000 shares of series B stock and 120,000 shares of series C stock. Holders of preferred stock are entitled to one vote for each share held on all matters and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of preferred stock entitled to vote in any election of directors may elect a majority of the directors standing for election. Concurrently with the closing of our private placement of senior discount notes and warrants, the rights of the holders of all three classes of our preferred stock to require us to purchase their shares at any time on or after June 1, 2001 if we have not yet completed a qualified initial public offering following notice to us by the holders of 51% or more of our preferred stock were terminated.



     Series A, B and C Convertible Preferred Stock. We have 76,974 shares of series A, 125,498 shares of series B and 72,930 shares of series C stock outstanding. Holders of our outstanding series A and series B stock are entitled to vote as a class to elect one person to our board of directors. Holders of our series C stock are entitled to vote as a class to elect one person to our board of directors. Our preferred stock is convertible into our common stock on a one-for-one basis and will be converted into common stock concurrently with any qualified public offering of our common stock. Holders of our preferred stock have preemptive rights with respect to our issuance of any equity securities in the future. The outstanding shares of our preferred stock are fully paid and nonassessable and are equal to each other with respect to liquidation preference.


REGISTRATION RIGHTS


     Our preferred stockholders have both demand and "piggyback" registration rights. At any time after the expiration of any lock up period in connection with an initial public offering by SpinCycle, the holders of 51% of the shares of preferred stock outstanding may demand that we use our best efforts to register their shares at our expense. Our preferred stockholders may make up to three such demands upon us. Our preferred stockholders also have "piggyback" registration rights which allow them to participate in any registration of shares other than a registration on Form S-8 or similar form, subject to typical underwriter reductions in shares permitted to be sold.



DELAWARE LAW AND CHARTER PROVISIONS



LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS



     Our certificate of incorporation also limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:



      -- any breach of their duty of loyalty to the corporation or its stockholders;



      -- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;



      -- unlawful payments of dividends or unlawful stock repurchases or redemptions; or



      -- any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the bylaws would permit indemnification. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted.



CHARTER PROVISIONS WHICH COULD INHIBIT A CHANGE IN CONTROL OF SPINCYCLE



     Some of the provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of SpinCycle. Such provisions include:



      -- the right of our series A and B stockholders, voting as a single class, to elect one member of our board of directors;



      -- the right of our series C stockholders to elect one member of our board of directors; and



      -- the necessity of obtaining the consent of 76% of the holders of our series A stock to any merger, sale of substantially all of our assets or similar transaction.



     Because these provisions could have the effect of discouraging a third party from acquiring control of SpinCycle, they could deprive our stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of our capital stock and of preventing changes in our management of SpinCycle.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our capital stock is Norwest Bank Minnesota, N.A., Minneapolis, Minnesota.


                          DESCRIPTION OF THE WARRANTS


     The warrants were issued under an agreement between SpinCycle and a third party. The following is a summary of the primary provisions of the warrant agreement and is qualified in its entirety by reference to all of the provisions of the warrant agreement, including the definitions of terms contained in the agreement.


GENERAL


     Each warrant, when exercised, entitles the holder to purchase .1839 shares of our common stock from us at an exercise price of $.01 per share. The exercise price and the number of shares of common stock issuable upon exercise of a warrant are both subject to adjustment in some cases. The warrants currently entitle warrant holders to acquire, in the aggregate, 26,661 shares of our common stock representing approximately 6.6% of our common stock outstanding, calculated on a fully-diluted basis assuming the conversion of all securities convertible or exchangeable into or exercisable for, with or without the passage of time, shares of common stock and the exercise of all granted options.



     The warrants may be exercised at any time. Unless earlier exercised, the warrants will expire on May 1, 2005. We will give notice of expiration not less than 90 nor more than 120 days prior to the expiration date to the registered holders of the then outstanding warrants. If we fail to give such notice, the warrants will nevertheless expire and become void on the expiration date.



     At our option, fractional shares of common stock may be issued upon exercise of the warrants. If any fraction of a share of common stock would be issuable upon the exercise of any warrants, we may pay an amount in cash equal to the current market value per share of our common stock, as determined on the day immediately preceding the date the warrant is presented for exercise, multiplied by this fraction of a share, computed to the nearest whole cent.



     Certificates for warrants have been and will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of Norwest Bank, Minnesota, N.A., the warrant agent. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.



     In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of the bankruptcy or reorganization.



TERMS OF THE WARRANTS



     Exercise. In order to exercise all or any of the warrants, the holder is required to surrender to the warrant agent the related warrant certificate and pay in full the exercise price for each share of common stock or other securities issuable upon exercise of the tendered warrants. The exercise price may be paid in cash or by certified or official bank check or by wire transfer to an account designated by us for this purpose or in a cashless exercise without the payment of cash, by reducing the number of shares of common stock that would be obtainable upon the exercise of a warrant and payment of the exercise price in cash so as to yield a number of shares of common stock upon the exercise of the warrant equal to the product of (a) the number of shares of common stock for which the warrant is exercisable as of the date of exercise if the exercise price were being paid in cash and (b) the cashless exercise ratio. The "cashless exercise ratio" shall equal a fraction, the numerator of which is the excess of the current market value per share of our common stock on the date which the warrant is exercised over the exercise price per share as of the exercise date and the denominator of which is the current market value per share of our common stock on the exercise date. Upon surrender of a warrant certificate representing more than one warrant in connection with the holder's option to elect a cashless exercise, the number of shares of common stock deliverable upon a cashless exercise shall be equal to the number of shares of common stock issuable upon the exercise of warrants that the holder specifies are to be exercised pursuant to a cashless exercise multiplied by the cashless exercise ratio. All provisions of the warrant agreement will be applicable with respect to a surrender of a warrant certificate pursuant to a cashless exercise for less than the full number of warrants represented thereby.



     No Rights As Stockholders. The holders of unexercised warrants are not entitled, by virtue of being warrant holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as SpinCycle stockholders in respect of any stockholders meeting for the election of directors or any other purpose, or to exercise any other rights whatsoever as stockholders of SpinCycle.



     Mergers, Consolidations, etc. In the event that we consolidate with, merge with or into, or sell all or substantially all of our assets to, another person, each warrant thereafter shall entitle the warrant holder to receive upon exercise, per share of common stock for which the warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of common stock is entitled to receive upon completion of the consolidation, merger or sale of assets. However, if we consolidate with, merge with or into, or sell all or substantially all of our assets to, another person and, in connection therewith, the consideration payable to the holders of common stock in exchange for their shares is payable solely in cash or there is a dissolution, liquidation or winding-up of SpinCycle, then the holders of the warrants will be entitled to receive distributions on an equal basis with the holders of our common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately prior to such event, less the exercise price. Upon receipt of such payment, if any, the warrants will expire and the rights of the warrant holders will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of SpinCycle, we must deposit promptly with the warrant agent the funds, if any, required to pay to the holders of the warrants. After the funds and the surrendered warrant certificates are received, the warrant agent is required to deliver a check in such amount as is appropriate, or, in the case of consideration other than cash, such other consideration as is appropriate, to such persons as it may be directed in writing by the holders surrendering such warrants.


ADJUSTMENTS


     The number of shares of our common stock issuable upon the exercise of the warrants and the exercise price are subject to adjustment in some instances:



     - payment by us of dividends or other distributions on our common stock, including stock dividends;



     - subdivisions, combinations and some reclassifications of our common stock;



     - issuance to all of our common stockholders of rights, options and warrants entitling them to subscribe for shares of our common stock, or of securities convertible into or exchangeable or exercisable for shares of our common stock, for consideration which is less than the then current market value of our common stock;



     - issuance of shares of our common stock for less than the then current market value of our common stock; and



     - distribution to all of our common stockholders of any of our assets, debt securities or any rights or warrants to purchase securities except any rights which may be issued under a stockholder rights plan and cash dividends and other cash distributions from current or retained earnings.



No adjustment to the number of shares of common stock issuable upon the exercise of the warrants and the exercise price will be required in some instances including:



     - issuance of shares of our common stock in an underwritten public offering;



     - issuance of options or shares of our common stock pursuant to any option or employee benefit plans approved by our board of directors; and



     - issuance of share of our common stock in connection with acquisitions of products, technologies and other businesses as long as the issuance is not to be one of our affiliates.



     In the event of a distribution to our common stockholders which results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, the holders of the warrants may be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Federal Income Tax Consequences."



     No adjustment in the exercise price is required unless such adjustment would require an increase or decrease of at least one percent in the exercise price; provided, however, that any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.


AMENDMENT


     From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the warrant agreement that has an adverse effect on the interests of the holders of the warrants shall require the written consent of the holders of a majority of the then outstanding warrants. The consent of each holder of the warrants affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of common stock issuable upon exercise of warrants would be decreased other than pursuant to adjustments provided in the warrant agreement.

REGISTRATION RIGHTS


     Registration of Warrants. We are required under the warrant agreement to use our reasonable best efforts to cause the registration statement of which this prospectus is a part to remain effective until the earliest of:



     - such time as all of the warrants have been sold pursuant to this registration statement;



     - November 24, 2000; or



     - such time as the warrants can be sold without restriction under the Securities Act of 1933.



     Each holder of warrants that sells them pursuant to this registration statement is required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act of 1933 in connection with such sales and will be bound by provisions of the warrant agreement which are applicable to such holder, including certain indemnification obligations. In addition, each holder of warrants is required to deliver information to be used in connection with the registration statement in order to have its warrants included in the registration statement.



     During any consecutive 365-day period, we are entitled to suspend the availability of this registration statement for up to two 45 consecutive-day periods, except for the 45 consecutive-day period immediately prior to the expiration date, if the board of directors determines in the exercise of its reasonable judgment that there is a valid business purpose for the suspension and provides notice that the determination was made to the holders of the warrants; provided, however, that in no event shall we be required to disclose the business purpose for the suspension if we determine in good faith that the business purpose must remain confidential. There can be no assurance that we will be able to keep a registration statement continuously effective until all of the warrants have been exercised or have expired.



                       DESCRIPTION OF THE HELLER FACILITY


GENERAL


     Concurrently with the closing of the private placement of the senior discount notes and warrants, we entered into a credit facility with Heller Financial, Inc. as agent. The Heller facility consists of a revolving credit facility in an aggregate principal amount of $40.0 million that will mature on April 28, 2002.



     Indebtedness under the Heller facility is secured by a first priority security interest upon all of our then owned and thereafter acquired inventory, equipment, accounts receivable, real and personal property and all proceeds thereof and all of our general intangibles and other intangible assets, including trademarks and trade names, if any, and proceeds thereof.


REVOLVING CREDIT FACILITY


     The Heller facility consists of a revolving credit facility in an aggregate principal amount of $40.0 million. As of August 1998, the Heller facility was syndicated so that Heller is obligated to provide up to $25.0 million and FINOVA Capital Corporation is obligated to provide up to $15.0 million of the $40.0 million Heller facility. We are entitled to draw amounts under the Heller facility, subject to availability according to a borrowing base formula based upon income from store operations and net book value of laundry equipment, in order to fund ongoing working capital, capital expenditures and general corporate purposes. As of March 21, 1999, approximately $4.5 million of the Heller facility was available for us to draw.


INTEREST RATES


     Obligations under the Heller facility shall bear interest with reference to either the "Base Rate" or the "LIBOR Rate," as determined by us at the time each obligation is incurred. "Base Rate Loans" shall bear interest at the rate of 0.50% plus the greater of (a) the "Bank Prime Loan" rate published by the Board of

Governors of the Federal Reserve System or (b) 0.50% plus the Federal Funds Effective Rate. "LIBOR Rate Loans" shall bear interest at the rate of 2.75% plus the rate determined by dividing (a) the rate at which U.S. dollar deposits for the relevant interest period are being offered based upon information presented on the Reuters Screen LIBOR Page as of 11:00 A.M. (London time) on the day which is two business days prior to the first day of such interest period by (b) 1.0 minus the aggregate (without duplication) of the rates (expressed as a decimal) of reserve requirements on the day which is two business days prior to the beginning of such interest period for Eurocurrency funding required to be maintained by a member bank of the Federal Reserve System, rounded to the nearest 1/16 of 1%.

COVENANTS


     The Heller facility contains certain covenants and other requirements of SpinCycle. In general, the affirmative covenants provide for mandatory reporting of financial and other information to the agent and notice by us to the agent upon the occurrence of certain events.



     The Heller facility also contains certain negative covenants and restrictions on actions by us including, without limitation, restrictions on indebtedness, liens, guarantee obligations, mergers, asset dispositions, certain payments, transactions with affiliates, entering other lines of business and amendments of the terms of other indebtedness. The Heller facility requires us to meet a minimum unused availability covenant. We were in compliance with all covenants at March 21, 1999.


EVENTS OF DEFAULT


     The Heller facility specifies certain customary events of default including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities and unenforceability of certain documents under the Heller facility. In addition, a "change of control" of SpinCycle, which is defined in the Heller facility by referring to the definition of that term in the Indenture, constitutes an event of default under the Heller facility. The events of default under the Heller facility are substantially similar to the events of default under the indenture with certain exceptions.



     In July 1998 we executed an amendment to the Heller facility pursuant to which we agreed to changes in the borrowing base formula and some financial covenants. These thresholds were adjusted to reflect the treatment of certain personnel and advertising expenses as selling, general and administrative expenses rather than as cost of revenues -- store operating expenses, excluding depreciation and amortization. Changes were also made to certain of our reporting requirements pursuant to the Heller facility and a limitation on advertising expenses, to a maximum of 4% of annual revenues, was added.



     In February 1999, we entered into a second amendment of the Heller facility. The amendment simplified the formula for calculating borrowing availability under the facility. The fixed charge coverage ratio, the minimum mature store EBITDA covenant and the mature store ratio provision within the minimum unused availability provision were eliminated. Therefore, the borrowing base is now calculated as borrowing base less $10 million. The description of the Heller facility set forth above is qualified in its entirety by the complete text of the documents entered into in connection therewith.

                            DESCRIPTION OF THE NOTES

GENERAL


     We issued 144,990 senior discount notes under an indenture, dated as of April 29, 1998, between us and Norwest Bank Minnesota, N.A., as trustee. The following summary of some provisions of the indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, and those terms made a part of the indenture by reference to the Trust Indenture Act, and the notes, including the definitions of some terms in the Trust Indenture Act.


TERMS OF THE NOTES


     The notes are unsecured senior obligations of ours, limited to $144,990,000 aggregate principal amount at maturity, and will mature on May 1, 2005. Except as described below, no cash interest will accrue on the notes prior to May 1, 2001, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder of the notes as the discount accrues from April 29, 1998 through May 1, 2005. Cash interest will accrue on the notes at the rate of 12 3/4% per annum from May 1, 2001 or from the most recent date to which interest has been paid, payable semi-annually commencing November 1, 2001 to holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date on May 1 and November 1 of each year. Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months. We are obligated to pay interest on overdue principal at 13 3/4% per annum, and we are obligated to pay interest on overdue installments of cash interest at 13 3/4% to the extent lawful. If we fail to keep our exchange offer registration statement effective or usable in certain circumstances cash interest may accrue on the notes other than as just described.


OPTIONAL REDEMPTION


     The notes will not be redeemable prior to May 1, 2002. Thereafter, the notes will be redeemable, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each holder's registered address, at the following redemption prices, plus accrued interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period commencing on May 1 of the years set forth below:



                                               REDEMPTION PRICE
                                                 EXPRESSED IN
                                                PERCENTAGES OF
                                               PRINCIPAL AMOUNT
PERIOD                                           AT MATURITY
------                                         ----------------
2002.........................................      106.375%
2003.........................................      103.188
2004 and thereafter..........................      100.000



     However, at any time and from time to time prior to May 1, 2001, we may redeem up to 35% of the accreted value of the notes with the proceeds of one or more public equity offerings meeting criteria described in the indenture following which there is a public market for our common stock, at a redemption price of 112.750% of the accreted value to the date of redemption; provided, however, that at least $94.2 million of the aggregate principal amount at maturity of the notes must remain outstanding after each such redemption.


RANKING


     The indebtedness evidenced by the notes are our senior unsecured obligations ranking equally in right of payment with all of our other senior unsecured indebtedness and senior to all subordinated obligations. The notes will be subordinated to all of our secured indebtedness, if any, to the extent of the value of the assets securing such indebtedness and to all indebtedness and other obligations, including trade payables, of our future subsidiaries, if any. We do not presently intend to operate through subsidiaries and the ability of such subsidiaries to incur any indebtedness is restricted by the indenture.


CHANGE OF CONTROL


     Upon the occurrence of a change of control of SpinCycle, each holder shall have the right to require that we repurchase each holder's notes at a purchase price in cash equal to 101% of the accreted value of their SpinCycle notes plus accrued and unpaid interest, if any, to the date of purchase which is subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.


CERTAIN COVENANTS


     The indenture contains covenants that restrict our ability to, among other things:



     - incur additional indebtedness and issue preferred stock;



     - incur liens;



     - enter into sale/leaseback transactions;



     - make dividend or other distributions to stockholders or subsidiaries;



     - make distributions;



     - enter into transactions with affiliates;



     - sell shares of the capital stock of a restricted subsidiary; and



     - consolidate with or merge with or into any person.


EVENTS OF DEFAULT


     The indenture provides for customary events of default including:



     - default for 30 days or more in the payment when due of interest on the notes;



     - default in payment of principal of any note when due, upon optional redemption, upon required repurchase, upon acceleration or otherwise;



     - our failure to comply with the covenants in the indenture;



     - default under our other indebtedness or other indebteness of our restricted subsidiaries, subject to certain grace periods and minimum thresholds;



     - our failure to comply for 60 days after notice with our other agreements contained in the indenture;



     - our indebtedness or the indebtedness of any significant subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders of that debt because of a default and the total amount of the indebtedness unpaid or accelerated exceeds $10.0 million and the non-payment continues or the acceleration is not rescinded within ten days after notice thereof;



     - our bankruptcy, insolvency or reorganization;



     - any judgment or decree not covered by insurance or an indemnity by a person other than us or a restricted subsidiary, which indemnitor is solvent, for the payment of money in excess of $10.0 million is entered against us or any significant subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 30 days after notice.

AMENDMENTS AND WAIVERS


     The indenture may be amended with the consent of the holders of a majority in principal amount at maturity of the notes then outstanding and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount at maturity of the notes then outstanding.


DEFEASANCE


     We may at any time terminate substantially all of our obligations under the notes and the indenture including our obligations to abide by the covenants in the indenture. In order to exercise either defeasance option, we must irrevocably deposit in trust with the Trustee money or U.S. government obligations for the payment of principal of and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions.


REGISTRATION RIGHTS


     Pursuant to a registration rights agreement dated April 29, 1998 between us and CS First Boston, we agreed to (a) file with the SEC, within 60 days after April 29, 1998, an exchange offer registration statement with respect to an offer to exchange the originally issued notes for new notes with terms substantially identical to the originally issued senior discount notes except that the new notes generally do not contain terms with respect to restrictions on the resale or transfer thereof and (b) use all best efforts to cause such exchange offer registration statement to become effective under the Securities Act by October 27, 1998. The exchange offer registration statement was timely filed but was not declared effective until November 23, 1998. Because the exchange offer registration statement was not effective on October 27, 1998, we paid additional interest to the holders in the aggregate amount of $34,692 as of May 1, 1999. Upon the effectiveness of the exchange offer registration statement, we offered the new notes in exchange for surrender of the originally issued senior discount notes. The exchange offer was completed on December 23, 1998.

                        FEDERAL INCOME TAX CONSEQUENCES


     The following is a general discussion of material U.S. federal income tax considerations applicable to holders and prospective purchasers of the warrants or the shares of common stock issuable upon exercise of the warrants. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, including temporary and proposed regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not purport to deal with all aspects of federal taxation that may be relevant to particular investors in light of their personal investment circumstances, nor does it discuss federal income tax considerations applicable to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and financial institutions). In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor. The discussion assumes that investors will hold the warrants and shares of common stock issuable upon exercise of the warrants as capital assets within the meaning of Section 1221 of the Code. A prospective purchaser is strongly urged to consult his, her or its tax advisor regarding the particular tax consequences to the prospective purchaser of purchasing, holding and disposing of the warrants and the shares.



     A "U.S. Holder" means a beneficial owner of the warrants or shares of common stock issuable upon exercise of the warrants who or that is:



     - a citizen or resident of the United States;



     - a corporation or other entity created or organized in or under the laws of the United States or a political subdivision of the United States;



     - an estate the income of which is subject to U.S. federal income taxation regardless of its source;



     - a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or



     - otherwise subject to U.S. federal income taxation on a net income basis in respect of the warrants.



     A "Non-U.S. Holder" means a holder that is not a U.S. Holder.


ISSUE PRICE


     On the date the senior discount notes and warrants were issued, the issue price was allocated between the notes and the warrants based on their relative fair market values. With respect to the $689.71 issue price per unit, we allocated $38.79 to each warrant as the issue price of each warrant. This allocation reflects our judgement as to the relative value of the notes and warrants at the time of issuance. This allocation of purchase price is binding on a U.S. Holder unless the U.S. Holder explicitly discloses a different allocation on an attachment to its tax return for the taxable year that includes the acquisition date of the unit comprised of a senior discount note and a warrant. The allocation is not, however, binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service would not challenge this allocation or that such a challenge, if made, would not be upheld in court.


TAX TREATMENT OF WARRANTS


     Characterization of the Warrants. Although the form of the warrants may be respected for federal income tax purposes, it is possible that the warrants would be treated for federal income tax purposes as shares of our common stock which such warrants entitle the holder to purchase due to, among other things, their minimal exercise price and lack of any meaningful contingency. Although it is thus unclear whether the warrants will be treated as warrants or stock for federal income tax purposes, the following discussion assumes that the warrants would be properly characterized as warrants and describes, as appropriate, any differing federal income tax treatment that would result if the warrants are treated as stock.



     Initial Tax Basis. A U.S. Holder's tax basis in a warrant is equal to the portion of the issue price of the unit allocable to such warrant, $38.79.

     Sale or Redemption. The sale, exchange or redemption of a warrant will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference between the amount realized and his or her adjusted basis therein. A sale, exchange or redemption of a warrant will result in capital gain or loss. This capital gain or loss will be classified as long-term capital gain or loss if the warrants being sold or exchanged have been held for more than 12 months at the time of the sale or exchange.



     Adjustments. Under Section 305 of the Code, some actual or constructive distributions of stock may be taxable to our stockholders. Adjustments in the exercise price of the warrants, or the number of shares purchasable upon exercise of the warrants, in each case made under the antidilution provisions of the warrants, may result in a constructive distribution if and to the extent that there is an increase in the proportionate interest of a U.S. Holder of a warrant in the fully diluted warrant shares or all common shares, whether or not the warrant is exercised. This distribution may be taxable as a dividend under the Code to U.S. Holders of the warrants.



     Exercise. No gain or loss will be recognized to a U.S. Holder of warrants on his, her or its purchase of the shares for cash upon exercise of the warrants, other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of common stock upon exercise. The adjusted initial basis of the shares so acquired would be equal to the adjusted basis of the exercised warrants plus the exercise price (less any cash received in lieu of a fractional share). A U.S. Holder who exercises warrants in connection with a cashless exercise will not recognize gain or loss upon that exercise, and a U.S. Holder's basis in the shares received in the cashless exercise will equal the holder's basis in the warrants surrendered. For tax purposes, the holding period of the shares acquired upon the exercise of the warrants will not include the holding period of the warrants.



     Constructive Exercise. Because, among other things, the exercise price of each warrant may be regarded as a nominal amount and we may waive payment of the exercise price, a warrant may be considered to be constructively exercised for federal income tax purposes on the day on which the warrant first becomes exercisable. In that event,



          - no gain or loss would be recognized to a U.S. Holder upon either the deemed exercise or actual exercise of the warrant;



          - the adjusted tax basis of the shares deemed to be received would equal the adjusted tax basis of the warrant until the warrant was actually exercised, at which time the adjusted tax basis of the warrant shares would be increased by the exercise price paid; and



          - the holding period of the warrant shares would begin on April 30, 1999;



then the federal income tax consequences of the ownership and disposition of the warrant would be the same as if the warrant were the shares for which it is exercisable.



     Lapse. If the warrants are not exercised and are allowed to expire, the warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to the U.S. Holder's tax basis in the warrants. Any loss to the U.S. Holder will be a capital loss, and the classification of the loss as long-term, mid-term or short-term will depend upon the date the warrants were acquired and the length of time the warrants were held.



     Treatment of SpinCycle. We will not recognize any gain or loss upon the termination, exercise or expiration of any warrants.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     Under federal income tax law, a U.S. Holder of warrants or shares issued upon exercise of the warrants may, under certain circumstances, be subject to "backup withholding" unless the U.S. Holder is a corporation, or is otherwise exempt and, when required, demonstrates this fact or provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The withholding rate is 31% of "reportable payments," which include dividends or proceeds from a sale or redemption.

FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS



     The following discussion summarizes United States federal income tax consequences generally applicable to a Non-U.S. Holder who owns and disposes of the warrants. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder and does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction or out of United States federal estate and gift tax laws. Non-U.S. Holders are advised to consult their tax advisors regarding the United States federal, state, local and foreign tax consequences of their participation in this offering.



     Dividends. Generally, any dividends we pay on shares paid to a Non-U.S. Holder will be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally and, with respect to corporate holders under certain circumstances, the branch profits tax. Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country for purposes of determining the applicability of a treaty rate unless we had definite knowledge that this presumption is not warranted or an applicable treaty rate requires some other method for determining a Non-U.S. Holder's residence. Under Treasury Regulations effective for dividends paid after December 31, 1999, this presumption would no longer apply and Non-U.S. Holders would be required to satisfy certain certification requirements in order to obtain a reduced rate of withholding under a tax treaty.



     Gain on Disposition. A Non-U.S. Holder generally will not be subject to United States federal income tax, subject to the discussion under "-- Information Reporting and Backup Withholding" below, on gain realized on a sale or other disposition, including a redemption of warrants or the shares issued upon exercise of the warrants unless the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or if the holder is a nonresident alien individual and holds the warrants or shares as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the sale or disposition.



     Information Reporting and Backup Withholding. In the case of payments of interest to Non-U.S. Holders, Treasury Regulations provide that the 31% backup withholding and other reporting will not apply to these payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established, provided that neither SpinCycle nor its paying agent has actual knowledge that the holder is a United States person or the conditions of any other exemption are not in fact satisfied. Under Treasury Regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a foreign person upon the disposition of the warrants or shares by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding will also apply to a payment of the proceeds of a disposition of the warrants or shares by or through a foreign office of a United States broker, a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or a foreign broker that is a "controlled foreign corporation," unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither information reporting nor backup withholding will generally apply to a payment of the proceeds of a disposition of the warrants or shares by or through a foreign office of a foreign broker not subject to the preceding sentence.



     We must report annually to the Internal Revenue Service the total amount of federal income taxes withheld from dividends, including constructive dividends, distributed to Non-U.S. Holders. In addition, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable treaty.

     The 31% backup withholding tax will not generally apply to dividends distributed to Non-U.S. Holders outside the United States that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates this withholding. In that regard, under current Treasury Regulations, dividends payable at an address located outside of the United States to a Non-U.S. Holder are not subject to the backup withholding rules. These backup withholding and information reporting requirements may apply to the gross proceeds paid by or through a broker to a foreign holder upon the disposition of warrants or shares under the rules described above.


REFUNDS


     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.


OTHER TAX CONSIDERATIONS


     There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular holder or prospective purchaser of Warrants or Warrant Shares. ACCORDINGLY, EACH HOLDER OR PROSPECTIVE PURCHASER OF WARRANTS OR SHARES ISSUED UPON EXERCISE OF THE WARRANTS SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE HOLDER OR PROSPECTIVE PURCHASER OF PURCHASING, HOLDING AND DISPOSING OF WARRANTS OR SHARES.


                              SELLING STOCKHOLDERS


     We issued and sold Warrants to CS First Boston in a transaction exempt from the registration requirements of the Securities Act of 1933. CS First Boston placed the warrants with qualified institutional buyers. Persons, which, in the future, may include CS First Boston, may from time to time offer and sell the warrants and the shares issued upon exercise of the warrants under this prospectus. Thus, CS First Boston may, in certain circumstances, be deemed to be an "underwriter" as defined in Section 2(11) of the Securities Act of 1933. In these circumstances, CS First Boston is obligated to and will deliver a copy of this prospectus in connection with any resale. Persons who may sell their SpinCycle securities pursuant to this prospectus includes the holders listed below and their transferees, pledgees, donees or successors.



     The following table sets forth information with respect to:



     - persons who owned the warrants as of June 25, 1999;



     - the number of warrants beneficially owned by each of them; and



     - the number of shares of our common stock that each may purchase upon exercise of each holder's warrants.



We are obligated by the warrant agreement to keep the registration statement of which this prospectus is a part up-to-date. Each holder may offer and sell all of the securities pursuant to this registration statement. Inclusion on this list does not imply that any person or entity will actually offer or sell any of the warrants or shares registered on his, her or its behalf.



                                                                 WARRANTS      WARRANT SHARES(1)
                                                                -----------    -----------------
Bank of New York............................................       60,685          11,159.97
Boston Safe Deposit and Trust...............................        1,500             275.82
State Street Bank and Trust Company.........................       43,385           7,978.50
ING Baring Furman Selz, LLC.................................        7,750           1,425.08
Lehman Brothers, Inc. ......................................          750             137.91
Northern Trust Company......................................        4,500             827.55
Bankers Trust Co. ..........................................          870             159.99
Brown Brothers Harriman & Co. ..............................        1,000             183.88

                                                                 WARRANTS      WARRANT SHARES(1)
                                                                -----------    -----------------
Chase Manhattan Bank........................................        9,850           1,811.42
Goldman, Sachs & Co. .......................................          100              18.39
CS First Boston.............................................          400              73.56
Deutsche Bank Securities Inc. ..............................        1,700             312.63
Firstar Bank................................................          750             137.93
Investors Bank & Trust/M.F. Custody.........................       11,750           2,160.61
                                                                  -------          ---------
          Total.............................................      144,990          26,661.00
                                                                  =======          =========


---------------

(1) At our option, fractional shares of common stock may not be issued upon exercise of the warrants. If any fraction of a share of common stock would, except for the previous provision, be issuable upon the exercise of any warrants, we have agreed to pay an amount in cash equal to the current market value per share of common stock, as determined on the day immediately preceding the date the warrant is presented for exercise, multiplied by the fraction, computed to the nearest whole cent.



     Except as shown above, none of the selling holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling holders may, pursuant to this prospectus, offer all or some portion of the warrants and/or the shares for which the warrants are exercisable, no estimate can be given as to the amount of the warrants and/or warrant shares that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified above may have sold, transferred or otherwise disposed of all or a portion of their warrants since the date as of which we were able to obtain information regarding their holdings, in transactions exempt from the registration requirements of the Securities Act of 1933, including transactions pursuant to Rule 144 under the Securities Act of 1933.


                              PLAN OF DISTRIBUTION


     The warrants and the shares for which the warrants are exercisable may be sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer the warrants or the shares to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they may act as agents. The selling holders and any underwriters, broker/dealers or agents that participate in the distribution of warrants or the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any profit on the sale of the securities and any discounts, commissions, concessions or other compensation received by any the underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.



     The warrants and the shares for which the warrants are exercisable may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the warrants and the shares may be effected in transactions, which may involve crosses or block transactions:



     - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;



     - in the over-the-counter market;



     - in transactions otherwise than on such exchanges or in the over-the-counter market; or



     - through the writing of options.



At the time a particular offering of the warrants or the shares is made, a supplement to this prospectus, if required, will be distributed which will include the aggregate amount of warrants or shares being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers. Each broker/dealer that receives the warrants or shares for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of the warrants or shares.



     The warrants and shares for which they are exercisable will be offered or sold only through registered or licensed brokers or dealers in the jurisdictions which require it. In addition, in some jurisdictions the warrants and the shares for which they are exercisable may not be offered or sold unless they have been registered or qualified for sale in the jurisdictions or any exemption from registration or qualification is available and is complied with.



     The selling holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the warrants or shares for which they are exercisable by the selling holders. This may affect the marketability of the warrants or the shares.



     Pursuant to the warrant agreement, substantially all of the expenses of the registration of the warrants and shares for which they are exercisable will be paid by us. However, the selling holders will pay all underwriting discounts, selling commissions and transfer taxes, if any, applicable to any sales pursuant to the registration statement. We have agreed to indemnify the selling holders against certain civil liabilities, including certain liabilities under the Securities Act of 1933, and the selling holders will be entitled to contribution in connection with any such registration and any sales pursuant thereto. We will be indemnified by the selling holders severally against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection with any registration and sales pursuant to the registration statement of which this prospectus is a part.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS


     The distribution of the warrants and shares for which they are exercisable in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of warrants and shares are effected. Accordingly, any resale of the warrants and shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Holders are advised to seek legal advice prior to any resale of the warrants and shares.


REPRESENTATIONS OF PURCHASERS


     Each purchaser of warrants and shares for which they are exercisable in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that such purchaser is entitled under applicable provincial securities laws to purchase the warrants and shares without the benefit of a prospectus qualified under the securities laws, where required by law, that the purchaser is purchasing as principal and not as agent and that the purchaser has reviewed the text above under "Resale Restrictions."


RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws. Following a decision of the U.S. Supreme Court, it is possible that Ontario purchasers will not be able to rely upon the remedies set out in Section 12(2) of the United States Securities Act of 1933 where securities are offered under a U.S. prospectus such as this document.


ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS


     A purchaser of warrants and shares for which they are exercisable to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any warrants and warrant shares acquired by the purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of warrants and shares acquired on the same date and under the same prospectus exemption.


TAXATION AND ELIGIBILITY FOR INVESTMENT


     Canadian purchasers of warrants and shares for which they are exercisable should consult their own legal and tax advisors with respect to the tax consequences of an investment in the warrants and shares in their particular circumstances and with respect to the eligibility of the warrants and shares for investment by the purchaser under relevant Canadian legislation.


                                 LEGAL MATTERS


     Legal matters in connection with the registration of the warrants and the shares for which they are exercisable were passed upon for the SpinCycle by Pedersen & Houpt, P.C., Chicago, Illinois. Peer Pedersen and John H. Muehlstein, members of our board of directors, are also partners of Pedersen & Houpt, P.C.


                                    EXPERTS


     The financial statements for SpinCycle, Inc. as of December 27, 1998 and as of December 28, 1997 and for each of the three years in the period ended December 27, 1998 included in this Registration Statement on Form S-1 have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION


     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, with respect to the warrants and shares for which they are exercisable to which this prospectus relates. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to SpinCycle, the warrants and the shares to which this prospectus relates, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by reference to these exhibits. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from this office after payment of fees prescribed by the SEC. The SEC also maintains a Web site that contains reports, proxy statements and other information regarding registrants, including SpinCycle, that file such information electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                SPINCYCLE, INC.


                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-2
Balance Sheets as of December 27, 1998 and December 28,
  1997......................................................   F-3
Statements of Operations for the Years Ended December 27,
  1998, December 28, 1997 and December 31, 1996.............   F-4
Statements of Mandatorily Redeemable Preferred Stock and
  Shareholders' Equity (Deficit) for the Years Ended
  December 27, 1998, December 28, 1997 and December 31,
  1996......................................................   F-5
Statements of Cash Flows for the Years Ended December 27,
  1998, December 28, 1997 and December 31, 1996.............   F-6
Notes to Financial Statements...............................   F-7

UNAUDITED FINANCIAL STATEMENTS
Balance Sheets as of March 21, 1999 and December 27, 1998...  F-19
Statements of Operations for the Quarters Ended March 21,
  1999 and March 22, 1998...................................  F-20
Statements of Cash Flows for the Quarters Ended March 21,
  1999 and March 22, 1998...................................  F-21
Notes to Unaudited Financial Statements.....................  F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SpinCycle, Inc.


     In our opinion, the accompanying balance sheets and the related statements of operations of mandatorily redeemable preferred stock and shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of SpinCycle, Inc. at December 27, 1998 and December 28, 1997, and the results of its operations and its cash flows for the years ended December 27, 1998, December 28, 1997 and December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                          /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Phoenix, Arizona

February 12, 1999

                                SPINCYCLE, INC.


                                 BALANCE SHEETS



                                                              DECEMBER 27,    DECEMBER 28,
                                                                  1998            1997
                                                              ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  4,239,099    $ 8,249,161
  Landlord allowances.......................................       781,628      1,081,396
  Prepaid expenses..........................................       582,006        483,828
  Inventory.................................................       112,964         71,517
  Land held for sale-leaseback..............................     2,194,533      4,120,039
  Other current assets......................................       687,483        952,881
                                                              ------------    -----------
    Total current assets....................................     8,597,713     14,958,822
Property and equipment, net.................................   100,657,304     53,969,382
Goodwill, net...............................................    13,610,471      6,150,839
Other assets................................................     5,390,972        417,123
                                                              ------------    -----------
         Total assets.......................................  $128,256,460    $75,496,166
                                                              ============    ===========
LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  4,986,996    $ 5,950,086
  Construction payables.....................................       389,393        951,242
  Accrued utilities.........................................     1,003,766        616,779
  Accrued expenses..........................................     2,626,384      1,453,455
  Current portion of deferred rent..........................       311,557             --
  Current portion of long-term debt.........................       210,275        578,360
                                                              ------------    -----------
    Total current liabilities...............................     9,528,371      9,549,922
Long-term debt..............................................   103,221,752     35,347,428
Deferred rent...............................................     2,650,724      1,225,728
Other liabilities...........................................       192,308        207,386
                                                              ------------    -----------
         Total liabilities..................................   115,593,155     46,330,464
                                                              ------------    -----------
Commitments and Contingencies...............................            --             --
Series A, Series B and Series C mandatorily redeemable
  preferred stock, $.01 par value, 370,000 shares
  authorized, 262,213 shares issued and outstanding at
  December 28, 1997.........................................            --     48,792,805
                                                              ------------    -----------
Shareholders' equity (deficit):
  Series A, Series B and Series C convertible preferred
    stock, $.01 par value, 370,000 shares authorized,
    275,402 shares issued and outstanding at December 27,
    1998....................................................    50,845,810             --
  Common stock, $.01 par value, 630,000 shares authorized,
    27,763 and 38,487 shares issued and outstanding,
    respectively............................................           278            385
  Common stock warrants.....................................     5,625,000             --
  Additional paid-in capital -- common stock................     1,430,259          9,273
  Accumulated deficit.......................................   (45,238,042)   (19,636,761)
                                                              ------------    -----------
  Total shareholders' equity (deficit)......................    12,663,305    (19,627,103)
                                                              ------------    -----------
  Total liabilities, mandatorily redeemable preferred stock
    and shareholders' equity (deficit)......................  $128,256,460    $75,496,166
                                                              ============    ===========


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.


                            STATEMENTS OF OPERATIONS



                                                                    YEARS ENDED
                                            -----------------------------------------------------------
                                            DECEMBER 27, 1998    DECEMBER 28, 1997    DECEMBER 31, 1996
                                            -----------------    -----------------    -----------------
Revenues..................................    $ 30,936,080         $  8,652,888          $ 1,014,516
Cost of revenues -- store operating
  expenses, excluding depreciation and
  amortization............................      24,508,404            7,982,566            1,193,020
                                              ------------         ------------          -----------
  Gross operating profit (loss)...........       6,427,676              670,322             (178,504)
Preopening costs..........................         691,890              456,920              472,811
Depreciation and amortization.............       9,561,742            2,340,647              568,280
Selling, general and administrative
  expenses................................      11,420,877           10,729,663            2,653,698
Loss on disposal of property and
  equipment...............................          22,913              479,500                   --
                                              ------------         ------------          -----------
  Operating loss..........................     (15,269,746)         (13,336,408)          (3,873,293)
Interest income...........................       1,299,615              432,812               28,741
Interest expense, net of amount
  capitalized.............................     (10,351,341)            (891,913)             (49,371)
                                              ------------         ------------          -----------
  Net loss before extraordinary loss......    $(24,321,472)        $(13,795,509)         $(3,893,923)
Extraordinary loss from early
  extinguishment of debt..................        (333,596)                  --                   --
                                              ------------         ------------          -----------
  Net loss................................    $(24,655,068)        $(13,795,509)         $(3,893,923)
Repricing of Series C preferred stock.....      (1,459,000)                  --                   --
Accretion of redeemable preferred stock...        (755,667)          (1,941,878)                  --
                                              ------------         ------------          -----------
  Net loss applicable to holders of common
     stock................................    $(26,869,735)        $(15,737,387)         $(3,893,923)
                                              ============         ============          ===========
Net loss per common share (both basic and
  diluted):
  Net loss applicable to holders of common
     stock before extraordinary loss......    $    (925.96)        $    (412.76)         $   (117.42)
  Extraordinary loss from early
     extinguishment of debt...............          (11.64)                  --                   --
                                              ------------         ------------          -----------
  Net loss applicable to holders of common
     stock................................    $    (937.60)        $    (412.76)         $   (117.42)
                                              ============         ============          ===========
Weighted average number of common shares
  outstanding.............................          28,658               38,127               33,162
                                              ============         ============          ===========


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.


            STATEMENTS OF MANDATORILY REDEEMABLE PREFERRED STOCK AND

                         SHAREHOLDERS' EQUITY (DEFICIT)

                                                               MANDATORILY
                                      COMMON STOCK             REDEEMABLE               CONVERTIBLE
                                        WARRANTS             PREFERRED STOCK          PREFERRED STOCK          STOCK
                                   -------------------   -----------------------   ---------------------   SUBSCRIPTIONS
                                   SHARES     AMOUNT      SHARES       AMOUNT      SHARES      AMOUNT       RECEIVABLE
                                   ------   ----------   --------   ------------   -------   -----------   -------------
Balance at December 31, 1995.....     --    $       --         --   $         --       --    $        --   $         --
 Issuance of Series A Redeemable
   Preferred Stock...............                          53,960      6,745,000                             (6,745,000)
 Issuance of Series A Redeemable
   Preferred Stock for
   services......................                             518         64,700
 Issuance of Common Stock for
   services......................
 Payment of stock
   subscriptions.................                                                                             6,745,000
 Net loss........................
                                   ------   ----------   --------   ------------   -------   -----------   ------------
Balance at December 31, 1996.....     --            --     54,478      6,809,700       --             --             --
 Issuance of Series A Redeemable
   Preferred Stock, net..........                          21,350      2,598,750                             (2,668,750)
 Issuance of Series A Redeemable
   Preferred Stock for
   services......................                           1,146        143,300
 Issuance of Series B Redeemable
   Preferred Stock, net..........                         125,498     24,382,912                            (24,999,912)
 Issuance of Common Stock for
   services......................
 Accretion of Series A and Series
   B Redeemable Preferred
   Stock.........................                                      1,941,878
 Issuance of Series C Redeemable
   Preferred Stock, net..........                          59,741     12,916,265                            (13,272,265)
 Payments of stock
   subscriptions.................                                                                            40,940,927
 Net loss........................
                                   ------   ----------   --------   ------------   -------   -----------   ------------
Balance at December 28, 1997.....     --            --    262,213     48,792,805       --             --             --
 Repurchase of common stock......
 Issuance of Series C Redeemable
   Preferred Stock, net..........                          13,189      2,904,500
 Accretion of Series A and Series
   B Redeemable Preferred
   Stock.........................                                        755,667
 Issuance of Common Stock
   Warrants......................  26,661    5,625,000
 Issuance of 7,295 shares of
   common stock (Series C
   repricing @ $200 per share)...                                     (1,459,000)
 Series C Redeemable Preferred
   Stock Issuance Costs Paid.....                                        (93,448)
 Cancellation of put rights on
   Mandatorily Redeemable
   Preferred Stock...............                        (275,402)   (50,900,524)  275,402    50,900,524
 Series C Convertible Preferred
   Stock Issuance Costs Paid.....                                                                (54,714)
 Common Stock Issuance Costs
   Paid..........................
 Net loss........................
                                   ------   ----------   --------   ------------   -------   -----------   ------------
Balance at December 27, 1998.....  26,661   $5,625,000         --   $         --   275,402   $50,845,810   $         --
                                   ======   ==========   ========   ============   =======   ===========   ============


                                     COMMON STOCK     ADDITIONAL                      TOTAL
                                   ----------------    PAID-IN     ACCUMULATED    SHAREHOLDERS'
                                   SHARES    AMOUNT    CAPITAL       DEFICIT         EQUITY
                                   -------   ------   ----------   ------------   -------------
Balance at December 31, 1995.....       4    $   1    $      --    $    (5,451)   $     (5,450)
 Issuance of Series A Redeemable
   Preferred Stock...............                                                           --
 Issuance of Series A Redeemable
   Preferred Stock for
   services......................                                                       64,700
 Issuance of Common Stock for
   services......................  34,276      342        8,227                          8,569
 Payment of stock
   subscriptions.................                                                    6,745,000
 Net loss........................                                   (3,893,923)     (3,893,923)
                                   -------   -----    ----------   ------------   ------------
Balance at December 31, 1996.....  34,280      343        8,227     (3,899,374)      2,918,896
 Issuance of Series A Redeemable
   Preferred Stock, net..........                                                      (70,000)
 Issuance of Series A Redeemable
   Preferred Stock for
   services......................                                                      143,300
 Issuance of Series B Redeemable
   Preferred Stock, net..........                                                     (617,000)
 Issuance of Common Stock for
   services......................   4,207       42        1,046                          1,088
 Accretion of Series A and Series
   B Redeemable Preferred
   Stock.........................                                   (1,941,878)             --
 Issuance of Series C Redeemable
   Preferred Stock, net..........                                                     (356,000)
 Payments of stock
   subscriptions.................                                                   40,940,927
 Net loss........................                                  (13,795,509)    (13,795,509)
                                   -------   -----    ----------   ------------   ------------
Balance at December 28, 1997.....  38,487      385        9,273    (19,636,761)     29,165,702
 Repurchase of common stock......  (18,019)   (180)      (9,273)      (190,546)       (199,999)
 Issuance of Series C Redeemable
   Preferred Stock, net..........                                                    2,904,500
 Accretion of Series A and Series
   B Redeemable Preferred
   Stock.........................                                     (755,667)             --
 Issuance of Common Stock
   Warrants......................                                                    5,625,000
 Issuance of 7,295 shares of
   common stock (Series C
   repricing @ $200 per share)...   7,295       73    1,458,927                             --
 Series C Redeemable Preferred
   Stock Issuance Costs Paid.....                                                      (93,448)
 Cancellation of put rights on
   Mandatorily Redeemable
   Preferred Stock...............                                                           --
 Series C Convertible Preferred
   Stock Issuance Costs Paid.....                                                      (54,714)
 Common Stock Issuance Costs
   Paid..........................                       (28,668)                       (28,668)
 Net loss........................                                  (24,655,068)    (24,655,068)
                                   -------   -----    ----------   ------------   ------------
Balance at December 27, 1998.....  27,763    $ 278    $1,430,259   $(45,238,042)  $ 12,663,305
                                   =======   =====    ==========   ============   ============


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.


                            STATEMENTS OF CASH FLOWS



                                                                                   YEARS ENDED
                                                            ---------------------------------------------------------
                                                            DECEMBER 27, 1998   DECEMBER 28, 1997   DECEMBER 31, 1996
                                                            -----------------   -----------------   -----------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Net loss................................................    $(24,655,068)       $(13,795,509)        $(3,893,923)
  Adjustments to reconcile net loss to net cash provided
    by (used in) operating activities:
  Depreciation and amortization...........................       9,561,742           2,340,647             568,280
  Loss on disposal of property and equipment..............              --             479,500                  --
  Extraordinary loss from early extinguishment of debt....         333,596                  --                  --
  Issuance of stock for services..........................              --             144,388              73,269
  Amortization of debt issuance costs.....................         728,719                  --                  --
  Amortization of discount on long-term debt..............       8,584,476                  --                  --
  Changes in assets and liabilities:
    Landlord allowances...................................         299,768            (911,396)           (170,000)
    Prepaid expenses......................................         (98,180)           (282,393)           (181,435)
    Inventory.............................................         (41,447)            (22,308)            (49,209)
    Other current assets..................................         265,398            (912,819)            (35,839)
    Other assets..........................................        (412,660)           (269,200)            (75,490)
    Accounts payable......................................        (963,090)          1,129,879           4,816,370
    Construction payables.................................        (561,849)            188,395             762,847
    Accrued utilities.....................................         386,987             607,938               8,841
    Accrued expenses......................................         957,851           1,238,395             422,446
    Deferred rent.........................................       1,736,553           1,091,462             134,266
                                                              ------------        ------------         -----------
    Net cash provided by (used in) operating activities...      (3,877,204)         (8,973,021)          2,380,423
                                                              ------------        ------------         -----------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Purchase of fixed assets................................     (38,624,850)        (10,470,529)         (8,504,045)
  Proceeds from sale of fixed assets......................          94,253                  --                  --
  Net proceeds from sale -- leaseback transactions........       6,827,018                  --                  --
  Acquisition of businesses, net of cash acquired.........     (26,880,283)        (12,063,521)                 --
  Capitalized interest....................................        (351,787)           (327,727)                 --
                                                              ------------        ------------         -----------
    Net cash used in investing activities.................     (58,935,649)        (22,861,777)         (8,504,045)
                                                              ------------        ------------         -----------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Advances from shareholder...............................              --            (150,000)             93,600
  Payment of debt.........................................     (47,689,160)            (23,974)           (294,973)
  Debt issuance costs paid................................      (6,016,805)                 --             (65,000)
  Increase in debt........................................     104,156,083                  --                  --
  Proceeds from issuance of common stock warrants.........       5,625,000                  --                  --
  Proceeds from issuance of stock.........................       2,904,500                  --                  --
  Proceeds from stock subscriptions, net..................              --          39,897,927           6,745,000
  Stock issuance costs paid...............................        (176,827)                 --                  --
                                                              ------------        ------------         -----------
    Net cash provided by financing activities.............      58,802,791          39,723,953           6,478,627
                                                              ------------        ------------         -----------
Net increase (decrease) in cash and cash equivalents......      (4,010,062)          7,889,155             355,005
Cash and cash equivalents, beginning of period............       8,249,161             360,006               5,001
                                                              ------------        ------------         -----------
Cash and cash equivalents, end of period..................    $  4,239,099        $  8,249,161         $   360,006
                                                              ============        ============         ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
  Stock subscriptions for issuance of redeemable preferred
    stock.................................................    $         --        $ 40,940,927         $ 6,745,000
  Equipment financed with long-term debt..................    $  2,454,840        $ 31,357,918         $ 4,886,817
  Repurchase of common stock..............................    $    199,999        $         --         $        --
  Accretion of mandatorily redeemable preferred stock.....    $    755,667        $  1,941,878         $        --
  Issuance of common stock (Series C repricing)...........    $  1,459,000        $         --         $        --
CASH FLOW DURING THE YEAR FOR THE FOLLOWING:
  Interest paid...........................................    $  1,370,023        $  1,173,236         $    49,371


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.


                         NOTES TO FINANCIAL STATEMENTS


1.  ORGANIZATION


     SpinCycle, Inc. ("SpinCycle" or the "Company") is a specialty retailing company engaged in the coin laundry business. The Company currently operates 163 stores in 25 markets throughout the United States. The Company was incorporated under the laws of the state of Minnesota on October 10, 1995 and subsequently reincorporated under the laws of the State of Delaware. The Company was in the developmental stage from October 10, 1995 (inception) to June 30, 1996.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation


     The financial statements include all accounts of SpinCycle. On October 1, 1997, the Company dissolved its wholly-owned subsidiary, Pinnacle Financial, Inc., a commercial equipment leasing company. This dissolution had no effect on the Company's financial statements.


  Fiscal year change


     As of December 1, 1997, the Company changed its fiscal year previously ended December 31 to a thirteen period fiscal year, comprised of thirteen four week periods ending on the last Sunday in December. This change in fiscal year-end had an immaterial effect on the Company's 1997 results of operations and financial condition.


  Cash and cash equivalents


     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash equivalents approximates fair value. At December 27, 1998, $223,441 of time deposits were pledged as collateral on outstanding letters of credit related to agreements in place with suppliers and as collateral for the Company's corporate office lease agreement.


  Concentration of risk

     The Company places its cash with high credit quality institutions. At times, cash balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses on its cash balances.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Landlord allowances and deferred rent

     Landlord allowances represent incentives received by the Company on certain of its store leases. Deferred rent represents the related unearned incentive recorded at lease inception and is amortized as a reduction to rent expense over the term of the related leases.

  Inventory

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

                                SPINCYCLE, INC.

  Property and equipment


     Property and equipment are stated at cost. Capitalized amounts include expenditures which materially extend the useful lives of existing facilities and equipment. Expenditures for repairs and maintenance which do not materially extend the useful lives of the related assets are charged to expense as incurred. During construction, the Company capitalizes interest monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. Interest capitalized during the years 1998, 1997, and 1996 was $351,787, $327,727, and $0, respectively.


  Depreciation and amortization

     Depreciation is provided principally on the straight-line method over the following useful lives:


                                                                                     YEARS
                                                                                     -----
Laundry equipment..............................                                    7 to 15
Leasehold improvements.........................    Shorter of economic life or lease term.
Computer and office equipment..................                                          5
Store equipment (other than laundry
  equipment)...................................                                          5


  Goodwill


     Goodwill represents the excess of cost over the net tangible and identifiable intangible assets of acquired businesses. Goodwill is stated at cost and is amortized on a straight-line basis over fifteen years. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company evaluates the recoverability of goodwill and its other long-lived assets whenever a significant change in the business environment indicates that expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. Accumulated amortization of goodwill amounted to $642,576 at December 27, 1998 and $30,000 at December 28, 1997.


  Revenue recognition

     The Company recognizes revenue upon performance of services.

  Stock compensation


     The Company measures compensation cost related to employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The fair value based method of accounting is used for equity instruments issued to non employees for goods or services.


  Income taxes

     The Company accounts for income taxes under the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.


     As a result of the current uncertainty as to the future realizability of the tax benefits associated with approximately $29.4 million of net operating losses incurred to date, no income tax benefit has been recorded in the financial statements.

                                SPINCYCLE, INC.

  Advertising costs


     The Company expenses advertising costs as incurred. The Company incurred $1,026,193, $1,574,839 and $364,831 in advertising costs for the years ended December 27, 1998, December 28, 1997 and December 31, 1996, respectively.


  Preopening costs


     The Company expenses preopening costs as incurred. The Company incurred $691,890, $456,920 and $472,811 in preopening costs during the years ended December 27, 1998, December 28, 1997 and December 31, 1996, respectively.



  Earnings per Share



     Net loss per common share is computed using the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires the presentation of basic earnings per share ("EPS") and diluted EPS. Basic earnings per share is computed by dividing the net loss applicable to holders of common stock by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period adjusted for dilutive stock options and warrants and dilutive common shares assumed to be issued on conversion of preferred stock to common stock. Diluted earnings per share has not been presented as the computation is anti-dilutive due to the Company's net loss in each period. The number of common shares outstanding increased by 7,295 shares in April 1998 as a result of a re-pricing of the series C preferred stock offering (See Note 9).



  Reclassifications



     For comparative purposes, certain prior year amounts in the Balance Sheet have been reclassified to conform to the current year presentation.


  Liquidity


     During fiscal 1998, the Company experienced a net loss of $24,655,068 and at December 27, 1998 had an accumulated deficit of $45,238,042. The Company's history of losses has been largely due to the large general and administrative infrastructure it put in place to handle the rapid growth it has experienced. Due to the addition of 93 stores in 1998, and recent implementation of new revenue generating and cost reduction programs, management believes that the Company will experience positive cash flow from operations during fiscal year 1999. The Company's management believes that the availability of funds from the Heller credit facility (see Note 7), operating revenues from its 163 units opened as of fiscal year end 1998, and the measures it has initiated to increase revenues and control operating and development costs will enable the Company to maintain operations for the foreseeable future.



3.  SALE-LEASEBACK TRANSACTION



     On December 31, 1997, the Company entered into a sale-leaseback transaction with newly formed SpinDevCo, L.L.C. (SpinDevCo), a subsidiary of McMahon-Oliphant, Inc. SpinDevCo, McMahon-Oliphant, Inc. and their affiliates have no relationship or connection with the Company or any of its affiliates other than the transaction described in this note. Eleven properties consisting of land of $2.4 million and improvements of $4.0 million thereon that were previously acquired by the Company were sold to SpinDevCo for approximately $6.4 million, then leased back under an operating lease with a 20 year term. The Company received approximately $1.5 million in cash and a note in the principal amount of approximately $4.9 million, which was originally due and payable on April 30, 1998. The note was secured by mortgages on the properties.

                                SPINCYCLE, INC.

The transaction also required the Company to contribute in cash approximately $2,450,000 to be applied towards additional tenant improvements for the properties. SpinDevCo requested, and on May 30, 1998 the Company granted, an extension (the "Extended Note") of the maturity date of the note through September 30, 1998 in return for the payment of $125,000 of accrued interest and additional interest payments through that date. The purpose of this extension was to allow SpinDevCo additional time to obtain the permanent financing with which to repay the Company's note. On October 15, 1998, the Company received approximately $4.9 million in cash from SpinDevCo in repayment of outstanding principal and interest on the Extended Note. Simultaneously, the Company purchased three sites from SpinDevCo for approximately $1.75 million in cash, the same amount for which it had previously sold them to SpinDevCo. The Company is currently operating stores at these three sites.



     The Company may seek to sell these properties. Management believes that after the sale, the properties will be subject to more favorable leases, including lower rental rates, than the leases the Company had with SpinDevCo. The transaction qualifies for sale-leaseback accounting in accordance with Statement of Financial Accounting Standards No. 98, "Accounting for
Leases -- Sales-Leaseback Transactions Involving Real Estate." No gain or loss was recognized on the sale.



4.  PROPERTY AND EQUIPMENT


     Property and equipment consists of the following:


                                                           DECEMBER 27,    DECEMBER 28,
                                                               1998            1997
                                                           ------------    ------------
Leasehold improvements.................................    $ 56,540,640    $20,187,979
Laundry equipment......................................      40,412,479     27,474,138
Construction in progress...............................       2,566,227      4,694,175
Store equipment........................................       5,882,432      1,906,795
Computer and office equipment..........................       7,038,919      2,584,918
                                                           ------------    -----------
                                                            112,440,697     56,848,005
Less: Accumulated depreciation and amortization........     (11,783,393)    (2,878,623)
                                                           ------------    -----------
                                                           $100,657,304    $53,969,382
                                                           ============    ===========



     Effective June 15, 1998, the Company revised its estimate of the useful lives of its laundry equipment. Laundry equipment was previously depreciated over 10 years and those lives have now been changed to periods that range from seven up to 15 years. The useful life changes for laundry equipment were made to better reflect the estimated periods during which these assets will remain in service. The revised lives have been adopted for previously recorded assets and newly acquired assets. The effect of the change was a reduction to depreciation expense and a corresponding decrease to the net loss applicable to holders of common stock for the year ended December 27, 1998 of approximately $538,823, or $18.80 per share.



     Depreciation expense was $8,917,958, $2,310,647 and $568,280 for the years ended December 27, 1998, December 28, 1997 and December 31, 1996, respectively.



5.  ACQUISITIONS



     During the year ended December 27, 1998, the Company acquired 40 existing coin laundry businesses for a total cash outlay of $26,880,283, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $7,710,115 and did not assume any material liabilities of the sellers other than, in certain cases, assuming the leases of the related real property. Goodwill is amortized on a straight-line basis over 15 years.

                                SPINCYCLE, INC.

     During the year ended December 28, 1997, the Company acquired 27 existing coin laundry businesses for a total cash outlay of $12,063,521, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $6,180,839 and did not assume any material liabilities of the sellers other than, in certain cases, assuming the leases of the related real property. Goodwill is amortized on a straight-line basis over 15 years.



     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the acquired coin laundry businesses as if the acquisitions had occurred January 1, 1997.



                                                           YEAR ENDED      YEAR ENDED
                                                          DECEMBER 27,    DECEMBER 28,
                                                              1998            1997
                                                          (UNAUDITED)     (UNAUDITED)
                                                          ------------    ------------
Net sales...............................................  $ 37,897,974    $ 25,524,222
Net loss................................................  $(25,389,546)   $(16,273,242)
Net loss per common share...............................  $    (963.23)   $    (477.75)



     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets, and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1997 or of future results of operations of the entities.



6.  OTHER ASSETS



     In connection with the issuance of the senior discount notes ("Notes"), as discussed in Note 7, the Company paid approximately $4,600,000 of debt issue costs, which are being amortized over the term of the Notes. The unamortized balance of these debt issue costs is included as a component of other assets on the Company's balance sheet at December 27, 1998.



7.  LONG-TERM DEBT



     At December 27, 1998 and December 28, 1997, long-term debt included:



                                                                  1998           1997
                                                              ------------    -----------
12.75% Senior Discount Notes Due 2005 ($144,990,000
  principle amount), net of unamortized discount............  $102,960,529    $        --
Raytheon Commercial Credit Facility; interest at prime Plus
  1.875%, paid in 1998......................................            --     35,925,788
Other notes payable; interest at 11% due in various
  installments through September 2001.......................       471,498             --
                                                              ------------    -----------
                                                               103,432,027     35,925,788
Less current portion........................................      (210,275)      (578,360)
                                                              ------------    -----------
                                                              $103,221,752    $35,347,428
                                                              ============    ===========

                                SPINCYCLE, INC.

     Long-term debt is scheduled to mature during future fiscal years as follows:



1999........................................................  $    210,275
2000........................................................       208,917
2001........................................................        52,306
2002........................................................             0
2003........................................................             0
Thereafter..................................................   144,990,000
                                                              ------------
                                                              $145,461,498
                                                              ============



     On April 29, 1998, the Company completed the offering of $144,990,000 aggregate principal amount at maturity of 12.75% unsecured senior discount notes (the "Notes") and warrants (the "Warrants") to purchase 26,661 shares of the Company's common stock with an exercise price of $0.01 per share for gross proceeds to the Company of $100,001,053 (the "Offering"). The net proceeds from the Offering of approximately $96.8 million, net of underwriting expenses, were used principally to pay certain other expenses of the Offering, repay approximately $46.9 million in existing indebtedness, to provide funds for investment in new stores and for general corporate purposes. The Notes will mature on May 1, 2005. No cash interest will accrue on the Notes prior to May 1, 2001. The Notes will begin to accrue cash interest at a rate of 12.75% per annum commencing May 1, 2001, and cash interest will be payable thereafter on November 1 and May 1 of each year, commencing November 1, 2001. The Notes will be redeemable at the option of the Company, in whole or in part, on or after May 1, 2002, at the following redemption prices if redeemed during the 12-month period commencing on May 1 of the years set forth below:



                                                              REDEMPTION
                           PERIOD                               PRICE
                           ------                             ----------
2002........................................................   106.375%
2003........................................................   103.188%
2004 and thereafter.........................................   100.000%



     In addition, at any time and from time to time prior to May 1, 2001, the Company may redeem in the aggregate up to 35% of the Accreted Value of the Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price of 112.75% of the Accreted Value to the date of redemption; provided, however, that at least $94.2 million of the aggregate principal amount of the Notes at maturity remain outstanding after any such redemption. Upon a Change of Control, each holder of the Notes (a "Holder") will have the right to require the Company to purchase all or any part of such Holder's Notes at a purchase price equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of purchase.



     The Notes are senior, unsecured obligations of the Company ranking pari passu in right of payment of principal and interest with all other existing and future senior unsecured obligations of the Company and will rank senior to all future subordinated debt of the Company. The Notes will be effectively subordinated to all Secured Indebtedness of the Company, if any, to the extent of the value of the assets securing such indebtedness and to all indebtedness and other obligations (including trade payables) of the Company's future subsidiaries, if any. The Warrants will be exercisable at any time on or after the earlier of April 29, 1999 or 60 days after the consummation of an initial public offering of the Company's common stock, and will expire on May 1, 2005.



     Prior to the Offering, the Company had in place a $45.0 million credit facility from Raytheon Commercial Laundry, LLC ("Raytheon"), one of the largest commercial laundry equipment vendors, which had most recently provided the Company with approximately $30.0 million of equipment financing and $15.0 million of acquisition financing. This facility provided 100% financing for commercial laundry equipment purchases (based upon list prices) and store acquisitions. The Company procured a bank credit facility with

                                SPINCYCLE, INC.

LaSalle National Bank ("LaSalle") in March 1998, which provided the Company with $15.0 million for acquisitions and general corporate purposes. On April 29, 1998, the Company repaid all indebtedness outstanding under these two facilities with the net proceeds from the Offering and terminated the related loan agreements (see Note 15.)



     On April 29, 1998, the Company also closed a secured revolving credit facility in the maximum principal amount of $40.0 million with Heller Financial, Inc. (the "Heller Facility"). As of August 1998, the Heller Facility was syndicated such that Heller is obligated to provide up to $25.0 million and FINOVA Capital Corporation ("FINOVA") is obligated to provide up to $15.0 million of the $40.0 million Heller Facility. The Heller Facility will mature on April 28, 2002 and is collateralized by a first priority security interest upon
(i) all of the Company's now owned and hereafter acquired real and personal property and all proceeds thereof and (ii) all general intangibles and other intangible assets (including, without limitation, trademarks and trade names) of the Company, if any, and proceeds thereof. The Company will be entitled to draw amounts under the Heller Facility, subject to availability pursuant to a borrowing base formula based upon income from store operations and net book value of laundry equipment, in order to fund ongoing working capital, capital expenditures and general corporate purposes. As of December 27, 1998, this borrowing base was approximately $18.8 million. The Heller Facility imposed various restrictions on the Company including minimum Mature Store average EBITDA, fixed charge coverage ratios, and the ability to incur additional debt. Effective December 27, 1998, the Company and Heller Financial executed an amendment to the Heller Facility that eliminated the minimum Mature Store average EBITDA and fixed charge coverage financial covenant requirements. In addition, the amendment modified the minimum unused availability to $10.0 million from the original amount of $15.0 million. As of December 27, 1998, the Company had no draws outstanding against this line of credit.



     Obligations under the Heller Facility shall bear interest with reference to either the "Base Rate" or the "LIBOR Rate," as determined by the Company at the time each such obligation is incurred. "Base Rate Loans" shall bear interest at the rate of 0.50% plus the greater of (a) the "Bank Prime Loan" rate published by the Board of Governors of the Federal Reserve System or (b) 0.50% plus the Federal Funds Effective Rate. "LIBOR Rate Loans" shall bear interest at the rate of 2.75% plus the rate determined by dividing (a) the rate at which U.S. dollar deposits for the relevant interest period are being offered based upon information presented on the Reuters Screen LIBOR Page as of 11:00 A.M. (London time) on the day which is two business days prior to the first day of such interest period by (b) 1.0 minus the aggregate (without duplication) of the rates (expressed as a decimal) of reserve requirements on the day which is two business days prior to the beginning of such interest period for Eurocurrency funding required to be maintained by a member bank of the Federal Reserve System, rounded to the nearest 1/16 of 1%.



     In addition to the Offering and the Heller Facility, the Company has entered into other debt agreements. On September 18, 1998, the Company entered into an agreement with PeopleSoft USA, Inc. ("PeopleSoft") for the purchase of a new accounting software system and the related hardware, installation and training fees. The transaction was financed through several installments of a note payable to Newcourt Financial USA, Inc. which will total $568,375. The Company will begin utilizing the software for substantially all of its accounting processes at the beginning of its fiscal 1999 second quarter. PeopleSoft has verified to the Company that its products are Year 2000 compliant. As of December 27, 1998, the Company had been charged for $462,521 of installments on this note. The note bears interest at a rate of 11% and is due in several installments, the last of which is due September 18, 2001. The note agreement contains no financial covenants.

                                SPINCYCLE, INC.

8.  INCOME TAXES


     Deferred income tax assets (liabilities) consist of the following:


                                                            DECEMBER 27,    DECEMBER 28,
                                                                1998            1997
                                                            ------------    ------------
Deferred tax assets:
       Net operating loss carryforwards...................  $11,771,636     $ 7,019,952
       OID Interest.......................................    3,016,241              --
       Other..............................................      400,290         313,111
                                                            -----------     -----------
                                                            $15,188,167       7,333,063
                                                            -----------     -----------
Deferred tax liabilities:
       Depreciation.......................................     (371,437)       (257,969)
       Other..............................................       (4,490)        (37,673)
                                                            -----------     -----------
                                                               (375,927)       (295,642)
                                                            -----------     -----------
Net deferred tax asset....................................   14,812,240       7,037,421
     Less: valuation allowance............................  (14,812,240)     (7,037,421)
                                                            ===========     ===========
                                                            $        --     $        --
                                                            ===========     ===========



     In assessing the realizability of its deferred tax assets, the Company considers whether it is more likely than not that some or all of such assets will be realized. As a result of historical operating losses, the Company has fully reserved its net deferred tax assets as of December 27, 1998. The Company will consider release of the valuation allowance once profitable operations have been sustained.



     As of December 27, 1998, the Company had net operating loss carryforwards of approximately $29.4 million which will begin to expire in 2011. In the event of a change in ownership as defined by section 382 of the Internal Revenue Code, a significant limitation may be imposed on the availability of the Company's net operating loss carryforwards. It is probable that the Company has experienced one or more ownership changes in 1996, 1997 and 1998 as a result of the Company raising various rounds of private equity or that such an ownership change may have occurred or be deemed to have occurred.



9.  CAPITAL STOCK



     The Company has issued 76,974 shares of series A, 125,498 shares of series B, and 72,930 shares of series C convertible preferred stock (collectively, the Preferred Stock). Concurrently with the closing of the Offering, the redemption rights of the holders of the "Preferred Stock" were terminated. The previous put rights could have required the Company to purchase all of the Preferred Stock at any time after June 1, 2001, at a redemption price equal to the greater of the purchase price of the shares plus accrued but unpaid dividends, if any, or, the appraised value of the shares. The accreted value of the Preferred Stock at December 27, 1998 and December 28, 1997 was $50,845,810 and $48,792,805,
respectively.



     Holders of the Preferred Stock are entitled to one vote for each share held on all matters and do not have cumulative voting rights. Dividends on the preferred stock are payable only when declared by the Board of Directors and are not cumulative. Each share of the Preferred Stock is convertible into one share of common stock on a one-for-one basis and will be converted into common stock concurrently with a qualified public offering of the Company's common stock. The Company has reserved common shares equivalent to the outstanding preferred shares. The Preferred Stock has a liquidating preference over the common stock. In the event of liquidation, the holders of Preferred Stock are entitled to receive an amount equal to the price paid for the shares to the Company and participate on a pro rata basis with common stock shareholders for the

                                SPINCYCLE, INC.

remaining assets of the Company. In connection with the issuance of the Preferred Stock, the Company incurred approximately $1,043,000 of issuance costs.



     On April 14, 1998, 7,295 shares of the Company's common stock were issued to series C stockholders in connection with the re-pricing of the series C convertible preferred stock offering, originally priced at $220 per share. Pursuant to a stockholder consent dated March 18, 1998 and obtained as of April 14, 1998, the series C offering was converted to a unit offering, whereby each series C unit offered was comprised of ten shares of series C preferred stock and one share of common stock for $2,200 per unit. In accordance with existing authoritative guidance, the additional fair value of the consideration transferred to series C stockholders of $1,459,000 (i.e. the 7,295 shares of common stock issued in connection with the conversion of the original offering to a unit offering multiplied by $200 per share) has been treated as a return to series C stockholders. Accordingly, $1,459,000 has been deducted from the Company's net loss for the year-to-date period ended December 27, 1998 in determining the net loss applicable to common shareholders for the calculation of earnings per share.



     On June 30, 1997, the Company effected a one-for-twenty-five reverse stock split of its preferred and common stock. Per share par value did not change as a result of this event. Accordingly, all references to shares issued and outstanding in the financial statements have been retroactively restated to give effect to this stock split.



10.  STOCK OPTIONS



     The SpinCycle, Inc. 1995 Amended and Restated Stock Option Plan (the "Plan") provides for the issuance of employee stock options. Under the provisions of the Plan, the Compensation and Organization Committee (the "Committee"), which is appointed by the Board of Directors of the Company has the discretion to determine, among other things, the employees to whom options may be granted; the number of options to be granted; the vesting period assigned to the options; and such other terms and conditions, consistent with the terms of the Plan, as the Committee deems appropriate. Substantially all options currently outstanding at December 27, 1998 vest ratably over a five year period from the date granted. The Committee also has the discretion to determine whether options granted shall be Incentive Stock Options ("ISOs") within the meaning of section 411 (a) of the Internal Revenue Code or non-qualified stock options. The Company has reserved 69,270 shares of its common stock for issuance in connection with the Plan.



     During 1997, the Company's Board of Directors approved a similar stock option plan for non-employee directors (the "Director Option Plan"). As of December 27, 1998, 220 options have been granted under this plan. The Company has reserved 2,000 shares of its common stock for issuance in connection with this plan.

                                SPINCYCLE, INC.

     The option price for all non-qualified stock options is also determined by the Committee, provided that in no event shall it be less than 85% of the fair market value of the stock at the time the option is granted. The option price for each option which is intended to qualify as an ISO shall be 100% of the fair market value of the stock at the time the option is granted (110% if the participant owns at least 10% of the stock immediately before the ISO is granted). A summary of option activity under the Plan for each of the three years in the period ended December 27, 1998 is as follows:



                                                                                WEIGHTED
                                                                                AVERAGE
                                                            OPTION SHARES    EXERCISE PRICE
                                                            -------------    --------------
Activity during Fiscal Year 1996:
  Granted.................................................      10,616          $125.00
  Exercised...............................................          --               --
  Expired/terminated......................................          --               --
Outstanding at December 31, 1996..........................      10,616           125.00
Activity during Fiscal Year 1997:
  Granted.................................................      21,287           152.27
  Exercised...............................................          --               --
  Expired/terminated......................................        (774)          178.29
Outstanding at December 28, 1997..........................      31,129          $142.33
                                                               -------          -------
Activity During Fiscal Year 1998:
  Granted.................................................      21,173           200.00
  Exercised...............................................          --               --
  Expired/Terminated......................................     (11,629)          146.84
                                                               -------          -------
Outstanding at December 27, 1998..........................      40,673          $171.00
                                                               -------          -------
Exercisable at December 27, 1998..........................       7,680          $153.23
Exercisable at December 28, 1997..........................       6,456          $148.79
Exercisable at December 31, 1996..........................          --          $    --
Weighted average grant-date fair value of options granted
  during fiscal 1998......................................      21,173          $ 45.27
Weighted average grant-date fair value of options granted
  during fiscal 1997......................................      21,287          $ 39.15
Weighted average grant-date fair value of options granted
  during fiscal 1996......................................      10,616          $ 19.83



     The following table summarizes information about our stock options outstanding as of December 27, 1998:



                                                                                  OPTIONS EXERCISABLE
                                     OPTIONS OUTSTANDING                    -------------------------------
                     ---------------------------------------------------      NUMBER
                       NUMBER       WEIGHTED-AVERAGE                        EXERCISABLE
     RANGE OF        OUTSTANDING       REMAINING        WEIGHTED-AVERAGE        AT         WEIGHTED-AVERAGE
  EXERCISE PRICES    AT 12/27/98    CONTRACTUAL LIFE     EXERCISE PRICE      12/27/98       EXERCISE PRICE
-------------------  -----------    ----------------    ----------------    -----------    ----------------
      $125.00          15,696             7.80              $125.00            4,576           $125.00
      $200.00          24,977             9.44              $200.00            3,104           $200.00

                                SPINCYCLE, INC.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option agreements. Had compensation cost for the Company's agreements been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common share would have been increased to the pro forma amounts indicated below:



                                                  1998           1997           1996
                                               -----------    -----------    ----------
Net loss -- as reported......................  $24,655,068    $13,795,509    $3,893,923
Net loss -- pro forma........................  $24,862,349    $13,924,560    $3,928,908
Net loss per common share -- as reported.....  $   (937.60)   $   (412.76)   $  (117.42)
Net loss per common share -- pro forma.......  $   (944.83)   $   (416.15)   $  (118.48)


     The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model applying the following assumptions:


                                                           1998       1997       1996
                                                          -------    -------    -------
Expected dividend yield.................................     0.00%      0.00%      0.00%
Risk-free interest rate.................................     5.26%      6.15%      5.82%
Expected life of options................................  5 years    5 years    3 years



11.  COMMITMENTS



     The Company leases substantially all of its stores and corporate offices under operating leases that are not cancelable. The leases expire at various dates through 2024. The Company has the option to extend the terms of the leases for periods ranging from five to 26 years. Certain leases require payment of property taxes, utilities, common area maintenance costs and insurance. Minimum lease payments due under the agreements for future fiscal years are as follows:



1999.........................................    $ 10,119,471
2000.........................................      10,560,968
2001.........................................      10,377,308
2002.........................................       9,728,079
2003.........................................       9,227,240
Thereafter...................................      52,939,234
                                                 $102,952,300
                                                 ============



     Rent expense totaled $7,280,216, $2,518,937 and $386,550 for the years ended December 27, 1998, December 28, 1997 and December 31, 1996, respectively.



     The Company has entered into employment agreements with two of its key executive officers. These agreements do not exceed four years in term, provide for a covenant not to compete for a term of one year subsequent to termination of the agreements, and provide for the payment of one year of base salary in the event that the employees are terminated.



12.  EXECUTIVE SEVERANCE AGREEMENT



     As a result of the resignation of the Company's former CEO and Chairman of the Board of Directors, and in accordance with the terms of the related employment agreement, the Company was obligated to pay this executive $400,000 over the remaining two-year term of his employment agreement. This amount, including related payroll taxes, was accrued at December 28, 1997. In addition, in March of 1998, the Company agreed

                                SPINCYCLE, INC.

to repurchase 18,019 shares of common stock owned by this executive for a sum of $200,000 to be paid as salary in the third year after his resignation. The current and long-term portions of this liability are included in accrued expenses and other liabilities, respectively, on the Company's balance sheet at December 27, 1998 and December 28, 1997.


     In addition, the Company forgave a loan outstanding to the executive of $50,000, plus any interest accrued thereon. The expense associated with this forgiveness of debt is included in general and administrative expenses in the Company's statement of operations. This executive also relinquished rights to any stock options previously granted to him by the Company.


     In July 1998, the Company and Mr. Bruce Mosby, the Company's former Chief Operating Officer, agreed that Mr. Mosby would leave the Company's employ. Later, a legal dispute arose concerning his departure. In October 1998, the Company and Mr. Mosby agreed to submit their dispute regarding their employment separation agreement to mediation. While mediation did not resolve the matter, the dispute was settled in February 1999. As a result of the settlement, Mr. Mosby received $125,000 from the Company to be paid as salary over one year and another $170,000 from the Company's insurance carrier which was paid in February of 1999.



13.  RELATED PARTY TRANSACTIONS



     Two directors of the Company are partners in a law firm which provides legal services to the Company. The Company paid approximately $2.3 million and approximately $400,000 in legal fees to this firm during 1998 and 1997, respectively. No payments were made to this firm prior to 1997. The Company accrued approximately $339,000 as of December 27, 1998 for services that had been provided by this firm but were not yet billed. This amount is part of accrued liabilities on the Company's Balance Sheet.



14.  FAIR VALUE OF FINANCIAL INSTRUMENTS



     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts for cash and cash equivalents, landlord allowances, accounts payable and accrued expenses reported in the Company's balance sheet approximate fair value based on the short maturity of those instruments. The carrying value of the other note payable is a reasonable estimate of fair value as the risk is commensurate with the terms and collateral of the agreement. The fair value of the Company's publicly traded debt was approximately $68.1 million based on the bid prices in the public bond market as of December 27, 1998.



15.  EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT



     In connection with the termination of the Raytheon and LaSalle loan agreements (as discussed in Note 7), the Company recognized an extraordinary loss of approximately $334,000 for the write-off of the unamortized balance of debt issue costs related to these agreements. This amounted to a net loss per share amount of $11.64. There was no tax effect on this loss, based on the Company fully reserving against the deferred tax asset.

                                SPINCYCLE, INC.


                                 BALANCE SHEETS

                                  (UNAUDITED)


                                                               MARCH 21,      DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,161,248    $  4,239,099
  Landlord allowances.......................................     1,049,088         781,628
  Prepaid expenses..........................................       245,195         582,006
  Inventory.................................................       249,875         112,964
  Land held for sale-leaseback..............................     2,194,533       2,194,533
  Other current assets......................................       661,910         687,483
                                                              ------------    ------------
     Total current assets...................................     7,561,849       8,597,713
Property and equipment, net.................................   103,486,575     100,657,304
Goodwill, net...............................................    13,466,149      13,610,471
Other assets................................................     5,246,049       5,390,972
                                                              ------------    ------------
          Total assets......................................  $129,760,622    $128,256,460
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  4,546,975    $  4,986,996
  Construction payables.....................................            --         389,393
  Accrued utilities.........................................       883,328       1,003,766
  Accrued expenses..........................................     1,752,876       2,626,384
  Current portion of deferred rent..........................       478,516         311,557
  Current portion of long-term debt.........................       281,804         210,275
                                                              ------------    ------------
     Total current liabilities..............................     7,943,499       9,528,371
Long-term debt..............................................   112,207,406     103,221,752
Deferred rent...............................................     3,062,154       2,650,724
Other liabilities...........................................       131,731         192,308
                                                              ------------    ------------
          Total liabilities.................................   123,344,790     115,593,155
                                                              ------------    ------------
Shareholders' equity:
  Series A, Series B and Series C convertible preferred
     stock, $.01 par value, 370,000 shares authorized,
     275,402 shares issued and outstanding..................    50,845,810      50,845,810
  Common stock, $.01 par value, 630,000 shares authorized,
     27,763 shares issued and outstanding...................           278             278
  Common stock warrants.....................................     5,625,000       5,625,000
  Additional paid-in capital -- common stock................     1,439,859       1,430,259
  Accumulated deficit.......................................   (51,495,115)    (45,238,042)
                                                              ------------    ------------
  Total shareholders' equity................................     6,415,832      12,663,305
                                                              ------------    ------------
Total liabilities and shareholders' equity..................  $129,760,622    $128,256,460
                                                              ============    ============



   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.


                            STATEMENTS OF OPERATIONS

                                  (UNAUDITED)


                                                                    QUARTERS ENDED
                                                              --------------------------
                                                               MARCH 21,      MARCH 22,
                                                                 1999           1998
                                                              -----------    -----------
Revenues....................................................  $11,605,515    $ 5,270,794
Cost of revenues -- store operating expenses, excluding
  depreciation and amortization.............................    8,711,615      4,235,014
                                                              -----------    -----------
  Gross operating profit....................................    2,893,900      1,035,780

Preopening costs............................................      113,372         90,765
Depreciation and amortization...............................    3,151,607      1,274,070
Selling, general and administrative expenses................    2,515,957      2,173,530
Loss on disposal of property & equipment....................       31,500             --
                                                              -----------    -----------
  Operating loss............................................   (2,918,536)    (2,502,585)

Interest income.............................................       37,126        125,898
Interest expense, net of amount capitalized.................   (3,375,663)      (846,319)
                                                              -----------    -----------
  Net loss..................................................  $(6,257,073)   $(3,223,006)
Accretion of redeemable preferred stock.....................           --       (528,967)
                                                              -----------    -----------
  Net loss applicable to holders of common stock............  $(6,257,073)   $(3,751,973)
                                                              ===========    ===========

Net loss per common share (both basic and diluted):
  Net loss applicable to holders of common stock............  $   (225.37)   $   (111.82)
                                                              ===========    ===========
Weighted average number of common shares outstanding........       27,763         33,553
                                                              ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.


                            STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)


                                                                    QUARTERS ENDED
                                                              ---------------------------
                                                               MARCH 21,      MARCH 22,
                                                                 1999            1998
                                                              -----------    ------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Net loss..................................................  $(6,257,073)   $ (3,223,006)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................    3,151,607       1,274,070
     Loss on disposal of property and equipment.............       31,500              --
     Amortization of debt issuance costs....................      256,514              --
     Amortization of discount on long-term debt.............    3,123,966              --
     Changes in assets and liabilities:
       Landlord allowances..................................     (267,460)       (249,425)
       Prepaid expenses.....................................      336,811          29,213
       Inventory............................................     (136,911)        (12,196)
       Other current assets.................................       25,573         412,562
       Other assets.........................................      (36,177)        (35,976)
       Accounts payable.....................................     (440,021)     (3,152,454)
       Construction payables................................     (389,393)       (708,746)
       Accrued utilities....................................     (120,438)        103,181
       Accrued expense and other liabilities................     (934,085)      2,126,622
       Deferred rent........................................      578,389         860,795
                                                              -----------    ------------
          Net cash provided by (used in) operating
            activities......................................   (1,077,198)     (2,575,360)
                                                              -----------    ------------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Purchase of fixed assets..................................   (5,613,837)     (7,451,206)
  Proceeds from sale of fixed assets........................        2,000              --
  Net proceeds from sale-leaseback transactions.............           --       1,457,542
  Acquisition of businesses, net of cash acquired...........           --      (5,036,300)
  Capitalized interest......................................      (79,186)        (87,152)
                                                              -----------    ------------
          Net cash used in investing activities:............   (5,691,023)    (11,117,116)
                                                              -----------    ------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Payments of debt..........................................      (79,477)        (93,344)
  Debt issuance costs paid..................................     (129,753)       (306,447)
  Increase in debt..........................................    5,890,000       7,331,406
  Proceeds from stock subscriptions.........................                    2,904,500
  Stock issuance costs paid.................................        9,600              --
                                                              -----------    ------------
          Net cash provided by financing activities.........    5,690,370       9,836,115
                                                              -----------    ------------
Net increase (decrease) in cash and cash equivalents........   (1,077,851)     (3,856,361)
Cash and cash equivalents, beginning of period..............    4,239,099       8,249,161
                                                              -----------    ------------
Cash and cash equivalents, end of period....................  $ 3,161,248    $  4,392,800
                                                              ===========    ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
  Equipment financed with long-term debt....................  $   122,694    $  1,327,876
  Sale-leaseback financed with note receivable..............  $        --    $  4,930,381
  Accretion of mandatorily redeemable preferred stock.......  $        --    $    528,967
CASH FLOW DURING THE YEAR FOR THE FOLLOWING:
  Interest paid.............................................  $        --    $    620,838


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.


                    NOTES TO UNAUDITED FINANCIAL STATEMENTS



1.  UNAUDITED FINANCIAL INFORMATION -- BASIS OF PRESENTATION



     The unaudited financial information presented herein has been prepared in accordance with the instructions to Form 10-Q and Regulation S-X and does not include all of the information and note disclosures required by generally accepted accounting principles. Therefore, this information should be read in conjunction with the audited financial statements for the year ended December 27, 1998 and notes thereto included in this prospectus. This information reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the Company's financial position, results of operations and cash flows for the interim periods reported. These adjustments are of a normal and recurring nature.


2.  UNAUDITED INTERIM RESULTS OF OPERATIONS


     The results of operations for the quarters ended March 21, 1999 and March 22, 1998 are not necessarily indicative of the results to be expected for a full fiscal year.



3.  COMPANY EXPANSION



     During the quarter ended March 21, 1999, the Company opened nine stores in five cities, all of which were developed stores. As of March 21, 1999 the Company had opened or acquired 172 stores in 25 markets throughout the United States and had three stores under construction.



4.  EARNINGS PER SHARE


     Net loss per common share is computed using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which requires the presentation of basic earnings per share ("EPS") and diluted EPS.


     Basic EPS is computed by dividing the net loss applicable to holders of common stock by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing the net loss by the weighted average number of common shares outstanding during the period adjusted for dilutive stock options and warrants and dilutive common shares assumed to be issued on conversion of preferred stock to common stock. Diluted EPS has not been presented as the computation is anti-dilutive due to the Company's net loss in each period.



5.  ACQUISITIONS



     During the quarter ended March 21, 1999, the Company did not acquire any existing coin laundry businesses. During the quarter ended March 22, 1998, the Company acquired eight existing coin laundry businesses for a total cash outlay of $5,036,300, all of which were financed, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $1,943,500 and did not assume any liabilities of the sellers. Goodwill is amortized on a straight-line basis over 15 years.

                                SPINCYCLE, INC.

6.  INTEREST EXPENSE, NET OF AMOUNT CAPITALIZED


     The Company's interest expense, net of amount capitalized, consists of the following:


                                                                  QUARTERS ENDED
                                                              -----------------------
                                                              MARCH 21,     MARCH 22,
                                                                 1999         1998
                                                              ----------    ---------
Accretion of Senior Discount Notes..........................  $3,123,966    $     --
Interest expense on Raytheon and LaSalle debt...............          --     932,365
Amortization of debt issue costs............................     256,515          --
Interest expense on Heller Facility.........................      61,918          --
Other interest expense......................................      12,450       1,106
Capitalized interest........................................     (79,186)    (87,152)
                                                              ----------    --------
Interest expense, net.......................................  $3,375,663    $846,319
                                                              ==========    ========



7.  LONG-TERM DEBT



     At March 21, 1999 and December 27, 1998, long-term debt included the following:



                                                               MARCH 21,      DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
12.75% Senior Discount Notes Due 2005 ($144,990,000
  principal amount), net of unamortized discount............  $106,084,495    $102,960,529
Heller Credit Facility; interest at LIBOR plus 2.75% or
  prime plus 0.50%, matures April 28, 2002..................     5,800,000              --
Other notes payable; interest at 11% due in various
  installments through September 2001.......................       604,715         471,498
                                                              ------------    ------------
                                                               112,489,210     103,432,027
Less current portion........................................      (281,804)       (210,275)
                                                              ------------    ------------
                                                              $112,207,406    $103,221,752
                                                              ============    ============



8.  REDUCTION IN FORCE



     On February 8, 1999, eight general and administrative employees were released from their employment with the Company as part of a reduction in force. This reduction in force was primarily focused on our growth-related personnel, including regional directors of development and acquisitions and corporate and field level construction managers. In connection with this reduction in force, the Company paid approximately $55,000 in severance and approximately $11,000 in accrued vacation benefits to these eight employees. These expenses were recorded in the first quarter of 1999.



9.  SUBSEQUENT EVENTS



     Subsequent to the end of the first quarter of 1999, the following events occurred:



     A. On April 23, 1999, 20 general and administrative employees, including the Company's Chief Information Officer, Mr. Patrick Boyer, were released from their employment with the Company as part of a reduction in force. In connection with this reduction in force, the Company will pay approximately $72,000 in severance and approximately $20,000 in accrued vacation benefits to these 20 employees. These expenses will be recorded in the second quarter of 1999. Management believes this reduction in force was necessary to further reduce the Company's general and administrative expenses in accordance with the Company's slowed growth in acquisitions and development.

                                SPINCYCLE, INC.

     B. As a result of the Company's slowed expansion and development and public equity offering prospects, the Company's Chief Financial Officer, Mr. James Puckett, left the Company effective May 6, 1999. In the Company's current state of slowed growth, the day to day financial responsibilities will be assumed by Mr. Peter Ax, the Company's Chairman and Chief Executive Officer.



     C.   As a result of the Company's slowed expansion and development, the

          Company's general counsel was terminated on June 10, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                [SPINCYCLE LOGO]


                                SPINCYCLE, INC.

                                144,990 WARRANTS
                           TO PURCHASE 26,661 SHARES
                                OF COMMON STOCK
                               AND 26,661 SHARES
                                OF COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses (other than the SEC filing fee) are estimated:


SEC Registration Fee........................................  $     --
Accounting Fees.............................................  $ 25,000
Printing and Engraving Expenses.............................  $ 85,000
Legal Fees and Expenses (other than blue sky)...............  $ 35,000
Blue Sky Fees and Expenses..................................  $     --
Transfer Agent and Registrar Fees...........................  $     --
Miscellaneous Expense.......................................  $     --
                                                              --------
          Total.............................................  $145,000
                                                              ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "Delaware Act") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware Act. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

     The Certificate eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company of its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director: (a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an illegal dividend or stock repurchase; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.



     From February 1996 through January 31, 1997, the Company offered and sold 76,974 shares (on a post-split basis) of its Series A Convertible Preferred Stock ("Series A Stock") for approximately $9.6 million in cash to "accredited investors" (as defined in Section 501(a) of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")) only. Approximately 1,146 (on a post-split basis) of the shares of Series A Stock were issued for services including marketing and other consulting services. In connection with the sale of the Series A Stock, the Company relies upon the exemptions from the Section 5 registration requirements set forth in Section 4(2) of the Securities Act and pursuant to the safe harbor provided in Rule 506 of Regulation D. This offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale. The Series A Stock was offered through officers and directors of the Company as well as broker-dealers.

     In March 1997 the Company commenced, and on April 24, 1997, the Company closed the sale of 125,498 shares (on a post-split basis) of its Series B Convertible Preferred Stock ("Series B Stock") for $25 million in cash proceeds. The Series B Stock also was offered to "accredited investors" only. In connection with the sale of the Series B Stock, the Company relies upon the exemptions from the Section 5 registration requirements set forth in Section 4(2) of the Securities Act and pursuant to the safe harbor provided in Rule 506 of Regulation D. This offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale. The Series B Stock was offered through officers and directors of the Company and to existing stockholders of the Company.

     In November 1997, the Company commenced an offering of up to $25 million of its Series C Convertible Preferred Stock at an offering price of $220 per share. Due to actual results and revised projections of Company revenues, management determined in February 1998 that the offering should be terminated and repriced to $200 per share (equivalent to the post-split price for the Series B Stock). This repricing was to be achieved by the issuance of one share of the Company's Common Stock for every ten shares of Series C Stock subscribed for. The repricing required approval of 51% of the holders of the Company's Common and Series B Stock and 76% of the holders of the Company's Series A Stock. The repricing was also affirmed by all subscribers for Series C Stock. The requisite approvals were obtained as of April 14, 1998 and the "Series C Units," comprised of ten shares of Series C Stock and one share of Common Stock were then issued to the subscribers in the Series C offering. The Series C Units were offered to "accredited investors" only. In connection with the sale of Series C Units, the Company relies upon the exemptions from the Section 5 registration requirements set forth in Section 4(2) of the Securities Act and pursuant to the safe harbor provided in Rule 506 of Regulation D. This offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale. The Series C Units were offered through officers and directors of the Company and to existing stockholders of the Company. As of the close of this offering on April 14, 1998, a total of approximately $16 million was raised in the sale of 72,930 shares of Series C Stock and 7,293 shares of Common Stock.


     On April 3, 1998, the Company commenced the offering of Senior Discount Notes (the "Old Notes") to "qualified institutional buyers" (as defined in Rule 144A promulgated pursuant to the Securities Act) only. This offering (the "Private Placement") was closed on April 29, 1998 with the sale of 144,990 units (the "Units"), with each Unit comprised of 12 3/4% Senior Discount Notes in the principal amount at maturity of $1,000 and a warrant (the "Warrants") to purchase .1839 shares of the Company's Common Stock. An exchange offer registration statement was filed on June 26, 1998 regarding the exchange of the Old Notes for registered notes (the "New Notes"). This registration statement provides the holders of the Warrants and the shares of Common Stock issuable upon the exercise of those Warrants to sell those securities for their own accounts.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is incorporated herein by this reference.

     All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this Post Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, in the State of Arizona, on July 20, 1999.


                                          SPINCYCLE, INC.

                                          By:        /s/ PETER L. AX
                                            ------------------------------------
                                            Peter L. Ax
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated on July 20, 1999.



SIGNATURE                                                TITLE
---------                                                -----
                   /s/ PETER L. AX                       Chairman and Chief Executive Officer
-----------------------------------------------------      (Principal Executive, Financial and
                     Peter L. Ax                           Accounting Officer)

                 /s/ ALFREDO BRENER*                     Director
-----------------------------------------------------
                   Alfredo Brener

                /s/ DEAN L. BUNTROCK*                    Director
-----------------------------------------------------
                  Dean L. Buntrock

                /s/ JAMES E. HUTTON*                     Director
-----------------------------------------------------
                   James E. Hutton

               /s/ JOHN H. MUEHLSTEIN*                   Director
-----------------------------------------------------
                 John H. Muehlstein

                 /s/ PEER PEDERSEN*                      Director
-----------------------------------------------------
                    Peer Pedersen

                  /s/ JOHN WALLACE*                      Director
-----------------------------------------------------
                    John Wallace



* Signed by Peter L. Ax pursuant to power of attorney.

                                    EXHIBITS


EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------                      ----------------------
 1.1*     Purchase Agreement, dated April 24, 1998 between the Company and Credit Suisse First Boston Corporation, as Initial
          Purchaser.
 3.1*     Amended and Restated Certificate of Incorporation of the
          Company as filed on April 27, 1998.
 3.2*     Bylaws of the Company.
 4.1*     Warrant Agreement dated as of April 29, 1998 between the
          Company and Norwest Bank Minnesota, N.A., as Trustee.
 4.2*     Amendment of Warrant Agreement dated as of June 9, 1998
          between the Company and Norwest Bank Minnesota, N.A., as
          Trustee.
 5.1*     Legal Opinion of Pedersen & Houpt, P.C.
10.1*     Loan and Security Agreement dated as of April 29, 1998 among the Company, as Borrower, various financial institutions, as
          Lenders, and Heller Financial, Inc., as Agent and as Lender.
10.2*     Collateral Assignment of Leases dated as of April 29, 1998 between the Company, as Borrower, and Heller Financial,
          Inc., as Agent for the Lenders under the Loan and Security
          Agreement.
10.3*     Assignment for Security of Patents, Trademarks and
          Copyrights dated as of April 29, 1998 between the Company, as Assignor, and Heller Financial, Inc., as Agent for the
          Lenders under the Loan and Security Agreement.
10.4*     Amended and Restated Supply Agreement dated as of February
          19, 1998 between the Company, as Buyer, and Raytheon
          Commercial Laundry LLC, as Seller.
10.5*     Employment Agreement dated December 1, 1996 between the
          Company and Peter Ax.
10.6*     Employment Agreement dated June 1, 1997 between the Company and Chris Lombardi.
10.7*     Indenture dated as of April 29, 1998 between the Company and
          Norwest Bank Minnesota, N.A., as Trustee.
10.8*     Registration Rights Agreement dated April 29, 1998 between the Company and Credit Suisse First Boston Corporation, as
          Initial Purchaser.
10.9*     Second Amended and Restated Supply Agreement dated as of
          September 1, 1998 between the Company, as Buyer and Alliance
          Laundry Systems LLC, as Seller.
10.10*    First Amendment to Loan and Security Agreement dated as of
          July 7, 1998.
10.11     Amendment No. 2 to Loan and Security Agreement between the
          Company, several lenders and Heller Financial, Inc., as
          agent for the Lenders dated February 9, 1999 effective as of
          December 27, 1999
11.1      Statement regarding Computation of Per Share Earnings.
23.1      Consent of Pedersen & Houpt, P.C.
23.2      Consent of PricewaterhouseCoopers LLP.
23.3      Consent of Coin Laundry Association.
24.1*     Power of Attorney.
27.1      Financial Data Schedule.


---------------

 * Previously filed.